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Exhibit 99.3

Exhibit 99.3

Kinross Gold Corporation 2021 Notice of Annual Meeting of Shareholders 2021 Management Information Circular

TSX: K Toronto Stock Exchange NYSE: KGC New York Stock Exchange Kinross is a global gold mining company with strong and consistent operating results driven by a high performance culture. With a balanced portfolio of mines and projects in three regions, our focus is delivering value based on the core principles of operational excellence, financial discipline and responsible mining. Our Core Values —— Putting people first. Outstanding corporate citizenship. High performance culture. Rigorous financial discipline. —— Expected Production Growth1,2 (Million Au eq. oz.) +/-5% Expected 2021 Gold Production1,2 (Au eq. oz.) 2.9 2.7 20% 2.4 • Americas • Russia • West Africa 2.4M 58% 22% Kinross Operations and Projects Manh Choh Bald Mountain All figures in the Circular are in U.S. dollars unless otherwise stated. Annual production level for “Operating Assets” based on 2020 gold equivalent production. Annual production level for “Development Projects” based on previously disclosed expected total life-of-mine production divided by total mine-life. Endnotes referenced from this page through to and including page 15 can be found on page 140 of this document. Kupol-Dvoinoye Fort Knox Chulbatkan-Udinsk Toronto (Head Office) Round Mountain Tasiast Chirano Paracatu La Coipa Lobo-Marte Approximate Annual Production (koz.) <300 300-400 >400 Operating Assets Development Projects 2021 2022 2023

Notice of 2021 Annual Meeting of Shareholders Dear Kinross Shareholders, Accessing the virtual only meeting We invite you to attend Kinross’ 2021 annual meeting of shareholders (the meeting). At the meeting, shareholders will: Registered shareholders as of March 19, 2021 and duly appointed proxyholders will be able to attend the meeting, submit questions and vote, all in real time, by connecting to the meeting via the internet to https://web.lumiagm. com/406172480 using the latest version of Chrome, Safari, Edge or Firefox on your computer, tablet or smartphone using the most updated version of the applicable software plugins. Please note that the virtual meeting platform is not supported on Internet Explorer. • Receive the audited consolidated financial statements of Kinross for the fiscal year ended December 31, 2020 and the report of the auditors • Elect directors • Appoint the auditors • Reconfirm the adoption of our Shareholder Rights Plan • Consider and pass an advisory resolution on Kinross’ approach to executive compensation; and • Consider any other business that may properly come before the meeting In order to participate and vote at the meeting, you will need your unique control number located on the accom-panying form of proxy or voting instruction form. Beneficial shareholders who have not duly appointed themselves as proxyholder will be able to attend the meeting as guests, but guests will not be able to vote or ask questions at the meeting. This notice is accompanied by the 2021 Management Information Circular (the circular) for the meeting which provides additional information relating to the above items for consideration at the meeting. See “Business of the Meeting” beginning on page 25. Any shareholder that wishes to appoint a person other than the named proxyholders identified on the form of proxy or voting instruction form (including a non-registered (beneficial) shareholder who wishes to appoint themselves to attend and vote at the meeting) must carefully follow the instructions in the Circular and on the form of proxy or voting instruction form. These instructions include the important additional step of registering with our transfer agent, Computershare Trust Company of Canada, after submitting the form of proxy or voting instruction form but prior to the meeting. You must follow these instructions carefully if you wish to access and vote at the meeting during the live webcast as the steps for doing so are different than for an in-person meeting. Why a virtual only meeting? There is ongoing uncertainty surrounding the public health guidelines and impact of the COVID 19 pandemic. Kinross has determined that holding the meeting virtually via a live audio webcast again this year is a prudent step to ensure the health and safety of our shareholders and employees and the communities in which we live. It also affords all of our shareholders an even greater ability to participate in the meeting equally, regardless of their geographic loca-tion and share ownership. 1 2021 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD May 12, 2021 | 10:00 a.m. (EDT) Virtual only meeting via live audio webcast Webcast link: web.lumiagm.com/406172480 Meeting ID: 406-172-480 Password: kinross2021

Detailed information on how shareholders can attend, participate in and vote at the meeting is available on pages 16 to 23 of the Circular. How do I Vote in advance? If you are following the instructions to attend and vote at the meeting, you can vote at the meeting. Regardless, we encourage you to vote in advance of the meeting. Our goal is to secure as large a representation as possible of shareholders at the meeting. You may vote by proxy in any of the following ways noted below. You will need the control number contained in the form of proxy or voting instruction form in order to vote. In order to be valid, your vote must be received on or before 10:00 a.m. (Toronto time) on May 12, 2021. It is important to note that shareholders will not be able to attend this year’s meeting in person. Those accessing the virtual meeting must remain connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the meeting. Shareholders with questions regarding the virtual meeting portal or requiring assistance accessing the meeting website may visit the website https://www.lumiglobal.com/faq prior to the meeting. Accessing the meeting on a dial-in, listen-only mode Shareholders and guests from the United States and Canada may also access the meeting on a ‘listen-only’ mode by dialing into the meeting using their telephone. Shareholders and guests who dial-in using their telephone will only be able to listen to the proceedings of the meeting and will not otherwise be able to participate, vote, ask questions or view any visual presentations made at the meeting. In order to access the meeting on a listen-only mode, please follow the following steps: 1. If you are dialing-in from Canada, call the toll-free number: 1-855-703-8985 2. If you are dialing-in from the United States, call the toll-free number: 1-888-788-0099 3. Wait for the prompts once your telephone connects to the meeting 4. Enter the meeting ID 913 4965 4640 when prompted 5. Enter the meeting passcode 3704477254 when prompted Your vote is important to us. Holders of common shares at the close of business on March 19, 2021 are eligible to vote at the meeting. For more information on voting your shares and the proxy process, see Information About Voting on pages 16 to 23 in the Circular. By order of the board of directors Lucas R. Crosby Corporate Secretary March 16, 2021, Toronto, Canada 2 2021 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD If you have any questions relating to the meeting, please contact Kingsdale Advisors by telephone at 1-866-851-3217 toll free in North America or 416-867-2272 outside of North America or by email at contactus@kingsdaleadvisors.com. Telephone Voting Vote by calling the toll-free number shown on the form of proxy or voting instruction form Internet Voting Registered shareholders vote online at www.investorvote.com Non-Registered (beneficial) shareholders vote online at www.proxyvote.com OR by logging on to the website indicated on the form of proxy or voting instruction form Mail-in Voting Complete the form of proxy or voting instruction form and return it in the envelope provided

Table of Contents Letter to shareholders from chair of the board 4 Governance Highlights Regulatory compliance Code of business conduct and ethics Role of the board of directors Position descriptions Assessing the board Nominating and method of voting for directors Diversity New director orientation and continuing education Board term and renewal Additional governance 128 128 129 130 131 131 132 132 134 138 138 Executive summary 2020 Performance Highlights Kinross’ Global Response to the COVID-19 Pandemic Environmental, Social and Governance Highlights Corporate Governance at a Glance 2020 Compensation Highlights 8 10 11 13 15 Voting Who can vote How to vote Changing your vote Questions 16 17 22 23 Appendices Charter of the Board of Directors Schedule A to the Charter of the Board of Directors 141 143 Business of the meeting Financial statements Election of Board of Directors Appointment of Auditors Support “Say on Pay” 25 25 26 30 Directors Highlights: board attributes, board activity About the nominated directors Directors’ skills and experience Director compensation Board committee reports 33 33 45 45 50 Executive compensation Letter to shareholders (from chair of the human resources and compensation committee) Executive compensation discussion and analysis Compensation philosophy and approach Compensation governance Components of executive compensation 2020 results Key summary tables Description of compensation program components 59 63 63 63 79 80 106 117 3 202012M1 AMNAANGAEGMEEMNETNITNFINOFROMRAMTAIOTINOCNIRCCIRUCLUALRAKRINKRINORSOSSGSOGLODLD Frequently accessed content Environmental, Social and Governance Highlights 11 How to vote 17 Directors’ skills and experience45 “Say on Pay” and shareholder engagement 64 2020 results80 Key summary tables106 Diversity132

Table of Contents

Letter to shareholders from chair of the board 4

Executive summary
2020 Performance Highlights 8
Kinross' Global Response to the COVID-19 Pandemic 10
Environmental, Social and Governance Highlights 11
Corporate Governance at a Glance 13
2020 Compensation Highlights 15

Voting
Who can vote 16
How to vote 17
Changing your vote 22
Questions 23

Business of the meeting
Financial statements 25
Election of Board of Directors 25
Appointment of Auditors 26
Support "Say on Pay" 30

Directors
Highlights: board attributes, board activity 33
About the nominated directors 33
Directors' skills and experience 45
Director compensation 45
Board committee reports 50

Executive compensation
Letter to shareholders (from chair of the human resources and compensation committee) 59
Executive compensation discussion and analysis 63
Compensation philosophy and approach 63
Compensation governance 63
Components of executive compensation 79
2020 results 80
Key summary tables 106
Description of compensation program components 117

Governance
Highlights 128
Regulatory compliance 128
Code of business conduct and ethics 129
Role of the board of directors 130
Position descriptions 131
Assessing the board 131
Nominating and method of voting for directors 132
Diversity 132
New director orientation and continuing education 134
Board term and renewal 138
Additional governance 138

Appendices
Charter of the Board of Directors 141
Schedule A to the Charter of the Board of Directors 143

2021 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD 3

LETTER TO SHAREHOLDERS EXECUTIVE SUMMARY VOTING BUSINESS OF THE MEETING DIRECTORS EXECUTIVE COMPENSATION GOVERNANCEAPPENDICES Letter to Shareholders Dear Shareholders, In 2020, COVID-19 significantly affected many facets of our lives and our business. For Kinross, it was, in some respects, a year of contrasts. Despite the unprecedented impacts of the pandemic on the global economy, we were able to safely and skillfully manage our business to achieve our goals while prioritizing the health and safety of our employ-ees and host communities. Catherine McLeod-Seltzer work for our efforts to combat the virus, helping to Thanks to the tremendous efforts of our global workforce and the leadership of our management team, we: implement protocols and sharing best practices to both manage and combat the spread of COVID-19 in our offices and operations. • Safely and successfully maintained business continuity to meet guidance for the ninth consecutive year; • Generated record free cash flow3 of over $1 billion; • Increased margins5 at a higher rate than the rise in the price of gold, which reached all-time highs; • Continued our strong performance in the areas of Environment, Social and Governance (ESG); • Provided a three-year outlook with a growing production profile, along with a long-term production profile; • Completed synergistic acquisitions in Russia and Alaska; and • Reached an agreement in principle with the Government of Mauritania. Across our global portfolio, Kinross’ response focused on prioritizing the health and safety of employees and host communities, and implementing rigorous safety measures at every operation. These included travel restrictions, quarantines, adjustments to rotation schedules, screenings and testing at entry points, among other measures. While keeping our workforce safe, these measures created challenging operating conditions, particularly at remote camp-based locations, but I am pleased to report that through the leadership of the management team and the hard work of all employees, the company safely delivered exceptional performance over the year. The company also took prudent measures to maintain busi-ness continuity, including mitigating operational and supply chain risks by increasing stocks of key consumables and identifying alternative sources of supply, ensuring our global workforce received proper support as more employees worked from home and with increased challenges at sites, actively managing metal shipments to mitigate potential disruptions at refineries, and drawing down on its credit facility as a precautionary measure during an uncertain time, which the company subsequently repaid in full. Kinross also delivered a total shareholder return of 56% over the year and instituted a sustainable quarterly dividend, both of which are indicative of our strong 2020 performance. Total shareholder return of 56% over the year and instituted a sustainable quarterly dividend A review of the company’s performance throughout 2020 is provided below in this annual update to our shareholders, which I am pleased to share on behalf of the board of directors. I am proud to say that Kinross also continued to support our host communities and countries, providing approximately $6 million towards local efforts to combat COVID-19, which included donations in the areas of health services, food security and bolstering local economies. In Mauritania, the company donated 38 fully equipped ambulances to the government, in Brazil, it procured ventilators, test kits and PPE supplies for the local community, and in Russia’s Far East, it donated medical equipment and supplies for hospi-tals in Anadyr and Magadan. COVID-19 management Early actions by Kinross were instrumental in the successful mitigation of the impacts of the COVID-19 pandemic on our people and operations. A cross-functional Task Force was established in January 2020, laying the important ground-4 2021 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

LETTER TO SHAREHOLDERS EXECUTIVE SUMMARY VOTING BUSINESS OF THE MEETING DIRECTORS EXECUTIVE COMPENSATION GOVERNANCE APPENDICES Kinross also continued to support our host communi-ties and countries, providing approximately $6 million towards local efforts to combat COVID-19 ress was made at La Coipa, and Kinross also added to its portfolio with the synergistic, bolt-on acquisitions of the Chulbatkan and Manh Choh (formerly known as ‘Peak’) proj-ects. Construction at the Fort Knox Gilmore project was completed on time and under budget, and Kinross contin-ued to advance studies at the Udinsk and Lobo-Marte projects. Business continuity also translated into economic stability for Kinross’ workforce, as the company did not implement any pandemic-related labour reductions. Kinross was also able to maintain the economic benefits it provides to host countries through taxes and procurement, an especially critical contribution during the challenging year. The company’s large, stable production profile and declin-ing cost trend over the next three years are expected to drive strong free cash flow performance, with a peer-lead-ing analyst forecast in free cash flow yield, placing Kinross in an excellent position to generate substantial value for our shareholders. This, along with its positive long-term pro-duction outlook, provides Kinross with a solid foundation to continue building value into the future.1,2,3 Operational Performance & Future Value Kinross met its original, pre-pandemic 2020 guidance despite significant headwinds, meeting production, cost of sales and capital expenditure guidance for the ninth con-secutive year. Strong Financial Position Paracatu, Kupol, and Tasiast – the company’s three largest mines – accounted for over 60% of total production and the lowest costs. The company’s global portfolio produced 2.4 million gold equivalent ounces1, at production cost of sales3 of $723 per ounce and all-in sustaining costs1,3 of $987 per ounce, with capital expenditures of $916 million over the year. Kinross generated record free cash flow3 of over $1 billion in 2020, and maintained its strong balance sheet with cash and cash equivalents of $1.2 billion and total liquidity of approx-imately $2.8 billion at December 31, 2020. Margins5 increased by 53% to an impressive $1,051 per ounce sold, outpacing the 27% year-over-year increase in the average realized gold price.7 Kinross also improved its debt metrics, including its net debt to EBITDA ratio, and continues to prioritize main-taining and strengthening its balance sheet. Kinross also provided three-year guidance, outlining expected production growth of 20% to 2.9 million gold equivalent ounces in 2023 at declining cost of sales, and average annual production of 2.5 million gold equivalent ounces to 2029.1,2,3 Margins5 increased by 53% to an impressive $1,051 per ounce sold, outpacing the 27% year-over-year increase in the average realized gold price This robust long-term production profile is supported by the company’s organic development project portfolio, and continued success in exploration. Through exploration and mine optimization programs, Kinross added a net 5.7 mil-lion gold ounces to its mineral reserve estimates in 2020, a 23% year-over-year increase, to 30.0 million gold ounces. In addition, mine lives at Kupol and Paracatu were extended by one year to 2025 and 2032, respectively, and Chirano extended mine life by three years to 2025, with further opportunities for additional mine life extensions. In March 2020, Moody’s Investor Service upgraded Kinross’ credit rating to investment grade, aligning with S&P Global Ratings and Fitch Ratings. Environmental, Social and Governance (ESG) Environmental stewardship, social responsibility and gover-nance continued to be key areas of focus over the year. Kinross ranked in the top quartile of its peer group in ESG, as measured by Sustainalytics, MSCI, ISS, Vigeo, Refinitiv and S&P Global ESG scores. Kinross was recognized through inclusion in the S&P Global Sustainability Yearbook 2021, marking the company’s eighth consecutive year in the indus-try’s top tier for ESG performance, and its “A” level rating by MSCI. As a World Gold Council member, Kinross played an active role in the development of the Responsible Gold Min-ing Principles and is making good progress on the process of conformance. Kinross added a net 5.7 million gold ounces to its mineral reserve estimates in 2020 The company also advanced its projects, including Tasiast 24k, and reached an agreement in principle with the Gov-ernment of Mauritania, which enhanced our partnership and positions Tasiast for long-term success. Further prog-5 2021 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

LETTER TO SHAREHOLDERS EXECUTIVE SUMMARY VOTING BUSINESS OF THE MEETING DIRECTORS EXECUTIVE COMPENSATION GOVERNANCE APPENDICES In safety, Kinross delivered solid total reportable injury fre-quency rates in 2020, in line with three-year averages, remaining among the top industry performers. I am sad-dened to report, however, that these achievements were overshadowed by a mine site fatality late in the year, the first since 2017, which highlighted the continued importance of vigilance. The company followed this tragic incident with Safety Stand-downs at every operation to reaffirm efforts that focus on continuous improvement in safety. Board) Metals and Mining Standard and improved climate change disclosures benchmarked against the recommen-dations made by the Task Force on Climate-related Financial Disclosures (TCFD). Kinross had an excellent year in 2020, and we remain confi-dent in the management team’s ability to execute on its strategy of operational excellence, financial strength, disci-plined growth, and responsible mining. The company delivered superior shareholder value over the year, and we believe we are in an excellent position to continue deliver-ing long-term shareholder value. The company’s efforts in environmental stewardship were recognized over the year through World Wildlife Fund (WWF) Russia’s environmental transparency rating of mining and metals companies, where Kinross received the top ranking in 2020. In Alaska, its successful reclamation of the True North mine, the first large metal mine to be returned to the State and opened for public access, was publicly endorsed by the Alaska Department of Natural Resources. I encourage you to review the letter from the Chair of the board’s human resources and compensation committee on page 59 of this management information circular, which provides an overview of key executive compensation deci-sions based on 2020 performance. Despite the limitations imposed by COVID-19, social engagement remained strong, with approximately 105,000 stakeholder interactions conducted during 2020. Kinross’ community investments also supported approximately 938,000 beneficiaries during the year and our operations provided a total of approximately $3 billion4 in economic benefits to host countries through taxes, wages, procure-ment and community support. I would also like to acknowledge the retirement of Mr. John A. Brough, effective December 31, 2020. Mr. Brough had been a Kinross board member since 1994 and was the Chair of the board’s audit and risk committee for many years. On behalf of the board and Kinross management, I would like to thank Mr. Brough for his many significant contributions during his long and distinguished directorship on the board. Virtual Annual General Meeting In the area of Inclusion & Diversity, Kinross continued to advance its goals, with women representing 33% of board members and a growing proportion of women in Kinross’ workforce. We also committed to Canada’s BlackNorth Ini-tiative and its anti-racism pledge, continued to deliver unconscious bias training, launched a global women’s net-working and mentoring program, and provided increased training and support around mental health, an important initiative during these challenging times. As was the case last year, Kinross’ board and management have again decided to hold a virtual Annual Meeting of Shareholders. Given the continued impact of the COVID-19 pandemic, we believe this is a prudent approach that prior-itizes the health and safety of our shareholders and employees, while still providing the same level of disclosure, transparency and participation as our previous meetings. We encourage you to read this management information circular and to exercise your right to vote on the items for consideration at our Annual Meeting of Shareholders. You may vote in advance of the meeting, during the virtual meet-ing, or by proxy, using the methods described in the circular. Kinross continued to advance its goals, with women representing 33% of board members and a growing proportion of women in Kinross’ workforce On behalf of the board, thank you for your continued sup-port and engagement. Kinross’ approach to governance remains aligned with the highest standards and best practices. All directors remain independent except for the CEO, and all board commit-tees are entirely composed of independent directors. The company’s strong governance performance was again recognized, with Kinross placing first among Canadian mining companies in The Globe and Mail’s annual corpo-rate governance ranking. And to our employees, thank you for your continued hard work and dedication – our global Kinross team performed at a superior level, prioritizing safety and delivering opera-tional excellence during an unprecedented year. Sincerely, For additional information on Kinross’ efforts in the area of ESG, refer to our 2019 Sustainability Report, published in August 2020. The report included indicators and metrics from the SASB (Sustainability Accounting Standards Catherine McLeod-Seltzer Chair of the board 6 2021 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

LETTER TO SHAREHOLDERS EXECUTIVE SUMMARY VOTING BUSINESS OF THE MEETING DIRECTORS EXECUTIVE COMPENSATION GOVERNANCE APPENDICES Key terms Restricted share units are equity-the company long-term incentive plan RPSUs are equity-settled restricted share and part of the company long-term U.S. Securities and Exchange Kinross’ executive team: J. Paul Executive Officer; Andrea S. and Chief Financial Officer; Geoffrey P. Corporate Development, External B. Tomory, Executive Vice-President Shareholder Rights Plan Agreement Computershare Investor Services Inc. ratified by the shareholders on May 9, reconfirmation at this Meeting. The total number of common shares carrying a weight of one vote per STI annual performance of the company. Computershare Trust Company of Total shareholder return is a measure stock and the related outcome to TSX 7 2021 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD AISC All-in sustaining cost per gold ounce sold is a non-GAAP measure used by management to better understand the cost of sustaining gold production. Refer to Section 11. “Supplemental Information” section of the company’s MD&A for the year ended December 31, 2020. ARC Audit and risk committee of the board of directors. Auditors KPMG LLP of Toronto, Ontario. Board The board of directors of Kinross Gold Corporation. CGNC Corporate governance and nominating committee of the board of directors. Circular This 2021 Management Information Circular. Code Kinross’ Code of Business Conduct and Ethics. Comparator Group Agnico Eagle Mines Ltd. (AEM), AngloGold Ashanti Limited (AU), B2Gold Corporation (BTO), Barrick Gold Corporation (ABX), Cameco Corporation (CCO), Eldorado Gold Corporation (ELD), First Quantum Metals (FM), Gold Fields Limited (GFI), Iamgold (IMG), Lundin Mining Co. (LUN), Newcrest Mining Limited (NCM), Newmont Corporation (NEM), Teck Resources Limited (Teck/B), and Yamana Gold Inc. (YRI). CRTC Corporate responsibility and technical committee of the board of directors. DSUs Deferred Share Units. A DSU is an amount owed by Kinross to the director holding it having the same value as one common share, but which is not paid out until such time as the director terminates service on the board. ESG Environmental, social and governance, which consists of performance in health, safety, environment, community relations including stakeholder relations, and human resources including inclusion and diversity. Four Point Plan (4PP) and First Priorities The 4PP measures company performance for employees under the global compensation plan. The first of these “four points” is “First Priorities”, which includes performance against specific targets for leading and lagging ESG indicators in areas of safety, environmental and community relations performance. Other measures in the 4PP include finance and operational metrics, building for the future such as exploration and capital projects, and continuous improvement and innovation. Employees are also assessed against site specific objectives. Free cash flow A non-GAAP measure calculated as net cash flow from operating activities less capital expenditures . Refer to Section 11. “Supplemental Information” section of the company’s MD&A for the year ended December 31, 2020. HRCC Human resources and compensation committee of the Kinross board of directors. IFRS International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board. Independent Directors Members of the board of directors who have no direct or indirect material relationship with the company. Kinross Gold and Kinross Kinross Gold Corporation governed by the Business Corporations Act (Ontario) and headquartered in Toronto, Canada. LT I Long-term incentive, the component of “at risk” compensation used to align executive interests with Kinross’ long-term strategy and the interests of shareholders. Meeting The Annual Meeting of Shareholders to be held virtually on May 12, 2021. NEO Named Executive Officer(s). NYSE New York Stock Exchange. RSUs settled or cash-settled awards under granted to eligible employees. Restricted performance share units units with a performance element incentive plan. SEC Commission. Senior Leadership Team (SLT) Rollinson, President and Chief Freeborough, Senior Vice-President Gold, Executive Vice-President, Relations and Chief Legal Officer; Paul and Chief Technical Officer. Shareholder Rights Plan between the company and adopted on March 15, 2018 and 2018 and being presented for Shares outstanding in Kinross Gold Corporation each common share. Short-term incentive, the component of “at risk” compensation linked to the Transfer Agent Canada. TSR of the performance of the company’s shareholders. Toronto Stock Exchange.

LETTER TO SHAREHOLDERS EXECUTIVE SUMMARY VOTING BUSINESS OF THE MEETING DIRECTORS EXECUTIVE COMPENSATION GOVERNANCE APPENDICES 2020 Performance Highlights Kinross had an exceptionally strong 2020, despite the challenges of the COVID-19 pandemic. We continued to prioritize responsible mining and the health and safety of our workforce while meeting our production and cost guidance for the ninth consecutive year and advancing our growth projects. We also instituted a sustainable quarterly dividend and generated an impressive 56% total shareholder return in 2020. We ended the year with a production profile that is expected to increase 20% over the next three years and drive robust cash flow, and are in a strong financial position to fund our growth and to continue delivering value. Operational Performance & Future Value Our three largest mines – production and achieved the • Safely maintained operations throughout the year and delivered on annual production, cost and capital expenditures guidance despite impact of global pandemic. • Produced 2.4 million Au eq. oz. in line with the company’s original annual guidance. • Delivered production cost of sales1,3 of $723 per Au eq. oz. in 2020, in line with guidance. • Delivered record annual production and record low costs at Tasiast for the second consecutive year; the 24k project remains on budget and on schedule. • Signed agreement in principle with the Government of Mauritania to enhance partnership and increase stability. • Acquired Chulbatkan and additional adjacent licenses in Russia and commenced Udinsk pre-feasibility study. • Advanced La Coipa and Lobo-Marte projects in Chile. • Completed construction of Fort Knox Gilmore project and advanced “bolt-on” Manh Choh project in Alaska. • Extended mine life at Chirano by three years to 2025, and by one year for both Kupol and Paracatu to 2025 and 2032, respectively, due to exploration and mine optimization. 2.4 8 2021 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD EXPECTED PRODUCTION GROWTH1,2 (Million Au eq. oz.) +/-5% 2.7 2.9 2023 2022 2021 THREE LARGEST MINES WITH LOWEST COSTS 62% of production Paracatu, Kupol and Tasiast – delivered 62% of total lowest costs. RISING PRODUCTION 20% Production is expected to grow 20% to approximately 2.9 million Au eq. oz in 2023 and average 2.5 million Au eq. oz. per year over the decade.1,2 SIGNIFICANT RESERVE GROWTH 23% Increased mineral reserve estimates by 5.7 million gold ounces after depletion, for a total of 30.0 million ounces.8 MEETING GUIDANCE 9 years Nine consecutive years of meeting or exceeding guidance targets for production, costs and capital expenditures.1,3

LETTER TO SHAREHOLDERS EXECUTIVE SUMMARY VOTING BUSINESS OF THE MEETING DIRECTORS EXECUTIVE COMPENSATION GOVERNANCE APPENDICES 53% year-over-year mainly due Increase7 Financial Strength equivalents ending the year with over $1.2 • More than doubled adjusted net earnings3,6 year-over-year to $966.8 million or $0.77 per share, mainly due to higher margins. • Delivered outstanding financial results including a six-fold increase in record free cash flow3 of over $1 billion. • Instituted sustainable quarterly dividend of $0.03 per share. • Strengthened investment grade balance sheet, increasing cash and cash equivalents to $1.2 billion, total liquidity to approximately $2.8 billion and further improving debt metrics. • Increased attributable margins5 by 53% to $1,051 per ounce sold, outpacing the rise in average realized gold price. DELIVERED OUTSTANDING TOTAL SHAREHOLDER RETURNS IN 2020 23% 9 2021 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD LEGEND Kinross Gold Corp S&P/TSX Gold Index (%) 100 60 20 0 -20 56% Jan 1Dec 31 INVESTMENT GRADE BALANCE SHEET +$1.2B cash and cash Strengthened our balance sheet, billion in cash and cash equiva-lents and with available liquidity of approximately $2.8 billion. MORE THAN DOUBLED ADJUSTED NET EARNINGS $967M Adjusted net earnings3,6 more than doubled year-over-year to $967 million, or $0.77 per share. EXCELLENT FINANCIAL RESULTS +$1B free cash flow Portfolio of mines generated record free cash flow3 of more than $1 billion, a six-fold increase year-over-year. OUTSTANDING SHAREHOLDER RETURNS 56% Delivered robust total shareholder returns and instituted a sustainable quarterly dividend. DELIVERED ON GUIDANCE1,3 Produced 2.4 million Au eq. oz. Realized cost of sales per Au eq. oz. sold of $723 Delivered all-in sustaining cost of $987 per Au eq. oz. sold Reported capital expenditures of $916 million INCREASED MARGINS Kinross margins increased53% to improved cost performance 27% Kinross Margin5 Increase $1,051 per Au eq. oz. sold Average Realized Gold Price

LETTER TO SHAREHOLDERS EXECUTIVE SUMMARY VOTING BUSINESS OF THE MEETING DIRECTORS EXECUTIVE COMPENSATION GOVERNANCE APPENDICES Kinross’ Global Response to the COVID-19 Pandemic change overlap the pandemic risks to our host communities and 10 2021 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD Supporting Host Communities Early in the pandemic, we mobilized to understand to support the health, safety and well-being of the people living in these communities. We adapted our community engagement plans and community activities to respond to the impacts and risks of the pandemic. We provided approximately $6 million in COVID-19 support for local health services, food security and to bolster local economies. Our success in maintaining operations enabled us to provide ongoing economic benefits, an especially critical contribution in a challenging year. Protecting our Workforce Following the advice of public health experts, we enacted protocols to mitigate the risk of infection across all our mines, projects and offices. Our goal has remained to ensure that our workplaces are safe and that mitigation measures to prevent the spread of COVID-19 are robust and actionable. Critical measures have included: • individual site management controls and safety measures • quarantine procedures and on-site isolation facilities • adjustments to rotation schedules to reduce shift • supply chain contingency plans • a ban on non-essential business travel • alternative work arrangements where possible, including working from home • thorough screening at entry points • special accommodation for people in high-risk categories • increased cleaning and disinfection • increased medical preparedness and emergency medical plans We also recognized the pandemic’s effects on the well-be-ing of our workforce, including physical and mental health. We provided external employee assistance programs, 24/7 emergency medical assistance, flexible work arrangements, and access to Human Resources specialists to ensure our employees’ needs are being met. Transparent, frequent and timely communication to employees also aimed to ensure our workforce is informed and supported. Maintaining Business Continuity At an early stage, we implemented a prudent business continuity plan, including measures to maintain business resilience and account for poten-tial impacts to operations. We maintained our global supply chain, managed metal shipments and maintained our financial flexibility to successfully mitigate risks across our business. We also ensured we had the capabilities to maintain key functions while our employees work remotely. Through these measures, we were able to continue safely operating and met our goals for the year, including our original production and cost guidance. Kinross has taken a precautionary approach and continues to implement a comprehensive COVID-19 management plan that prioritizes the health and safety of our employees, their families and our host communities. In late January 2020, we established a cross-functional COVID-19 Task Force to help create and implement protocols to manage and combat the spread of COVID-19 in our operations and offices.

LETTER TO SHAREHOLDERS EXECUTIVE SUMMARY VOTING BUSINESS OF THE MEETING DIRECTORS EXECUTIVE COMPENSATION GOVERNANCE APPENDICES 2020 Environmental, Social and Governance Highlights Kinross continued to deliver on its environmental, social and governance (ESG) commitments in 2020, with our performance over the past year attributed to our values, strong policies and leading governance systems. ESG is embedded in Kinross’ culture, business strategy and operations, which together contribute directly to our license to operate. Environment Social • Advanced our climate change strategy and disclosures and benchmarked against the recommendations made by the Task Force on Climate-related Financial Disclosures. • Conducted a climate-risk and opportunity assessment across all sites, including scenario analysis of projected climate change. • Top ranked company on the World Wildlife Fund (WWF) Russia’s environmental transparency rating of mining and metals companies, ranking first in three of the past four years. • Recognized by the Alaska Department of Natural Resources for the successful reclamation of the True North mine with land returned to State for public use. • Updated group Environmental Standards to incorporate Responsible Gold Mining Principle requirements and ensure alignment with ISO14001:2015. • Met or exceeded all site level targets for permitting, water management and closure planning. • Maintained record of zero tailings breaches for the 28th consecutive year through best-in-class tailings management program at all sites. • Maintained 2020 safety performance in line with three-year averages, among the lowest total reportable injury frequency rates in the industry, although tragically overshadowed by an employee mine site fatality. • Provided approximately $3 billion4 in economic benefits through taxes, wages, procurement and community investments to host countries. • Helped combat COVID-19 impacts by providing approximately $6 million towards host community efforts in key areas of health services, food security and to bolster local economies. Overall community support totaled $13 million and supported approximately 938,000 beneficiaries. • Recorded approximately 105,000 stakeholder interactions despite COVID-19 restrictions and received more than 3,500 positive expressions of community support which is 23 times higher than negative expressions. • Percentage of management from host countries increased to 87%, with 99% of total workforce from host countries. • Advanced our inclusion and diversity goals, growing proportion of women in Kinross’ workforce. • Committed to Canada’s BlackNorth Initiative and its anti-racism pledge. 11 2021 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD ROBUST GOVERNANCE Top tier Recognized as the highest ranking Canadian mining company in The Globe and Mail’s annual corporate governance survey. LOCAL EMPLOYMENT 99% 99% of total workforce from within host countries over past two years, with management roles increasing to 87% in 2020. BENEFIT FOOTPRINT ~$3B Provided approximately $3 billion4 in economic benefits to host countries from our global operations. ADVANCED CLIMATE STRATEGY TCFD Initiated disclosure and benchmarking against the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD).

LETTER TO SHAREHOLDERS EXECUTIVE SUMMARY VOTING BUSINESS OF THE MEETING DIRECTORS EXECUTIVE COMPENSATION GOVERNANCE APPENDICES Achieved ESG scores in the top quartile Kinross’ ESG performance consistently ranks in the top quartile of its peer group, as measured by the S&P Corporate Sustainability Assessment (CSA), Sustainalytics, MSCI, ISS Oekom, Vigeo Eiris, CDP, and Refinitiv. Kinross was recognized through inclusion in the S&P Sustainability Yearbook 2021, marking the eighth consecutive year in the industry’s top tier for ESG performance, and by MSCI for its “A” level rating. Percentile ranking based on: (1) 13th out of 160 peers (score 65 of 100). (2) 10th out of 103 peers (score 29.1). (3) Achieved an ‘A’ rating. 13% of 31 peers in precious metals rated AA or higher, 23% as A; assume KGC at A midpoint. (4) Achieved a C rating. 17% rated B, B-and C+; assume KGC at C midpoint (9%). (5) Achieved a C rating. 174 companies in the Mining and Metals category of which 27 scored higher (B/B-). There were 18 other companies with C score; assume KGC at C midpoint. (6) 6th out of 55 in sector ranking (score 51 of 100). (7) Achieved an ‘A-’ rating, ranking 32nd out of 288 peers (score 75.7). the pandemic. focus on ESG, specifically climate change and 12 2021 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD Engaging our Shareholders As part of our effort to actively solicit feedback on Kinross’ ESG initiatives, compensation program, and governance, we continued to promote shareholder engagement efforts in order to understand the current priorities and perspectives of our investors, particularly as we all continue to navigate the impacts of the global pandemic. The highlights of our seventh annual proactive outreach program included: • Contacted our 30 largest shareholders (with• As a result of feedback received in recent years, the exception of one broker dealer) plus sevenKinross has made a number of changes to our shareholders who either withheld or voted againstcompensation program, including modifying certain one or more matters at the 2020 annual meeting, or metrics in our short-term incentive plan and RPSU expressed interest in discussing the topics covered in plan, removing options from the pay mix and revising the Shareholder Engagement program, in total holding target compensation levels. over 50% of our issued and outstanding shares.• While the discussions focused significantly on ESG, • Held virtual meetings with those shareholders who matters of compensation were also discussed, and expressed interest and two prominent advisory firms.we took the opportunity to understand how investors • Discussed a broad range of topics, with a central are thinking about compensation in the context of carbon footprint, tailings management, biodiversity, diversity beyond gender, the impact of COVID-19 and steps to keep our workforce and communities safe, as well as board succession. More details can be found on “Say on Pay”and Shareholder Engagement, on page 64. KINROSS RELATIVE PERFORMANCE ON KEY ESG RATINGS (Normalized) 100% 75% 50% 25% S&P Global ESG (1) Sustainalytics (2)MSCI (3)ISS Oekom (4)CDP (5)Vigeo Eiris (6)Refinitiv (7) (Sept 2020)(April 2020)(Dec 2020)(Nov 2020)(2020)(Nov 2020)(2020)

LETTER TO SHAREHOLDERS EXECUTIVE SUMMARY VOTING BUSINESS OF THE MEETING DIRECTORS EXECUTIVE COMPENSATION GOVERNANCE APPENDICES Governance • Maintained 100% independent board committees, with all directors independent except for the CEO. • Met 13 times, with the board meeting independent of management at all meetings. • Recognized as the highest ranking Canadian mining company in The Globe and Mail’s annual corporate governance survey. • Continued our focused succession program bringing in seven new directors since 2015, keeping board vital and enabling effective succession planning. • Maintained board diversity target of 33% women directors. • Continued to lower average director tenure to 5 years from 9.4 years in 2017. Corporate Governance at a Glance 13 2021 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD Board Composition Size of board 9• Independent directors 8 Average age of board 60 Average tenure of board (number of years)5 Separate Chair/CEOyes128 Number of women 3132 Number of men6132 Voting Annual director electionsyes Majority voting for directors yes25 Annual vote on executive compensation yes64 Policies and Charters Code of business conduct and ethicsyes•129 Diversity policy for directors yes•132 Corporate governance guidelines yes• Shareholder engagement policy yes• Charters for board committees yes• Overboarding policy yes• Interlocking policy yes• Retirement policy for directors (2)yes•138 Committee Independence Audit and risk 100% • Human resources and compensation 100% • Corporate governance and nominating 100% • Corporate responsibility and technical 100% • Requirements and Assessments Term limit for directors (1)yes138 Director stock ownership requirements yes47 Annual review of director independence yes141 Annual board and committee evaluationsyes131 Annual director evaluationsyes131 Professional Development Board orientation programs yes134 Director education programs yes134 Available on kinross.com 1. In December 2014, the board adopted the director service limits policy that limits the term for directors to 10 years, subject to the mandatory retirement at age 73. The 10 year term limit commences from the later of the date the term policy became effective or the date on which a director is first appointed or elected to the board, with the possibility of one 5 year extension, for a total term not exceeding 15 years, if such director has strong performance reviews and is re-elected to the board. 2. Unless otherwise determined by the board, no person shall be appointed or elected as a director after that person has reached 73 years of age.

LETTER TO SHAREHOLDERS EXECUTIVE SUMMARY VOTING BUSINESS OF THE MEETING DIRECTORS EXECUTIVE COMPENSATION GOVERNANCE APPENDICES Board Nominees Overview As Kinross shareholders you are being asked to cast your vote for nine directors. The following table provides an overview of the 2021 nominees. Detailed biographical information can be found on pages 34 to 42. Directors’ expertise Our board of directors’ expertise 9 members with expertise in managing and leading growth. 3 members with expertise in information technology. 7 members with expertise in corporate responsibility and sustainable development. 8 members with international expertise. 8 members with expertise in investment banking and mergers. 6 members with expertise in government relations. 9 members with experience being a senior officer. 6 members with experience in financial accounting and reporting. 6 members with expertise in governance. 7 members with expertise in operations. 5 members with expertise in managing environmental and social issues. 6 members with expertise in communications, investor and public relations. 8 members with expertise in mining and global resource industries. 14 2021 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD Name Independent Director Age Since Expertise Committees Attendance at board meetings Managing, Leading Growth International Senior Officer Operations Mining, Global Resource Industry Information Technology Human Resources Investment Banking, Mergers Financial Literacy Communications, Investor/Public Relations Corp Responsibility, Sustainable Development Government Relations Governance/Board Legal Environment and Social Corporate Governance + Nominating Corporate Responsibility + Technical Human Resources + Compensation Audit + Risk Ian Atkinson • 2016 71 • • • • • • • • • • • • • • 92% Kerry Dyte • 2017 61 • • • • • • • • • • • • • 100% Glenn Ives • 2020 60 • • • • • • • • • • • • • • 100% Ave Lethbridge • 2015 59 • • • • • • • • • • • 100% Elizabeth McGregor • 2019 44 • • • • • • • • • • 100% Catherine McLeod-Seltzer • 2005 61 • • • • • • • • • • • • • 100% Kelly Osborne • 2015 64 • • • • • • • • • • • • • 100% Paul Rollinson 2012 59 • • • • • • • • • • • 100% David Scott • 2019 59 • • • • • • • • • 100%

LETTER TO SHAREHOLDERS EXECUTIVE SUMMARY VOTING BUSINESS OF THE MEETING DIRECTORS EXECUTIVE COMPENSATION GOVERNANCE APPENDICES 2020 Compensation Summary You are being asked to vote in favour of an advisory resolution regarding Kinross’ approach to executive compensation. We encourage you to read about Kinross’ executive compensation program on pages 58 to 126 in this document. Compensation Philosophy and Approach 2020 Executive Compensation 2020 executive compensation decisions recognized the company’s outstanding performance over the past year. Management’s response to the pandemic prioritized the health and safety of our employees, supported workforce job security, provided community support and maintained business continuity, while delivering strong operational performance and financial results and meeting its original pre-pandemic goals. • The SLT received a company performance rating of 120%, reflecting strong operational and financial performance, assessed in the context of COVID-19. A 5% deduction was applied in arriving at this score, as a result of the operational mine site fatality in November 2020, the first workplace fatality since 2017. • The CEO’s individual rating of 110% was determined based on Paul Rollinson’s strong leadership and performance during a very challenging time, but also reflects a deduction in recognition of the operational fatality. • Individual ratings for the other three SLT members reflect their strong individual performance, their collective contributions to Kinross’ excellent year and their integrated efforts to overcome the challenges of the pandemic and achieve company goals. • The CEO continued to exceed his share ownership requirements, with holdings of more than 23 times his salary, far exceeding the 5 times average annual salary requirement. • Over 75% of SLT compensation is “at-risk” and tied to company performance. • Equity makes up 50% or more of direct compensation for the SLT, and 55% of that equity is in the form of performance share units, which vest only when specific performance targets are achieved. • Over the last two years we had made a number of changes to our compensation program based on feedback from shareholders, and were pleased to see our “Say on Pay” results reach 93% support in 2020. 15 2021 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD TOTAL DIRECT COMPENSATION + + = Total direct compensation Long-term incentive (multiplier of base salary) 55% RPSUs 45% RSUs Short-term incentive Target incentive x Performance multiplier Company (60%) + Individual (40%) Base salary Align executive interests with Kinross’ long-term strategy and those of shareholders Alignment • Rewarding the creation of shareholder value and exceptional performance, without encouraging undue risk-taking • Including long-term equity-based incentives as a significant portion of annual compensation • Requiring executives to hold common shares Reinforce Kinross’ operating performance and execution of strategic objectives Performance • Linking a portion of compensation to corporate performance, including annual operating performance • Linking a portion of compensation to individual performance, including behaviours that support Kinross values Enable Kinross to attract and retain high performing executives Competitive • Competitive pay practices (including internal equity), considering relevant mining and industry benchmarks and other factors Align pay and performance in a way that is transparent and understood by all stakeholders Transparent • Clear and complete disclosure of executive compensation approach and rationale

LETTER TO SHAREHOLDERS	EXECUTIVE SUMMARY	VOTING	BUSINESS OF THE MEETING	DIRECTORS	EXECUTIVE COMPENSATION	GOVERNANCE	APPENDICES

DELIVERY OF PROXY MATERIALS

Kinross Gold Corporation (Kinross or the company) is providing shareholders with access to its management information circular (the circular) for the 2021 annual meeting of its shareholders (the meeting) electronically via notice and access, instead of mailing out paper copies, as permitted by Canadian securities regulators. Kinross is also providing shareholders with access to its 2020 annual report electronically, instead of mailing out paper copies. This means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the cost of printing and mailing materials to shareholders.

Shareholders have received a notice of availability of proxy materials (the notice) together with a form of proxy or voting instruction form. The notice provided instructions on how to access and review an electronic copy of the circular or how to request a paper copy. The notice also provided instructions on voting at the meeting. To receive a paper copy of the circular or the 2020 annual report, please follow the instructions in the notice.

All shareholders are reminded to review the circular before voting. Shareholders with questions about notice and access can call Computershare Investor Services Inc. (the transfer agent) toll free at 1-866-964-0492.

Proxy materials are being sent to registered shareholders directly and will be sent to intermediaries to be forwarded to all non-registered (beneficial) shareholders. Kinross pays the cost of delivery of proxy materials for all registered and non-registered shareholders.

GENERAL INFORMATION

This document is the management information circular made available to shareholders in advance of the meeting as set out in the notice.

This circular provides additional information with respect to the business of the meeting, Kinross and its directors and senior executive officers. This circular is dated March 16, 2021 and, unless otherwise stated, the information in this circular is as of March 16, 2021.

Unless indicated otherwise, all dollar amounts referenced in this circular are expressed in U.S. dollars. Where necessary, Canadian dollars are referenced as CAD$.

All references to financial results are based on the Kinross' audited consolidated financial statements, prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board.

References in this circular to the meeting include any adjournment(s) or postponement(s) that may occur.

SHARES OUTSTANDING

As of March 16, 2021, there were 1,261,060,317 common shares outstanding, each carrying the right to one vote per common share.

To the knowledge of the directors and executive officers of the company, as of the date of this circular, there is no person or company that beneficially owns, directly or indirectly, or exercises control or direction over, directly or indirectly, voting securities of Kinross, carrying 10% or more of the voting rights attached to any class of voting securities, with the exception of 149,265,772 common shares held within mutual funds and other client accounts managed by Blackrock, Inc. which has filed a Schedule 13G on EDGAR showing its beneficial ownership of Kinross shares at 11.9% of the outstanding shares as at December 31, 2020.

INFORMATION ABOUT VOTING

WHO CAN VOTE

Holders of common shares of Kinross (common shares or shares) at the close of business on March 19, 2021 (the record date), or their duly appointed representatives are eligible to vote.

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Why is this year's meeting virtual-only?

This year's meeting will be held virtually via a live online audio webcast due to the ongoing uncertainty surrounding the public health guidelines and impact of the COVID-19 pandemic. This measure is a prudent step to ensure the health and safety of our shareholders and employees and the communities in which we live.

You have various options for voting at this year's meeting. You are encouraged to vote in advance online, by phone or using any of the other methods described on your form of proxy or voting instruction form.

As described in more detail below, registered shareholders and duly appointed proxyholders (including non-registered shareholders who have appointed themselves as proxyholder) will be entitled to attend, participate and vote at the meeting, all in real time. Non-registered shareholders who do not appoint themselves as proxyholder may still access the meeting as guests, but they will not be able to vote at the meeting or ask questions. Guests will be able to listen to the meeting but will not be able to ask questions at the meeting.

It is important to note that you will not be able to attend this year's meeting in person. If you are participating in the meeting you must remain connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the meeting.

Am I a registered or a non-registered (beneficial) shareholder?

The voting process is different depending on whether you are a registered or non-registered shareholder.

You are a registered shareholder if your name appears on your share certificate or, if registered electronically, the shares are registered with Computershare Investor Services Inc. in your name and not held on your behalf by an intermediary such as a bank, trust company, securities broker, trustee or other nominee (each an intermediary).

You are a non-registered (or beneficial) shareholder if your shares are held on your behalf by an intermediary. This means the shares are registered with Computershare Investor Services Inc. in your intermediary's name, and you are the beneficial owner. Most shareholders are non-registered shareholders.

How can I vote in advance?

Voting instructions may be provided online or by telephone, or by signing and returning the form of proxy or voting instruction form sent to you along with the notice. In each case, if you vote in advance, the instructions provided on your form of proxy or voting instruction form authorizes Catherine McLeod-Seltzer or Lucas R. Crosby (the named proxyholders) to vote your shares at the meeting as your proxyholder in accordance with your instructions.

Both registered and non-registered shareholders can vote in advance of the meeting in any one of three ways:

Telephone Voting	Vote by calling the toll-free number shown on the form of proxy or voting instruction form

Internet Voting
Registered shareholders vote online at www.investorvote.com
Non-Registered (beneficial) shareholders vote online at www.proxyvote.com OR by logging on to the website indicated on the form of proxy or voting instruction form

Mail-in Voting	Complete the form of proxy or voting instruction form and return it in the envelope provided

Kinross may also utilize the Broadridge QuickVote™ service to assist non-registered shareholders with voting their Kinross shares over the telephone. Alternatively, Kingsdale Advisors may contact such non-registered shareholders to offer assistance with conveniently voting their shares through the Broadridge QuickVote™ service. Broadridge then tabulates the results of all the instructions received and then provides the appropriate instructions with respect to the shares to be represented at the meeting.

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You may appoint a person other than the named proxyholders as your proxyholder to attend and vote on your behalf at the meeting (including non-registered holders who wish to appoint themselves as proxyholder to attend and vote at the meeting). If you wish to do so, your appointment must be received by no later than the proxy deadline (as defined below) and you must carefully follow the instructions under the heading "Can I appoint someone other than the named proxyholders as my proxy?" below. You may appoint that other proxyholder using the internet or mail-in voting options above, but you will not be able to do so using the telephone voting option.

If you vote in advance, in order to be counted at the meeting your vote must be received by the transfer agent no later than 10:00 a.m. (Toronto time) on May 10, 2021 or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) prior to the reconvened meeting (the proxy deadline). If you are a non-registered shareholder, your instructions must be received by your intermediary at the address provided on that form by the cut-off time specified in your voting instruction form, which will typically be at least 24 hours earlier than the proxy deadline and you should contact your broker or intermediary for further details.

If you have any questions relating to the meeting or how to cast your vote, please contact Kingsdale Advisors by telephone at 1-866-851-3217 toll free in North America or 416-867-2272 outside of North America or by email at contactus@kingsdaleadvisors.com.

Can I appoint someone other than the named proxyholders as my proxy?

Yes. Shareholders have the right to appoint a person or company other than one of the named proxyholders to represent the shareholder at the Meeting. A proxyholder need not be a shareholder of the Corporation.

If you do not wish to vote in advance and you wish to appoint someone other than the named proxyholders as your proxyholder to attend and vote your shares at the meeting as their proxy (including non-registered shareholders who wish to appoint themselves as proxyholder) you must do so prior to the proxy deadline. This can be done by appointing your proxyholder online or by submitting your form of proxy or voting instruction form, as applicable, appointing that person as proxyholder AND you must then register that proxyholder online with the transfer agent, as described below.

Because this year's meeting is being held virtually, the process for appointing a proxyholder (other than the named proxyholders) is different. Failure to register your proxyholder as described below will result in the proxyholder not receiving the Username that is required to vote at the Meeting. You must therefore follow these instructions carefully:

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Step 1 – Appoint your proxyholder

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You can appoint someone other than the named proxyholders as proxyholder online or by inserting that person's name in the blank space provided in the form of proxy or voting instruction form (if permitted) and following the instructions for submitting your form of proxy or voting instruction form.

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This step must be completed before registering such proxyholder with the transfer agent as described in Step 2 below.

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Both this step and Step 2 below must be completed by the proxy deadline for the appointment to be valid and for your proxyholder to be able to attend and vote your shares at the meeting.

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If you are a non-registered shareholder wishing to appoint yourself as proxyholder to attend and vote at the meeting, you must follow the steps above and complete Step 2 below in order to validly appoint yourself as proxyholder, and you must also follow all other applicable instructions provided to you by your broker or other intermediary.

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Step 2 – Register your proxyholder with the transfer agent:

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To register your proxyholder (including registering yourself if you are a non-registered shareholder appointing yourself as proxyholder), you must visit www.computershare.com/KinrossAGM before the proxy deadline and provide Computershare with the required proxyholder contact information.

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Computershare will then provide your proxyholder (including non-registered shareholders who have appointed themselves as proxyholder) with a Username via email following the proxy deadline.

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This Username is important. Without it, proxyholders (including non-registered shareholders wishing to appoint themselves as proxyholder) will not be able to attend and vote your shares at the meeting.

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Registered shareholders may also appoint a proxyholder by an instrument signed in writing by themselves, or their attorney authorized in writing. If the registered shareholder is a corporation, the instrument (including the form of proxy) appointing a proxyholder must be in writing signed by an officer or attorney of the corporation duly authorized by resolution of the directors of

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  such corporation, which resolution must accompany such instrument. Registered shareholders are encouraged to vote in advance or to appoint their proxyholder online, but regardless of the method selected for appointment, all proxyholders must be registered by following the instructions in both Step 1 and Step 2 above in order to attend and vote at the meeting.

It is your responsibility to ensure that your proxyholder is properly registered, receives their Username and attends and votes on your behalf at the meeting.

How do non-registered shareholders located in the US appoint themselves or other persons as proxyholders?

Please follow the instructions below if you are a U.S. resident and wish to vote at the meeting during the live webcast or wish to appoint another person as proxyholder (other than the named proxyholders):

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You must follow your intermediary's instructions to obtain a legal proxy; you are encouraged to do so online through the internet if your intermediary provides this option or you may also do so by marking the appropriate box on the other side of the voting instruction form or form of proxy and a legal proxy will be issued and mailed to you.

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The legal proxy will grant you or your designee the right to attend the meeting and vote, subject to any rules described in the proxy statement applicable to the delivery of a proxy. However, you must then complete both Step 1 and Step 2 as described above in order to attend and vote at the meeting.

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The legal proxy will be mailed to the name and address noted on the other side of the voting instruction form. You need to submit and deliver the legal proxy and complete both Step 1 and Step 2 prior to the proxy deadline and in accordance with any instructions or disclosures noted on your voting instruction form or form of proxy. You or your designee must access the virtual meeting for your vote to be counted.

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You must allow sufficient time to the company or Broadridge for the mailing and return of the legal proxy by the proxy deadline. Please be advised that if you, the beneficial holder, ask for a legal proxy to be issued, you must take additional steps in order for the proxy to be fully effective (as described above). You must deposit the legal proxy with the company or Broadridge and complete these additional steps in advance of the proxy deadline. Further, if a legal proxy is issued, all other voting instructions given on your voting instruction form or form of proxy will not be effective.

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If you have any questions, please contact the person who services your account. Please make the arrangements as quickly as possible in the event of any mail or other service disruptions that could affect your ability to receive or send the necessary documentation on a timely basis.

How do I vote at the meeting?

If you do not wish to vote in advance and you do not appoint another person (other than the named proxyholders) to attend and vote at the meeting on your behalf, then you may attend and vote at the meeting online. Attending the meeting online enables registered shareholders and duly appointed proxyholders, including non-registered shareholders who have duly appointed themselves as proxyholder, to attend, participate in, vote and ask questions at the meeting, all in real time. If you are a non-registered shareholder who does not appoint themselves as proxyholder then you may attend the meeting as a guest, but you will not be able to vote or to ask questions at the meeting.

You will be able to participate in the meeting using an internet-connected device such as a laptop, computer, tablet or mobile phone. In order to run the meeting platform, you will need the latest version of Chrome, Safari, Edge or Firefox, that are running the most updated version of the applicable software plugins and that meet the minimum system requirements. Please note that the virtual meeting platform is not supported on Internet Explorer.

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The steps you need to follow to access the meeting depend on whether you are a registered or non-registered shareholder, and whether you are seeking to appoint a proxyholder to attend and vote on your behalf at the meeting (including a non-registered shareholder wishing to appoint themselves as proxyholder).

	Required steps & information	Accessing the meeting

Registered shareholders

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If you intend to vote at the meeting, you will need the control number located on the form of proxy or in the email notification you received. This is your Username for purposes of accessing the meeting.

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You do not need to appoint yourself as a proxyholder.

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Log in online at https://web.lumiagm.com/406172480 well in advance of the meeting start time; and

•

Click "I have a login" and then enter your Username. For registered shareholders, this will be the control number on your form of proxy. For proxyholders, including non-registered shareholders who have duly appointed themselves as proxyholder, this will be the Username provided by Computershare.

•

Enter the password "kinross2021" (case sensitive).

•

Follow the instructions to vote when prompted.

Non-registered shareholders

•

If you wish to vote and ask questions at the meeting, you must validly appoint yourself as proxyholder by completing both Step 1 and Step 2 as described under the subheading "Can I appoint someone other than the named proxyholders as my proxy?" above. These steps must be completed prior to the proxy deadline.

•

Non-registered shareholders who have not duly appointed themselves as proxyholder can log in to the meeting as guests. Guests can listen to the meeting, but they cannot vote or ask questions.

Proxyholders

•

Computershare will provide each validly appointed proxyholder with a Username by e-mail after the proxy voting deadline has passed. This Username is different than the control number provided on your form of proxy or voting instruction form.

•

This new Username will only be provided by Computershare to proxyholders who are appointed by a shareholder that has completed both Step 1 and Step 2 as described under the subheading "Can I appoint someone other than the named proxyholders as my proxy?" above.

•

Failure by a shareholder to complete both Step 1 and Step 2 will mean that your proxyholder will not receive a Control Number and will not be able to attend and vote on your behalf at the meeting.

Guests		• Click "Guest" and then complete the online form which will ask some simple questions such as your name.

All shareholders, proxyholders and guests wishing to attend the meeting should allow ample time (at least 15 minutes) to check into the meeting online and complete the related procedure before the meeting start time.

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If you are a registered shareholder and you have voted in advance or appointed another person as your proxyholder, please note that if you attend the meeting and accept the terms and conditions you will be deemed to have revoked all prior proxies and voting instruction for all matters. In this case, you will have the opportunity to vote during the meeting by following the instructions provided. If you wish to attend the meeting but you do not wish to revoke your previously provided proxies and voting instructions then do not accept the terms and conditions and you may then attend the meeting as a guest.

If you attend the meeting online, it is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the meeting. Even if you plan to attend the meeting, you should consider voting your shares in advance so that your vote will be counted even in the event that you later decide not to attend the meeting or in the event that you experience any technical difficulties and are unable to access the meeting for any reason.

Accessing the meeting on a dial-in, listen-only mode

Shareholders and guests from the United States and Canada may also access the meeting on a 'listen-only' mode by dialing into the meeting using their telephone. Shareholders and guests who dial-in using their telephone will only be able to listen to the proceedings of the meeting and will not otherwise be able to participate, vote, ask questions or view any visual presentations made at the meeting.

In order to access the meeting on a listen-only mode, please follow the following steps:

1.
If you are dialing-in from Canada, call the toll-free number: 1-855-703-8985
2.
If you are dialing-in from the United States, call the toll-free number: 1-888-788-0099
3.
Wait for the prompts once your telephone connects to the meeting
4.
Enter the meeting ID 913 4965 4640 when prompted
5.
Enter the meeting passcode 3704477254 when prompted

How can I ask questions at the meeting?

Kinross believes that the ability to participate in the meeting in a meaningful way, including asking questions, remains important despite the decision to hold this year's meeting virtually. It is anticipated that registered shareholders and proxyholders (including non-registered shareholders who have appointed themselves as proxyholder) will have substantially the same opportunity to ask questions on matters of business before the meeting as in past years when the annual shareholders meeting was held in person.

Upon Shareholders logging into the virtual meeting platform, they will have the opportunity to start submitting questions prior to the meeting and will continue to have the opportunity to submit questions during the meeting. Questions may be sent to the Chair of the meeting using the online Q&A tool on the meeting portal.

To ask a question, please follow the steps outlines below:

1.	Tap on the icon and then press the icon to type your question
2.	Compose your question and then press the send icon to deliver your question to the Chair
3.	Once you have pressed the send icon in step 2, confirmation that your question has been received by the Chair will appear

Questions received from shareholders which relate to the business of the meeting are expected to be addressed in the question and answer session that will follow the meeting. Such questions will be read by the Chair of the meeting or a designee of the Chair and responded to by a representative of the company as they would be at a shareholders meeting that was being held in person. As at an in-person meeting, to ensure fairness for all attendees, the Chair of the meeting will decide on the amount of time allocated to each question and will have the right to limit or consolidate questions and to reject questions that do not relate to the business of the meeting or which are determined to be inappropriate or otherwise out of order.

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LETTER TO SHAREHOLDERS	EXECUTIVE SUMMARY	VOTING	BUSINESS OF THE MEETING	DIRECTORS	EXECUTIVE COMPENSATION	GOVERNANCE	APPENDICES

What do I do if I have difficulties accessing the meeting?

Shareholders with questions regarding the virtual meeting portal or requiring assistance accessing the meeting website may visit the website https://www.lumiglobal.com/faq prior to the meeting.

If you are accessing the meeting you must remain connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the meeting. Note that if you lose connectivity once the meeting has commenced, there may be insufficient time to resolve your issue before ballot voting is completed. Therefore, even if you currently plan to access the meeting and vote during the live webcast, you should consider voting your shares in advance or by proxy so that your vote will be counted in the event you experience any technical difficulties or are otherwise unable to access the meeting.

CHANGING YOUR VOTE

If you are a non-registered shareholder, you can revoke your prior voting instructions or appointment by providing new instructions at a later time online at www.proxyvote.com, by telephone or on a voting instruction form or form of proxy with a later date, in each case in accordance with the instructions on your voting instruction form or form of proxy, provided that your new instructions or appointment are received by your intermediary in sufficient time for your intermediary to act on them. In order to be effective, your new voting instructions or appointment must be received by Computershare before 10:00 a.m. (Toronto time) on May 10, 2021, or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) prior to the reconvened meeting. Instructions received after such deadline but before the meeting may only be effective to revoke any prior instructions or appointment. Otherwise, contact your intermediary if you want to revoke your prior voting instructions or appointment.

If you are a registered shareholder:

•
You may revoke any prior proxy by providing new voting instructions online or by phone or by signing and returning a new form of proxy with a later date, in each case in accordance with the instructions on your form of proxy. However, for your new voting instructions or appointment to be effective they must be received by Computershare no later than 10:00 a.m. (Toronto time) on May 10, 2021, or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) prior to the reconvened meeting.

•
You may also revoke any prior proxy without providing new voting instructions by delivering written notice clearly indicating you wish to revoke your proxy to the registered office of Kinross (25 York Street, Suite 1700, Toronto, Ontario, M5J 2V5, Attention: Corporate Secretary) or at the offices of Computershare at 100 University Avenue, 8th floor, Toronto, Ontario, M5J 2Y1 Attn: Proxy Department at any time up to 10:00 a.m. (Toronto time) on the last business day before the meeting or any adjournment of the meeting.

•
Your proxy may also be revoked prior to its use by any other method permitted by applicable law. The written notice of revocation may be executed by you or by your attorney who has your written authorization.

•
You are reminded that if you if you attend the meeting and accept the terms and conditions you will be deemed to have revoked all prior proxies and voting instruction for all matters. You will then have an opportunity to vote online at the meeting. If you do not wish to revoke your prior proxy, please do not accept the terms and conditions and attend as a guest.

Kinross reserves the right to accept late proxies, voting instructions and appointments and to waive the proxy deadline with or without notice, but is under no obligation to accept or reject any particular late proxy, voting instructions or appointments.

HOW YOUR PROXYHOLDER WILL VOTE

Your form of proxy or voting instruction form provide that your proxyholder must vote (or withhold from voting) your common shares according to the instructions that you provide on your proxy form or voting instruction form. If you do not specify how you want your shares voted, your proxyholder can vote your common shares as he or she determines.

If you have validly voted in advance and appointed one of the named proxyholders as your proxyholders and you do not specify how you want to vote, the named proxyholders will vote your common shares as follows:

•
for the election as directors of Kinross, the proposed nominees set forth in this circular

•
for the appointment of KPMG LLP as auditors and authorization of the directors to fix their remuneration

•
for the reconfirmation of the shareholder rights plan

•
for the advisory resolution on the company's approach to executive compensation

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LETTER TO SHAREHOLDERS	EXECUTIVE SUMMARY	VOTING	BUSINESS OF THE MEETING	DIRECTORS	EXECUTIVE COMPENSATION	GOVERNANCE	APPENDICES

The form of proxy gives discretionary authority to your proxyholder vote as they see fit with respect to any amendments or variations to the matters identified in the notice of meeting or other matters that may properly come before the meeting or any adjournment thereof, whether or not the amendment or other matter that comes before the meeting is or is not routine and whether or not the amendment, variation or other matter that comes before the meeting is contested.

ABOUT PROXY SOLICITATION

Proxies are being solicited in connection with this circular by the management of the company. The solicitation will be made primarily by mail, but proxies may also be solicited personally by regular employees of Kinross to whom no additional compensation will be paid.

In addition, Kinross has retained Kingsdale Advisors to provide the following services in connection with the meeting:

•
reviewing and analyzing the circular,

•
recommending corporate governance best practices where applicable,

•
liaising with proxy advisory firms,

•
developing and implementing shareholder communication and engagement strategies,

•
advising with respect to the meeting and proxies,

•
reporting on and reviewing the tabulation of proxies, and

•
soliciting proxies including contacting shareholders by telephone.

The cost of these services is approximately CAD$49,000 plus reimbursement of disbursements. Costs associated with the solicitation will be borne by the company and are not otherwise expected to be material.

REQUIRED QUORUM FOR THE MEETING

A quorum for the meeting shall be two persons present and holding or representing by proxy not less than 25% of the total number of issued and outstanding common shares having voting rights at the meeting.

No business shall be transacted at the meeting unless the requisite quorum is present at the commencement of the meeting. If a quorum is present at the commencement of the meeting, a quorum shall be deemed to be present during the remainder of the meeting.

QUESTIONS

If you have questions, you may contact the company's strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors.

North America (toll-free phone): 1-866-851-3217
outside North America: (416) 867-2272
fax: (416) 867-2271
toll-free fax (North America): 1 (866) 545-5580
mail: The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2
e-mail: contactus@kingsdaleadvisors.com

2021 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	23

Business of the meeting

Your vote is important to us. Our goal is to secure the largest possible representation of Kinross shareholders at our 2021 Annual Meeting of Shareholders. Kinross shareholders are encouraged to **vote in favour of the items detailed in this section of the circular.**

Support the election of each director nominee

Kinross' director nominees bring a broad range of skills, experiences and expertise to Kinross' board of directors and reflect our continued commitment to excellence in corporate governance.

Highlights include:

- Maintained **100% independent board committees**, with all directors independent except for the CEO
- **33% women** directors, meeting our board gender diversity target
- Eight directors with mining and global resource **industry expertise**

✓

Appoint the auditors

The board of directors of Kinross recommends that it is in the best interests of Kinross and its shareholders to vote in support of the continued **retention of KPMG as independent auditors** to Kinross.

✓

Reconfirm the shareholder rights plan

The board of directors of Kinross believes that the **continuation of the shareholder rights plan is in the best interest of the company and its shareholders** and recommends that shareholders vote in favour of this resolution.

✓

Support the "Say on Pay" resolution on executive compensation

Kinross' **executive compensation** program is closely aligned with company performance and the interests of our shareholders. Compensation decisions for 2020 reflect the strong performance over the past year, growth in total shareholder returns, and shareholder expectations for compensation that is **fair, balanced and transparent.**

- **Aligns** executive interests with long-term strategy and shareholder interests, with equity making up 50% or more of SLT total direct compensation
- Links short-term **incentive compensation** to strategic and annual objectives, including operational, financial, environmental and social performance
- Ties pay to performance by having more than **80% of CEO** and **75% of NEO** total direct compensation "at risk"

✓

LETTER TO SHAREHOLDERS	EXECUTIVE SUMMARY	VOTING	BUSINESS OF THE MEETING	DIRECTORS	EXECUTIVE COMPENSATION	GOVERNANCE	APPENDICES

BUSINESS OF THE MEETING

ITEMS OF BUSINESS

As set out in the notice of meeting, at the meeting, shareholders of Kinross will be asked to consider the following five matters and vote on them as required:

1.    Financial statements

The audited consolidated financial statements of Kinross for the fiscal year ended December 31, 2020 and the report of the auditors on the financial statements will be received.

2.    Election of directors

The company's board of directors (the board) currently comprises nine directors. Shareholders will be asked to re-elect these nine directors at the meeting, subject to Kinross' majority voting policy outlined below. All directors so elected will hold office until the next annual meeting of shareholders or until their successors are elected or appointed.

The named proxyholders, if named as proxy, intend to vote the common shares represented by any such proxy for the election of each of the nominees whose names are set forth starting on page 34, unless the shareholder who has given such proxy has directed that the shares be withheld from voting in the election of any director.

Management of Kinross does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason at or prior to the meeting, the named proxyholders, if named as proxy, reserve the right to vote for another nominee in their discretion.

Majority voting policy

In 2008, the board adopted a majority voting policy for the election of directors at the meeting. Revisions to this policy were approved by the board in November 2014. This policy is now part of the consolidated Corporate Governance Guidelines adopted by the board in November 2015 and most recently amended in February 2021. The Corporate Governance Guidelines are available for review on the company's website at www.kinross.com. The policy provides that in an uncontested election, any nominee for director who receives more withheld votes than for votes will immediately tender his or her resignation for consideration by the corporate governance and nominating committee (CGNC). The CGNC (excluding those who received a majority withheld vote in the election) will review the matter and make a recommendation to the board whether to accept the director's resignation. Board members who received a majority "for" vote shall consider the recommendation (if there are fewer than three such directors, the board will consider the appropriate actions to be taken), and the resignation will be effective when accepted by the board. The board will accept the resignation absent exceptional circumstances. The director who has tendered his or her resignation pursuant to this policy will not participate in any deliberations of the CGNC or the board regarding the resignation. The board shall make its decision within 90 days of the date of the applicable shareholders' meeting and shall promptly issue a news release with the board's decision and provide a copy to each of the TSX and NYSE. If the board determines not to accept a resignation, the news release shall fully state the reasons for that decision.

Other details respecting the nominees for election as directors are set out under "About the nominated directors" starting on page 33.

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LETTER TO SHAREHOLDERS	EXECUTIVE SUMMARY	VOTING	BUSINESS OF THE MEETING	DIRECTORS	EXECUTIVE COMPENSATION	GOVERNANCE	APPENDICES

3.    Appointment of auditors

Shareholders will be asked to consider and, if thought fit, to pass, an ordinary resolution approving the appointment of KPMG LLP (KPMG) of Toronto, Ontario as auditors of Kinross, to hold office until the close of the next annual meeting of the company. It is also proposed that the remuneration to be paid to the auditors of Kinross be fixed by the board. This resolution must be approved by a majority of the votes cast by shareholders present at the meeting in person or by proxy.

For the fiscal years ended December 31, 2020 and December 31, 2019, KPMG and its affiliates were paid the following fees by Kinross:

	2020 CAD$ [1,3]	% of Total Fees [2]	2019 CAD$ [1,3]	% of Total Fees [2]

Audit Fees:
Kinross – general	5,113,000	93%	4,749,000	95%
Kinross – securities matters	27,000	0%	22,000	1%

Total Audit Fees	5,140,000	93%	4,771,000	96%

Audit-Related Fees:
Translation services	134,000	2%	134,000	3%
Other	88,000	2%	68,000	1%

Total Audit-Related Fees	222,000	4%	202,000	4%

Tax Fees:
Compliance	–	0%	–	0%
Planning and advice	85,000	2%	13,000	0%

Total Tax Fees	85,000	2%	13,000	0%

All Other Fees:	33,000	1%	6,000	0%

Total Fees	5,480,000	100%	4,992,000	100%

1.
All amounts are rounded to the nearest $1,000.

2.
All percentages are rounded to the nearest whole percent.

3.
Fee information includes out-of-pocket costs (including reimbursed costs, technology and support charges or administrative charges) incurred in connection with providing the professional services. Fee information for 2019 has been recast to reflect this inclusion.

The named proxyholders, if named as proxy, intend to vote the common shares represented by any such proxy for the approval of the appointment of KPMG LLP of Toronto, Ontario as auditors of Kinross at a remuneration to be fixed by the board, unless the shareholder who has given such proxy has directed in the proxy that the shares be withheld from voting in the appointment of auditors.

4.    Reconfirmation of Shareholder Rights Plan Agreement

Shareholders will be asked to consider and, if thought fit, to pass, an ordinary resolution reconfirming the adoption of a Shareholder Rights Plan between the company and Computershare Investor Services Inc., the company's transfer agent, as more fully described below.

Background

On February 14, 2018 the board authorized the company to enter into a new shareholder rights plan (the SRP ) to replace the previous rights plan. The SRP was entered into on March 15, 2018 to take effect from March 29, 2018 and was ratified by the shareholders of the

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company on May 9, 2018. The SRP has a term of nine years subject to reconfirmation by the shareholders at the annual meetings of the company in 2021 and 2024. The SRP is similar to plans adopted by other Canadian companies.

The fundamental objectives of the SRP are to provide adequate time for the board and shareholders to assess an unsolicited take-over bid for the company, to provide the board with sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid is made, and to provide shareholders with an equal opportunity to participate in a take-over bid and receive full and fair value for their common shares.

The SRP encourages a potential acquirer who makes a take-over bid to proceed either by way of a "Permitted Bid" (described below), which generally requires a take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the board. If a take-over bid fails to meet these minimum standards and the SRP is not waived by the board, the SRP provides that holders of common shares, other than the acquirer, will be able to purchase additional common shares at a significant discount to market, thus exposing the person acquiring common shares to substantial dilution of its holdings.

As at the date hereof, the board is not aware of any pending or threatened take-over bid for the company and the SRP has not been adopted in response to any proposal to acquire control of the company.

In adopting the SRP, the board considered the existing legislative framework governing take-over bids in Canada. The current framework requires that the minimum bid period be a period of at least 105 days (which the company board can agree to reduce to not less than 35 days), that all non-exempt take-over bids meet a minimum tender requirement of more than 50% of the outstanding securities held by independent shareholders, and that the bid be extended by ten days after the minimum tender requirement is met. However, the framework does not apply to exempt take-over bids. As such, the board believes there continues to be a role for rights plans in protecting issuers and preventing the unequal treatment of shareholders. Some remaining areas of concern include:

•
protecting against "creeping bids" (the accumulation of more than 20% of the common shares through purchases exempt from Canadian take-over bid rules, such as (i) purchases from a small group of shareholders under private agreements at a premium to the market price not available to all shareholders, (ii) acquiring control through the slow accumulation of shares over a stock exchange without paying a control premium, or (iii) through other transactions outside of Canada that may not be formally subject to Canadian take-over bid rules), and requiring the bid to be made to all shareholders; and

•
preventing a potential acquirer from entering into lock-up agreements with existing shareholders prior to launching a take-over bid, except for permitted lock-up agreements as specified in the SRP.

By applying to all acquisitions of 20% or more of the common shares, except in limited circumstances including Permitted Bids (as defined in the SRP), the SRP is designed to ensure that all shareholders receive equal treatment. In addition, there may be circumstances where bidders request lock-up agreements that are not in the best interest of the company or its shareholders.

As a result, the board has determined that it is advisable and in the best interests of the company and its shareholders that the company retain the SRP.

It is not the intention of the board, in recommending the ratification of the SRP to either secure the continuance of the directors or management of the company or to preclude a take-over bid for control of the company. The SRP provides that shareholders may tender to take-over bids which meet the Permitted Bid criteria. Furthermore, even in the context of a take-over bid that does not meet the Permitted Bid criteria, the board is always bound to consider any take-over bid for the company and consider whether or not it should waive the application of the SRP in respect of such bid. In discharging such responsibility, the board will be obligated to act honestly and in good faith with a view to the best interests of the company.

The SRP does not preclude any shareholder from utilizing the proxy mechanism of the Ontario Business Corporations Act (OBCA), the company's governing corporate statute, to promote a change in the management or direction of the company, and will have no effect on the rights of holders of the company's common shares to requisition a meeting of shareholders in accordance with the provisions of applicable legislation.

The SRP is not expected to interfere with the day-to-day operations of the company. Neither the existence of the outstanding Rights nor the issuance of additional Rights in the future will in any way alter the financial condition of the company, impede its business plans, or alter its financial statements. In addition, the SRP is initially not dilutive. However, if a "Flip-in Event" (described below) occurs and the Rights separate from the common shares as described below, reported earnings per share and reported cash flow per share on a fully-diluted or non-diluted basis may be affected. In addition, holders of Rights not exercising their Rights after a Flip-in Event may suffer substantial dilution.

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LETTER TO SHAREHOLDERS	EXECUTIVE SUMMARY	VOTING	BUSINESS OF THE MEETING	DIRECTORS	EXECUTIVE COMPENSATION	GOVERNANCE	APPENDICES

Summary of the SRP

The SRP is available on SEDAR at www.sedar.com under the name of Kinross Gold Corporation as a filing made on March 16, 2018 or upon request by contacting the Vice President, Assistant General Counsel and Corporate Secretary of the company.

The following is a summary of the principal terms of the SRP, which summary is qualified in its entirety by reference to the terms of the SRP.

(i)    Effective Time

The effective time of the SRP is 12:01 a.m. on March 29, 2018.

(ii)    Term

The SRP will remain in effect until the conclusion of Kinross' annual shareholder meeting in 2027, subject to ratification at this meeting and reconfirmation at the annual meeting in 2024.

(iii)    Issuance of Rights

At the Effective Time, one right (a Right) was issued and attached to each outstanding common share and has and will attach to each common share subsequently issued.

(iv)    Rights Exercise Privilege

The Rights will separate from the common shares and will be exercisable ten trading days (the Separation Time) after a person has acquired, or commences a take-over bid to acquire, 20% or more of the common shares, other than by an acquisition pursuant to a take-over bid permitted by the SRP (a Permitted Bid). The acquisition by any person (an Acquiring Person) of 20% or more of the common shares, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each Right (other than those held by the Acquiring Person), will permit the purchase of $180 worth of common shares for $90.

(v)    Certificates and Transferability

Prior to the Separation Time, the Rights are evidenced by the registered ownership of the common shares (whether or not evidenced by a certificate representing common shares) issued from and after the Effective Time and are not to be transferable separately from the common shares. From and after the Separation Time, the Rights will be evidenced by separate certificates that will be transferable and traded separately from the common shares.

Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

A.
the take-over bid must be made to all holders of record of common shares, other than the bidder;

B.
the take-over bid must contain the following irrevocable and unqualified conditions:

(i)
no common shares shall be taken up or paid for:

(a)
prior to the close of business on a date which is not less than 105 days following the date of the bid, or such shorter minimum period as determined in accordance with section 2.28.2 or section 2.28.3 of National Instrument 62-104 – Take-Over Bids and Issuer Bids (NI 62-104) for which a take-over bid (that is not exempt from any of the requirements of Division 5 (Bid Mechanics) of NI 62-104) must remain open for deposits of securities thereunder, in the applicable circumstances at such time, pursuant to NI 62-104; and

(b)
unless, at the close of business on the date common shares are first taken up or paid for under such bid, more than 50% of the then outstanding common shares held by shareholders other than the bidder, its affiliates and persons acting jointly or

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      in concert with other persons (the "Independent Shareholders") shall have been tendered or deposited pursuant to the bid and not withdrawn;

C.
unless the take-over bid is withdrawn, common shares may be tendered or deposited at any time during the period which applies pursuant to the clause summarized in B(i)(a) above, and any Shares tendered or deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and

D.
if the condition summarized in B.(i)(b) above is satisfied, the Offeror must make a public announcement of that fact and the Take-over Bid must be extended for a period of not less than ten days from the date of such public announcement.

The SRP also allows for a competing Permitted Bid (a Competing Permitted Bid) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except for those set out in B(i)(a) above.

(vi)    Waiver

The board, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the SRP to a particular Flip-in Event (an Exempt Acquisition) where the take-over bid is made by a take-over bid circular to all the holders of common shares. Where the board exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for the company made by a take-over bid circular to all holders of common shares prior to the expiry of any other bid for which the SRP has been waived.

(vii)    Redemption

The board with the approval of a majority vote of the votes cast by shareholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy, at a meeting duly called for that purpose, may redeem the Rights at $0.00001 per common share. Rights may also be redeemed by the board without such approval following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

(viii)    Amendment

The board may amend the SRP with the approval of a majority vote of the votes cast by shareholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy at a meeting duly called for that purpose. The board without such approval may correct clerical or typographical errors and, subject to approval as noted above at the next meeting of the shareholders (or holders of Rights, as the case may be), may make amendments to the SRP to maintain its validity due to changes in applicable legislation.

(ix)    Board of Directors

The SRP will not detract from or lessen the duty of the board to act honestly and in good faith with a view to the best interests of the company. The board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

(x)    Exemptions for Investment Advisors

Investment advisors (for fully managed accounts), mutual funds, trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20% of the common shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

Resolution reconfirming the SRP

The text of the resolution approving the continuation of the SRP to be put before shareholders at the meeting is given below. For the reasons indicated above, the board and management of the company believe that the SRP is in the best interest of the company and its shareholders. Reconfirmation of the SRP by a majority of the votes cast at the meeting by shareholders voting in person or by proxy is required for its continued validity. In the absence of such reconfirmation, the SRP will cease to have any effect.

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LETTER TO SHAREHOLDERS	EXECUTIVE SUMMARY	VOTING	BUSINESS OF THE MEETING	DIRECTORS	EXECUTIVE COMPENSATION	GOVERNANCE	APPENDICES

"BE IT RESOLVED THAT:

1.
The Shareholder Rights Plan, as set forth in the Shareholder Rights Plan Agreement between the company and Computershare Investor Services Inc. adopted on March 15, 2018, be, and it is hereby ratified, reconfirmed and approved; and

2.
Any director or officer of the company be, and each is hereby, authorized and directed, for and on behalf of the company, to sign and execute all documents, to conclude any agreements and to do and perform all acts and things deemed necessary or advisable in order to give effect to this resolution, including compliance with all securities laws and regulations."

The named proxyholders if named as proxy, intend to vote the common shares represented by such proxy for the reconfirmation of the Shareholder Rights Plan, unless the shareholder who has given such proxy has directed that the shares be voted against it.

5.    Advisory vote on approach to executive compensation

Our compensation program seeks to attract, retain, motivate and reward executives through competitive pay practices which reinforce Kinross' pay-for-performance philosophy and focus executive interests on developing and implementing strategies that create and deliver value for shareholders. Kinross believes that its compensation programs are consistent with those objectives, and are in the best interest of shareholders. Detailed disclosure of our executive compensation program is provided under "Executive Compensation" starting on page 63.

In 2011, the board adopted a policy to hold a non-binding advisory vote on the approach to executive compensation as disclosed in the management information circular at each annual meeting. This policy is now part of the consolidated Corporate Governance Guidelines adopted by the board in November 2015 and last updated in February 2021. This shareholder vote forms an important part of the ongoing process of engagement between shareholders and the board on executive compensation. Voting results since inception of the policy are provided on page 64 under the heading "Say on pay and shareholder engagement".

At the meeting, shareholders will have an opportunity to vote on our approach to executive compensation through consideration of the following advisory resolution:

"Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the management information circular delivered in advance of the 2021 annual meeting of shareholders of the company."

Approval of this resolution will require that it be passed by a majority of the votes cast by shareholders in person and by proxy. Because your vote is advisory, it will not be binding upon the board. However, the human resources and compensation committee (HRCC) will take into account the results of the vote when considering future executive compensation arrangements.

The named proxyholders, if named as proxy, intend to vote the common shares represented by any such proxy for approval of the advisory resolution on Kinross' approach to executive compensation, unless the shareholder who has given such proxy has directed that the shares be voted against it.

30	2021 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

LETTER TO SHAREHOLDERS	EXECUTIVE SUMMARY	VOTING	BUSINESS OF THE MEETING	DIRECTORS	EXECUTIVE COMPENSATION	GOVERNANCE	APPENDICES

OTHER BUSINESS

Management does not intend to introduce any other business at the meeting and is not aware of any amendments to the matters to be considered at the meeting. If other business or amendments to the matters to be considered at the meeting are properly brought before the meeting, common shares represented by proxies appointing the named proxyholders as proxyholders will be voted in accordance with their best judgement.

2022 SHAREHOLDER PROPOSALS

The Ontario Business Corporations Act (OBCA) permits certain eligible shareholders to submit shareholder proposals to the company, which may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the company must receive shareholder proposals for the annual meeting of shareholders in 2022 is March 12, 2022.

SHAREHOLDER NOMINATIONS FOR DIRECTORS

Shareholders may at any time submit to the board the names of individuals for consideration as directors. The corporate governance and nominating committee will consider such submissions when assessing the diversity, skills and experience required on the board to enhance overall board composition and oversight capabilities and making recommendations for individuals to be nominated for election as directors.

Holders of shares representing in the aggregate not less than 5% of Kinross' outstanding shares may nominate individuals to serve as directors and have their nominations included in Kinross' proxy circular for its annual meeting by submitting a shareholder proposal in compliance with and subject to the provisions of the OBCA. No such shareholder proposal was received this year.

ADVANCE NOTICE REQUIREMENTS

The company's by-laws (by-laws) contain an advance notice requirement for director nominations. These requirements are intended to provide a transparent, structured and fair process with a view to providing shareholders an opportunity to submit their proxy voting instructions on an informed basis. Shareholders who wish to nominate candidates for election as directors must provide timely notice in writing to the Corporate Secretary of the company and include the information set out in the company's by-laws. The notice must be made not less than 30 days nor more than 65 days prior to the date of the meeting. A copy of the by-laws of the company is available through the Kinross website at www.kinross.com/about/governance.

2021 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	31

LETTER TO SHAREHOLDERS	EXECUTIVE SUMMARY	VOTING	BUSINESS OF THE MEETING	DIRECTORS	EXECUTIVE COMPENSATION	GOVERNANCE	APPENDICES

DIRECTORS

BOARD ATTRIBUTES:

•
3 of the 9 directors are women (33%)

•
8 of 9 directors are independent (89%), including an Independent Chair

•
All board committees are composed solely of independent directors

•
8 of 9 directors had 100% attendance record at all board and committee meetings in 2020

•
The board and all board committees met independent of management at all of the meetings in 2020, including at regularly scheduled meetings

•
Chair of audit and risk committee is a financial expert

•
Annually, the board evaluates itself, as a whole, and conducts peer review of individual directors

•
The board has adopted, and adheres to, comprehensive Corporate Governance Guidelines

•
There are currently no public company interlocking directorships as none of the directors serve together as directors or trustees of any other public entity

2020 BOARD ACTIVITY HIGHLIGHTS:

•
Adopted a strategic business plan proposed by management

•
Considered possible strategic initiatives for the company

•
Nominated a new director, who is a financial expert, to the board

•
Approved the acquisition of 70% of the Manh Choh project (formerly known as 'Peak') in Alaska, USA,

•
Approved a dividend policy and the payment of dividends

•
Continued with strong track record of comprehensive financial reporting

•
Received updates and reviewed issues relating to the company's material properties

ABOUT THE NOMINATED DIRECTORS

The following tables set forth certain information with respect to all persons proposed to be nominated by management for election as directors. Shareholders can vote for or withhold from voting on the election of each nominee on an individual basis. Unless authority is withheld, the named proxyholders, if named as proxy, intend to vote for these nominees. All of the nominees have established their eligibility and willingness to serve as directors. Unless stated otherwise, the information set out below is as of December 31, 2020. (Footnotes pertaining to the director nominees are on page 43)

2021 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	33

LETTER TO SHAREHOLDERS	EXECUTIVE SUMMARY	VOTING	BUSINESS OF THE MEETING	DIRECTORS	EXECUTIVE COMPENSATION	GOVERNANCE	APPENDICES

The following nominees were elected as directors at Kinross' 2020 annual meeting of shareholders and are being proposed for re-election at the meeting.

IAN ATKINSON (71) Independent

Mr. Atkinson is a corporate director and was most recently the President & Chief Executive Officer and a Director of Centerra Gold Inc., a gold mining company, a position he held from May 2012 until his retirement at the end of 2015. Prior to that, he was Senior Vice President, Global Exploration from July 2010 to April 2012 and Vice President, Exploration from October 2005 to June 2010 of Centerra Gold Inc. From September 2004 to October 2005, he was Vice President, Exploration & Strategy of Hecla Mining Company, an international gold and silver mining company in Idaho, USA. During the years 2001-2004, he was an independent management consultant based out of Houston, Texas, USA. From July 1996 to June 1999 he was Senior Vice President, Exploration and from June 1999 to January 2001 he held the position of Senior Vice President, Operations & Exploration with Battle Mountain Gold Company in Houston, Texas, USA. He was Senior Vice President with Hemlo Gold Mines, Inc., Toronto, from September 1991 to July 1996. From 1973 to 1991, he held various progressive leadership positions with mining companies in the United States and Canada.

Mr. Atkinson served on the board of the Prospectors and Developers Association of Canada and the World Gold Council. He was President of the Porcupine Prospectors and Developers Association. Mr. Atkinson holds a Bachelor of Science in Geology and a Master of Science in Geophysics from the University of London, England and a Diploma in surveying from the Imperial College, London, England.

2020 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted
For	815,205,689	97.27
Withheld	22,917,576	2.73

2020 board and committee membership	Attendance
Board of directors	12 of 13 (92%)
Audit and Risk Committee [4]	1 of 1 (100%)
Corporate Responsibility and Technical	7 of 7 (100%)
Corporate Governance and Nominating	4 of 4 (100%)
Human Resources and Compensation [4]	3 of 3 (100%)

Public board memberships	Board committee memberships
Argonaut Gold Inc.	Audit; Nominating (Chair), Compensation and Governance
Globex Mining Enterprises Inc.	Audit; Corporate Governance; Compensation (Chair)
Wolfden Resources Corporation	Audit; Compensation and Corporate Governance; Sustainability (Chair)

Securities held
Year	2020	2019	Change
Common shares (#)	nil	nil	nil
Deferred Share Units ("DSUs") (#)	148,479	120,752	27,727
Total common shares and DSUs (#)	148,479	120,752	27,727
Total at-risk value of common shares and DSUs at book value (CAD$) [1]	841,208	604,376	236,832
Total at-risk value of common shares and DSUs at market value (CAD$) [1]	1,386,797	743,834	642,963
Meets share ownership requirement [2]	Yes – 193%

Ian Atkinson The Woodlands, Texas USA
Director since February 10, 2016

Skill/area of experience [6]

•

Managing or leading growth

•

International

•

Senior officer

•

Operations

•

Mining or global resource industry

•

Investment banking/mergers and acquisitions

•

Communications, investor relations, public relations and media

•

Corporate responsibility and sustainable development

•

Government relations

•

Governance/board

•

Environmental and Social

34	2021 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

LETTER TO SHAREHOLDERS	EXECUTIVE SUMMARY	VOTING	BUSINESS OF THE MEETING	DIRECTORS	EXECUTIVE COMPENSATION	GOVERNANCE	APPENDICES

KERRY D. DYTE (61) Independent

Mr. Dyte is a corporate director and was most recently Executive Transition Advisor at Cenovus Energy Inc. ("Cenovus"), an integrated Canadian oil company headquartered in Calgary, a position he held from December 2015 until his retirement in March 2016. Prior to that, he was the Executive Vice-President, General Counsel and Corporate Secretary at Cenovus from December 2009 to December 2015. From December 2002 to December 2009 he was the Vice-President, General Counsel and Corporate Secretary of EnCana Corporation ("EnCana"), a leading North American energy producer. Prior to that, he held the position of Assistant General Counsel and Corporate Secretary from April 2002 to December 2002 at EnCana. From June 2001 to April 2002, he held the position of Assistant General Counsel at Alberta Energy Company Ltd., prior to its merger with PanCanadian Energy Corporation to form EnCana. He was the Treasurer of Mobil Oil Canada Ltd. from August 1997 to December 2000. From March 1991 to August 1997 he was the Senior Counsel and Assistant Corporate Secretary of Mobil Oil Canada Ltd. In 1996 he was also posted to Mobil Oil Australia where he was Senior Counsel.

Mr. Dyte served on the Financial Review Advisory Committee of the Alberta Securities Commission from 2010 to 2015. He was the president (2013 to 2014) and member of the executive committee (2004 to 2008; 2011 to 2015) of the Association of Canadian General Counsels. In November 2019, Mr. Dyte became a director of Hull Child and Family Foundation, a charity providing funding to Hull Services, a not for profit organization that provides integrated behavioural and mental health services for children and families.

Mr. Dyte holds a Bachelor of Law degree from the University of Alberta, Canada. He has also completed the Directors Education Program from the Institute of Corporate Directors, Calgary and currently holds the ICD.D designation.

2020 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted
For	836,470,243	99.80
Withheld	1,653,022	0.20

2020 board and committee membership	Attendance
Board of directors	13 of 13 (100%)
Audit and risk	4 of 4 (100%)
Corporate governance and nominating [4]	2 of 2 (100%)
Human Resources and Compensation [4]	3 of 3 (100%)

Public board and committee memberships: none

Securities held
Year	2020	2019	Change
Common shares (#)	40,500	40,500	nil
Deferred Share Units ("DSUs") (#)	77,281	60,525	16,756
Total common shares and DSUs (#)	117,781	101,025	16,756
Total at-risk value of common shares and DSUs at book value (CAD$) [1]	640,233	496,977	143,256
Total at-risk value of common shares and DSUs at market value (CAD$) [1]	1,100,075	622,313	477,762
Meets share ownership requirement [2]	Yes – 153%

Kerry D. Dyte Calgary, Alberta, Canada
Director since November 8, 2017

Skill/area of experience [6]

•

Managing or leading growth

•

International

•

Senior officer

•

Operations

•

Mining or global resource industry

•

Investment banking/mergers & acquisitions

•

Financial literacy

•

Communications, investor relations, public relations and media

•

Corporate responsibility and sustainable development

•

Governance/board

•

Legal

2021 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	35

LETTER TO SHAREHOLDERS	EXECUTIVE SUMMARY	VOTING	BUSINESS OF THE MEETING	DIRECTORS	EXECUTIVE COMPENSATION	GOVERNANCE	APPENDICES

GLENN A. IVES (60) Independent

Mr. Ives is an audit specialist in the mining and financial sectors and held various leadership positions with Deloitte Canada during his tenure with them from 1999 to 2020. He served as Deloitte's mining leader for North and South America from 2007 to March 2020. He was Executive Chair from 2010 to 2018 and Vice Chair from 2006 to 2010. He served as an Audit Partner from 1999 to 2010. Prior to joining Deloitte, from 1993 to 1999, Mr. Ives was CFO and Director of Vengold Inc.; from 1988 to 1999 he was with TVX Gold Inc. as Vice-President of Finance. Mr. Ives also served as a Director of Lihir Gold Inc. from 1997 to 1999. Mr. Ives was an audit manager with Coopers & Lybrand from 1985 to 1988.

Mr. Ives is currently the Chair of University of Waterloo's School of Accounting and Finance Advisory Board, a director and Finance Committee Chair of the St. Paul's Hospital Foundation (Vancouver) and a director and Finance Committee Chair of the Canadian Nature Museum Foundation. Mr. Ives is also a Board member, Treasurer and Finance Committee Chair with West Vancouver United Church and serves as Board member for Bard on the Beach, a professional Shakespeare festival in Western Canada. He also served as a Board member on the Princess Margaret Cancer Foundation from 2010 to 2019 (Chair from 2016 to 2018). Mr. Ives holds a Bachelor of Mathematics (Honours) from the University of Waterloo and is a Fellow of the Chartered Professional Accountants and a member of Chartered Professional Accountants of British Columbia and Ontario.

2020 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted
For	836,441,872	99.80
Withheld	1,681,393	0.20

2020 board and committee membership	Attendance
Board of directors [4]	7 of 7 (100%)
Audit and Risk	2 of 2 (100%)
Human Resources and Compensation [4]	3 of 3 (100%)

Public board memberships	Board committee memberships
Wheaton Precious Metals	none

Securities held
Year	2020	2019	Change
Common shares (#)	30,000	nil	30,000
Deferred Share Units ("DSUs") (#)	9,755	nil	9,755
Total common shares and DSUs (#)	39,755	nil	39,755
Total at-risk value of common shares and DSUs at book value (CAD$) [1]	396,166	nil	396,166
Total at-risk value of common shares and DSUs at market value (CAD$) [1]	371,307	nil	371,307
Meets share ownership requirement [2]	55% [3]

Glenn A. Ives Vancouver, British Columbia, Canada
Director since May 6, 2020

Skill/area of experience [6]

•

Managing or leading growth

•

International

•

Senior officer

•

Operations

•

Mining, global resource industry

•

Information technology

•

Human Resources

•

Investment banking/mergers and acquisitions

•

Financial literacy

•

Corporate responsibility and sustainable development

•

Government relations

•

Governance/Board

36	2021 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

LETTER TO SHAREHOLDERS	EXECUTIVE SUMMARY	VOTING	BUSINESS OF THE MEETING	DIRECTORS	EXECUTIVE COMPENSATION	GOVERNANCE	APPENDICES

AVE G. LETHBRIDGE (59) Independent

Ms. Lethbridge is currently Executive Vice-President and Chief Human Resources and Safety Officer of Toronto Hydro Corporation, an electric and energy service company, a position that she has held since November 2013. During her career spanning 23 years, from 1998 to the present, she has held various progressive senior executive leadership positions with Toronto Hydro encompassing human resources, environment, health and safety, corporate social responsibility and sustainability (ESG), mergers and restructuring, executive succession, enterprise risk & crisis management, regulatory compliance, strategy, technology change, government relations, corporate governance, and more recently incident commander for infectious diseases. From 2002 to 2004 she was Vice President, Organizational Development and Performance & Corporate Ethics Officer; from 2004 to 2007 she was Vice President, Human Resources and Organizational Effectiveness; and from 2008 to 2013 she was Vice President, Organizational Effectiveness and Environment Health and Safety. Her experience also includes the gas, utility and telecom industry.

Ms. Lethbridge holds a Master of Science degree in Organizational Development from Pepperdine University, in California, with international consulting in the US, China and Mexico. She has completed the Directors' Education Program from the Institute of Corporate Directors at the University of Toronto's Rotman School of Management and currently holds the ICD.D designation. She is a Certified Human Resource Executive and a former Board Governor for the Georgian College.

2020 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted
For	831,890,453	99.26
Withheld	6,232,812	0.74

2020 board and committee membership	Attendance
Board of directors	13 of 13 (100%)
Corporate governance and nominating	4 of 4 (100%)
Human Resources and Compensation	6 of 6 (100%)

Public board and committee memberships: none

Securities held
Year	2020	2019	Change
Common shares (#)	nil	nil	nil
Deferred Share Units ("DSUs") (#)	205,888	187,568	18,320
Total common shares and DSUs (#)	205,888	187,568	18,320
Total at-risk value of common shares and DSUs at book value (CAD$) [1]	1,012,887	854,584	158,303
Total at-risk value of common shares and DSUs at market value (CAD$) [1]	1,922,995	1,155,420	767,575
Meets share ownership requirement [2]	Yes – 267%

Ave G. Lethbridge Toronto, Ontario, Canada
Director since May 6, 2015

Skill/area of experience [6]

•

Managing or leading growth

•

Senior officer

•

Operations

•

Information technology

•

Human resources

•

Financial literacy

•

Corporate responsibility and sustainable development

•

Government relations

•

Environmental and Social

2021 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	37

LETTER TO SHAREHOLDERS	EXECUTIVE SUMMARY	VOTING	BUSINESS OF THE MEETING	DIRECTORS	EXECUTIVE COMPENSATION	GOVERNANCE	APPENDICES

ELIZABETH D. McGREGOR (44) Independent

Ms. McGregor is a corporate director and was most recently the Executive Vice-President and Chief Financial Officer of Tahoe Resources Inc., a position she held from August 2016 until her retirement in February 2019. Prior to that, she held the position of Vice-President and Treasurer from October 2013 to August 2016. From April 2007 to October 2013, Ms. McGregor held progressively senior positions in Goldcorp Inc.; from April 2007 to December 2008 as Director of Risk, from January 2009 to October 2010 as Administration Manager at the Peñasquito mine providing financial and management oversight to the $1.6 billion construction project in Mexico. From November 2010 to October 2013, as Director, Project Finance and Cost Control, she provided financial oversight for construction projects totaling $7 billion. Ms. McGregor started her career as an Audit Manager with KPMG LLP from 2001 to 2006.

Ms. McGregor holds a Bachelor of Arts (Honours) degree in Sociology from Queen's University in Kingston, Ontario and is a Canadian Chartered Professional Accountant (CPA, CA).

2020 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted
For	836,391,533	99.79
Withheld	1,731,732	0.21

2020 board and committee membership	Attendance
Board of directors	13 of 13 (100%)
Audit and Risk Committee	4 of 4 (100%)
Corporate Responsibility and Technical	7 of 7 (100%)

Public board memberships	Board committee memberships
Orla Mining Ltd.	Audit (Chair); Governance and Nominating

Securities held
Year	2020	2019	Change
Common shares (#)	nil	nil	nil
Deferred Share Units ("DSUs") (#)	24,050	4,464	19,586
Total common shares and DSUs (#)	24,050	4,464	19,586
Total at-risk value of common shares and DSUs at book value (CAD$) [1]	194,036	27,500	166,536
Total at-risk value of common shares and DSUs at market value (CAD$) [1]	224,631	27,500	197,131
Meets share ownership requirement [2]	31% [3]

Elizabeth D. McGregor Vancouver, British Columbia, Canada
Director since November 6, 2019

Skill/area of experience [6]

•

Managing or leading growth

•

International

•

Senior officer

•

Mining, global resource industry

•

Information technology

•

Investment banking/mergers and acquisitions

•

Financial literacy

•

Governance/Board

38	2021 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

LETTER TO SHAREHOLDERS	EXECUTIVE SUMMARY	VOTING	BUSINESS OF THE MEETING	DIRECTORS	EXECUTIVE COMPENSATION	GOVERNANCE	APPENDICES

CATHERINE McLEOD-SELTZER (61) Independent

Ms. McLeod-Seltzer is a corporate director and a recognized leader in the minerals industry for her ability to create growth-focused companies that generate significant shareholder value. She was appointed the Independent Chair of the company effective January 1, 2019. She has been the Non-Executive Chair, founder and a director of Bear Creek Mining, a silver mining company, since 2003 and from 1997 through 2013 was the Non-Executive/Independent Chair and a director of Pacific Rim Mining Corp. From 1994 to 1996, she was the President, Chief Executive Officer and a director of Arequipa Resources Ltd., a publicly traded company which she co-founded in 1992. From 1985 to 1993, she was employed by Yorkton Securities Inc. as an institutional trader and broker, and also as Operations Manager in Santiago, Chile (1991-92). She has a Bachelor's degree in Business Administration from Trinity Western University.

2020 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted
For	742,075,826	88.54
Withheld	96,047,439	11.46

2020 board and committee membership	Attendance
Board of directors	13 of 13 (100%)
Corporate Responsibility and Technical	7 of 7 (100%)
Human Resources and Compensation	6 of 6 (100%)

Public board memberships	Board committee memberships
Bear Creek Mining Corporation, Co-Chair	Compensation
Lucara Diamond Corp.	Audit; Safety, health and environment (Chair)
Flow Capital Corp.	Audit; Compensation (Chair)

Securities held
Year	2020	2019	Change
Common shares (#)	12,296	12,296	nil
Deferred Share Units ("DSUs") (#)	298,265	267,778	30,487
Total common shares and DSUs (#)	310,561	280,074	30,487
Total at-risk value of common shares and DSUs at book value (CAD$) [1]	1,931,948	1,669,124	262,824
Total at-risk value of common shares and DSUs at market value (CAD$) [1]	2,900,641	1,725,259	1,175,382
Meets share ownership requirement [2]	Yes – 403%

Catherine McLeod-Seltzer Vancouver, British Columbia, Canada
Director since October 26, 2005

Skill/area of experience [6]

•

Managing or leading growth

•

International

•

Senior officer

•

Operations

•

Mining or global resource industry

•

Investment banking/mergers & acquisitions

•

Communications, investor relations, public relations and media

•

Corporate responsibility and sustainable development

•

Government relations

•

Governance/board

•

Environmental and Social

2021 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	39

LETTER TO SHAREHOLDERS	EXECUTIVE SUMMARY	VOTING	BUSINESS OF THE MEETING	DIRECTORS	EXECUTIVE COMPENSATION	GOVERNANCE	APPENDICES

KELLY J. OSBORNE (64) Independent

Mr. Osborne is currently the CEO of Twin Metals Minnesota, a wholly-owned subsidiary of Antofagasta plc. Previously, he was the President and Chief Executive Officer and a Director of Duluth Metals where he also held the position of Chief Operating Officer from July 2012 to April 2014 and the position of Chief Executive Officer of Twin Metal Minnesota, a wholly owned subsidiary of Duluth Metals, from July 2014 to January 2015. From 2004 to 2012, he held various progressive leadership positions with Freeport McMoRan Copper & Gold, Indonesia, starting as Manager, Underground Development, from 2004 to 2006; Vice President, Underground Operations, from 2006 to 2010 and finally as Senior Vice President, Underground Mines, from 2010 to 2012. From October 2002 to August 2004, he served as the area manager for Vulcan Materials Company, a leading producer of construction materials in the United States.

From 1998 to 2002, he was a Mine Superintendent with Stillwater Mining Company. From 1992 to 1998, he was Plant Manager with J.M. Huber Corporation, a Texas based multinational supplier of engineered materials. From 1984 to 1992, he was with Homestake Mining Company (Homestake) which later merged into Barrick Gold Corporation in 2002. At Homestake, he started as a Corporate Management Trainee, a position he held from 1984 to 1986, he progressed to the position of a Mine Planning Engineer, a position he held from 1986 to 1988 and was a Mine Captain from 1988 to 1992.

Mr. Osborne holds a Bachelor of Science Degree in Mine Engineering from the University of Arizona, Tucson, Arizona.

2020 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted
For	832,756,769	99.36
Withheld	5,366,496	0.64

2020 board and committee membership	Attendance
Board of directors	13 of 13 (100%)
Corporate Responsibility and Technical	7 of 7 (100%)
Corporate Governance and Nominating	4 of 4 (100%)

Public board and committee memberships: none

Securities held
Year	2020	2019	Change
Common shares (#)	nil	nil	nil
Deferred Share Units ("DSUs") (#)	256,045	220,586	35,459
Total common shares and DSUs (#)	256,045	220,586	35,459
Total at-risk value of common shares and DSUs at book value (CAD$) [1]	1,318,178	1,013,750	304,428
Total at-risk value of common shares and DSUs at market value (CAD$) [1]	2,391,456	1,358,812	1,032,644
Meets share ownership requirement [2]	Yes – 332%

Kelly J. Osborne Minneapolis, Minnesota, USA
Director since May 6, 2015

Skill/area of experience [6]

•

Managing or leading growth

•

International

•

Senior officer

•

Operations

•

Mining, global resource industry

•

Investment banking/mergers and acquisitions

•

Communications, investor relations, public relations and media

•

Corporate responsibility and sustainable development

•

Government relations

•

Governance/board

•

Environmental and Social

40	2021 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

LETTER TO SHAREHOLDERS	EXECUTIVE SUMMARY	VOTING	BUSINESS OF THE MEETING	DIRECTORS	EXECUTIVE COMPENSATION	GOVERNANCE	APPENDICES

J. PAUL ROLLINSON (59) Chief Executive Officer

Paul Rollinson was appointed to the Kinross board and as Chief Executive Officer on August 1, 2012. He was appointed Executive Vice-President, Corporate Development in September 2009 after having joined Kinross as Executive Vice-President, New Investments, in September 2008.

Prior to joining Kinross, Mr. Rollinson had a long career in investment banking spanning 17 years. From June 2001 to September 2008, he worked at Scotia Capital (Scotia) where his final position was Deputy Head of Investment Banking. During his time with Scotia, he was responsible for the mining, power/utilities, forestry and industrial sectors. From April 1998 to June 2001 he worked for Deutsche Bank AG, where his final position was Managing Director/Head of Americas for the mining group, and before that, from 1994 to April 1998 he was a senior member of the mining team at BMO Nesbitt Burns. Mr. Rollinson has an Honours Bachelor of Science Degree in Geology from Laurentian University and a Master of Engineering in Mining from McGill University.

2020 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted
For	836,435,406	99.80
Withheld	1,687,859	0.20

2020 board and committee membership [5]	Attendance
Board of directors	13 of 13 (100%)

Public board and committee memberships: none

Securities held
Year	2020	2019	Change
Common shares (#)	2,341,151	2,024,743	316,408
Restricted Share Units (RSUs) (#) [8]	1,701,920	1,838,561	(136,641)
Total common shares and RSUs (#) [8]	4,043,071	3,863,304	179,767
Total at-risk value of common shares and RSUs at book value (CAD$)[1,8]	24,017,490	20,820,090	3,197,400
Total at-risk value of common shares at market value (CAD$)[1,8]	21,866,350	12,472,417	9,393,933
Total at-risk value of RSUs at market value (CAD$)[1,8]	15,895,933	11,325,536	4,570,397
Total at-risk value of common shares and RSUs at market value (CAD$)[1,7]	37,762,283	23,797,953	13,964,330
Meets share ownership requirement [2]	Yes – 460%

Options held
Date granted	Expiry date	Exercise price	Options granted and vested	Total unexercised	At-risk value of options unexercised

		(CAD$)	(#)	(#)	(CAD$) [8]
24/02/14	24/02/21	5.82	538,567	538,567	1,895,756
13/02/15	13/02/22	3.73	738,940	738,940	4,145,453
15/02/16	15/02/23	4.17	404,577	404,577	2,091,663
20/02/17	20/02/24	5.06	404,268	404,268	1,730,267
19/02/18	19/02/25	4.95	296,122	444,185	1,949,972
18/02/19	18/02/26	4.59	151,017	453,050	2,151,988

Total			2,533,491	2,983,587	13,965,099

J. Paul Rollinson Toronto, Ontario, Canada
Director since August 1, 2012

Skill/area of experience [6]

•

Managing or leading growth

•

International

•

Senior officer

•

Operations

•

Mining or global resource industry

•

Investment banking/mergers & acquisitions

•

Financial literacy

•

Communications, investor relations, public relations and media

•

Corporate responsibility and sustainable development

•

Government relations

•

Environmental and Social

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LETTER TO SHAREHOLDERS	EXECUTIVE SUMMARY	VOTING	BUSINESS OF THE MEETING	DIRECTORS	EXECUTIVE COMPENSATION	GOVERNANCE	APPENDICES

DAVID A. SCOTT (59) Independent

Mr. Scott is a corporate director and was most recently Vice Chair and Managing Director, Mining Global Investment Banking at CIBC Capital Markets, a position he held from 2009 until his retirement in May 2019. Mr. Scott joined CIBC in 1999 and held progressively senior positions playing an active role in the majority of significant mining related M&A and equity financing transactions completed in Canada in the last two decades. Prior to joining CIBC, Mr. Scott was Managing Director of the Global Mining Group at RBC Dominion Securities Inc. from 1996 to 1999, Managing Director and Head of the Mining Group at Richardson Greenshields of Canada Ltd. from 1992 to 1996, held progressive positions ending with Head of the Mining Group at Levesque Beaubien Geoffrion Inc. and prior to that, worked as a geologist with the Noranda Group.

Mr. Scott was a member of the Mining Association of Canada's Task Force on Sustainable Mining, helped to develop the CIM Valuation Standards for mineral properties, was a former multi-term director of the Prospectors and Developers Associated of Canada and assisted with the development of the world's first Mining MBA Program at the Schulich School of Business.

Mr. Scott holds a BASc in Geology from the University of Western Ontario.

2020 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted
For	832,679,591	99.35
Withheld	5,443,674	0.65

2020 board and committee membership	Attendance
Board of directors	13 of 13 (100%)
Audit and Risk [4]	2 of 2 (100%)
Corporate Governance and Nominating [4]	2 of 2 (100%)
Corporate Responsibility and Technical	7 of 7 (100%)

Public board memberships	Board committee memberships
Maverix Metals Inc.	Compensation

Securities held
Year	2020	2019	Change
Common shares (#)	nil	nil	nil
Deferred Share Units ("DSUs") (#)	48,216	23,799	24,417
Total common shares and DSUs (#)	48,216	23,799	24,417
Total at-risk value of common shares and DSUs at book value (CAD$) [1]	347,032	138,750	208,282
Total at-risk value of common shares and DSUs at market value (CAD$) [1]	450,338	146,603	303,735
Meets share ownership requirement [2]	63% [3]

David A. Scott Toronto, Ontario, Canada
Director since May 8, 2019

Skill/area of experience [6]

•

Managing or leading growth

•

International

•

Senior officer

•

Mining, global resource industry

•

Investment banking/mergers and acquisitions

•

Financial literacy

•

Communications, investor relations, public relations and media

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Footnotes pertaining to director nominees

1.
Book value is calculated using the grant price for DSUs and RSUs and the cost at the time of purchase of common shares. Market value is calculated using the closing price of common shares as at December 31, 2019: CAD$6.16 and December 31, 2020: CAD$9.34.

2.
The board has established a policy requiring each independent director to hold a minimum value of 3 times the annual board membership retainer in common shares and/or DSUs. See "Share ownership" for independent directors on page 47. For Mr. Rollinson, see "Share ownership" on page 74.

3.
Mr. Ives was appointed to the board on May 6, 2020 and has until May 5, 2025 to meet his share ownership requirement. As at December 31, 2020, Mr. Ives' eligible shareholding is at 1.7 times his annual board retainer.

  Ms. McGregor was appointed to the board on November 6, 2019 and has until November 5, 2024 to meet her share ownership requirement. As at December 31, 2020, Ms. McGregor's eligible shareholding is at 0.9 times her annual board retainer.

  Mr. Scott was appointed to the board on May 8, 2019 and has until May 7, 2024 to meet his share ownership requirement. As at December 31, 2020, Mr. Scott's eligible shareholding is at 1.9 times his annual board retainer.

4.
The following directors attended fewer meetings in 2020 than the other directors due to their abridged tenure on the board or committee as noted below:

Ian Atkinson	member of audit and risk committee only until April 21, 2020 member of human resources and compensation committee only from May 7, 2020
Kerry Dyte	member of human resources and compensation committee only until May 6, 2020 member of corporate governance and nominating committee only from May 7, 2020
Glenn Ives	was appointed to the board on May 6, 2020 member of human resources and compensation committee only from May 7, 2020 member of audit and risk committee only from May 7, 2020
David Scott	member of corporate governance and nominating committee only until May 6, 2020 member of audit and risk committee only from May 7, 2020
5.
Mr. Rollinson is not a member of any board committee; as the Chief Executive Officer, he is not an independent director.

6.
See "Directors' skills and experience" on page 45 for a description of such skills/experience.

7.
Includes 100% of restricted performance share units (RPSUs).

8.
Computed by multiplying the number of unexercised options to the difference between the December 31, 2020 closing price and the exercise price of options at the time of grant.

For a discussion regarding directors' compensation, please refer to page 45.

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LETTER TO SHAREHOLDERS	EXECUTIVE SUMMARY	VOTING	BUSINESS OF THE MEETING	DIRECTORS	EXECUTIVE COMPENSATION	GOVERNANCE	APPENDICES

The skills and experience of the directors, in areas that are important to the company, are identified and tracked in a matrix. The skills matrix, which is updated annually, can be found on page 45.

Kinross encourages continuing education for its current directors. Details regarding various continuing education events held for, or attended by, Kinross' directors during 2020 can be found on page 134.

Cease trade orders, bankruptcies, penalties or sanctions

No director is, or within the ten years prior to the date hereof has:

a)
been a director or executive officer of any company (including Kinross) that, while that person was acting in that capacity,

i.
was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days;

ii.
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

iii.
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

b)
become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Committee membership and independence

The table below shows the 2020 board committee membership of each independent director standing for re-election at the meeting.

Committees

	Audit and risk committee	Corporate governance and nominating committee	Corporate responsibility and technical committee	Human resource and compensation committee

Ian Atkinson	• (until April 21, 2020)	Chair	✓	✓ (effective May 7, 2020)

Kerry Dyte	✓	✓ (effective May 7, 2020)		• (until May 6, 2020)

Glenn Ives	Chair (effective May 7, 2020)			✓ (effective May 7, 2020)

Ave Lethbridge		✓		Chair

Elizabeth McGregor	✓		✓

Catherine McLeod-Seltzer			✓	✓

Kelly Osborne		✓	Chair

David Scott	✓ (effective May 7, 2020)	• (until May 6, 2020)	✓

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DIRECTORS' SKILLS AND EXPERIENCE

The matrix below shows the mix of skills and experience, in areas that are important to the company's business, of the nine director nominees standing for election at the meeting. The skills and experience matrix is also used to identify those skills for which the company should recruit when making changes to its board. Beginning 2019, the board also tracks directors' experience in areas of environmental and social issues in the context of mining operations.

Skill / area of experience	Directors with significant skills or experience

Managing or leading growth – experience driving strategic direction and leading growth of an organization	9

International – experience working in a major organization that has business in one or more international jurisdictions	8

Senior officer – experience as a CEO or other senior officer of a publicly listed company or major organization	9

Operations – experience as a senior operational officer of a publicly listed company or major organization or production or exploration experience with a leading mining or resource company	7

Mining or global resource industry – experience in the mining industry, combined with a strong knowledge of market participants	8

Information technology – experience in information technology with major implementations of management systems	3

Human resources – strong understanding of compensation, benefit and pension programs, with specific expertise in executive compensation programs, organizational/personal development and training	2

Investment banking/mergers & acquisitions – experience in investment banking, finance or in major mergers and acquisitions	8

Financial literacy – senior financial officer of a publicly listed company or major organization or experience in financial accounting and reporting, and corporate finance (familiarity with internal financial controls, US GAAP, and/or IFRS)	6

Communications, investor relations, public relations and media – experience in or a strong understanding of communications, public media and investor relations	6

Corporate responsibility and sustainable development – understanding and experience with corporate responsibility practices and the constituents involved in sustainable development practices	7

Government relations – experience in, or a strong understanding of, the workings of government and public policy in Canada and internationally	6

Governance/board – experience as a board member of a major organization	6

Legal – experience as a lawyer either in private practice or in-house with a publicly listed company or major organization	1

Environmental and Social – extensive knowledge in, and experience managing, a broad range of environmental and social issues in the context of mining operations	5

DIRECTOR COMPENSATION

Approach

The board retains the services of Mercer Canada Ltd. (Mercer), independent advisor to the human resources and compensation committee (HRCC), to complete a market review of the competitiveness of Kinross' director compensation program. In completing this review, Mercer reviews and analyzes the proxy circulars of companies included in the pre-approved Kinross comparator group (as described under "Market and peer reviews" on page 71) and develops a standardized methodology to compare the total value of programs across these companies and contrast this market view with the current arrangements for the Kinross board. In completing its analysis, Mercer also reviews market trends in director compensation and detailed market data. No changes to directors' compensation were made for 2020.

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2020 Retainers and fees

The board has established a flat fee structure for all independent directors. For 2020, the annual board membership retainer paid to independent directors was CAD$240,000. Since April 1, 2012, at least 50% of the board membership retainer is required to be paid in Deferred Share Units (DSUs). On an annual basis, an independent director can also elect to receive a greater percentage of his or her board membership retainer in DSUs.

In addition to the board membership retainer, the Chairs of each of the corporate governance and nominating (CGNC), corporate responsibility and technical (CRTC) and HRCC received CAD$30,000 and the Chair of the audit and risk committee (ARC) received CAD$50,000. Other members of the CGNC, CRTC and HRCC received CAD$15,000 per committee and members of the ARC received CAD$20,000. The committee Chairs do not receive additional member fees for being part of the committee.

The Independent Chair received an additional CAD$240,000 but did not receive any fees for being a member of the HRCC and the CRTC. In addition, independent directors (other than the Independent Chair) received a travel fee of CAD$2,000 per trip for travel from outside of Toronto to board/committee meetings held in Q1 2020. The Independent Chair does not receive any travel fee. Independent directors are also entitled to reimbursement of their reasonable board-related expenses.

The following table sets out details of the flat fee structure for independent directors for 2020:

2020 fees (CAD$)

Board Chair [1]	$240,000

Board member (including board Chair)	$240,000

Chair – audit and risk committee	$50,000

Chair – corporate responsibility and technical, corporate governance and nominating or human resources and compensation committees	$30,000

Member (excluding the Chair) – audit and risk committee	$20,000

Member (excluding the Chair) – corporate responsibility and technical [2], corporate governance and nominating or human resources and compensation committees [2]	$15,000

1.
For 2020, CAD$480,000 in total with the inclusion of Ms. McLeod-Seltzer's board membership retainer.

2.
Ms. McLeod-Seltzer, as the Independent Chair of the board, did not receive a separate fee for being a member of the HRCC and CRTC.

Deferred share units

The main purpose of the DSU Plan is to strengthen the alignment of interests between the independent directors and the shareholders, by linking a portion of annual independent director compensation to the future value of the common shares.

A DSU is an amount owed by Kinross to the director holding it having the same value as one common share, but which is not paid out until such time as the director terminates service on the board, thereby providing an ongoing equity stake in Kinross throughout the director's period of service.

DSUs are vested at the time of grant. Only independent directors of Kinross and its affiliates can receive DSUs. Dividends paid by Kinross prior to payment of the DSUs, if any, are credited to each holder of DSUs in the form of additional DSUs. The number of DSUs held by that holder multiplied by the amount of the per share dividend, divided by the closing share price on the date of the payment of the dividend, determines the additional DSUs to be credited for dividends.

The number of DSUs granted to an independent director on the last day of each quarter in respect of his or her current quarter compensation is determined by dividing the value of the portion of the director's flat fee to be paid in DSUs by the closing price of the common shares on the TSX on the business day immediately preceding the date of grant.

At such time as an outside director ceases to be a director, the company will make a cash payment on the outstanding DSUs to the outside director in accordance with the redemption election made by the departing director or, in the absence of an election to defer redemption, in accordance with the default redemption provisions provided in the DSU Plan.

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As CEO of the company, Mr. Rollinson is a non-independent director. As such, he does not receive any DSUs and is compensated solely as an officer of Kinross (see "Executive compensation discussion and analysis" starting on page 63). A summary of the compensation earned by Mr. Rollinson for 2020 is provided in the "Summary compensation table" on page 106.

Share ownership

In 2007, the board established a policy requiring each independent director to hold a minimum value of common shares and/or DSUs, determined as a multiple of his/her annual board membership retainer, which from December 31, 2013 is three times. However, new directors have five years from the date of their appointment to reach the share ownership requirement. This policy was reviewed in 2016 by Mercer and was found to be aligned to the market. These guidelines are now part of the consolidated Corporate Governance Guidelines adopted by the board in November 2015 and most recently revised in February 2021.

In the event an independent director's holdings fall below the minimum requirement at or after the applicable due date, the director will be required to top-up his or her holdings by fiscal year-end to meet the requirement. Since April 1, 2012, all directors have been required to receive a minimum of 50% of their board membership retainer in DSUs irrespective of when the director joined the board and whether or not their minimum shareholding requirement has been met. Kinross' Disclosure, Confidentiality and Insider Trading Policy (Policy) prohibits directors from engaging in transactions that could reduce or limit his/her economic risk with respect to equity securities granted as compensation or held, directly or indirectly, by the director. Prohibited transactions include hedging strategies, equity monetization transactions, transactions using short sales, puts, calls, exchange contracts, derivatives and other types of financial instruments. A copy of the Policy may be accessed on the company's website at www.kinross.com.

The following table outlines the aggregate value of the common shares and DSUs held by each independent director who was on the board as of December 31, 2020 and whether he or she met Kinross' independent director share ownership requirement as of that date.

Name	Eligible share holdings CAD ($) [1,2]	Exceeds/ (shortfall of) share ownership requirement by CAD ($)	Multiple of board retainer	Met current requirement

I. Atkinson	1,386,797	666,797	5.8	Yes

K. Dyte	1,100,075	380,075	4.6	Yes

G. Ives [3]	396,166	(323,834)	1.7	N/A

A. Lethbridge	1,922,995	1,202,995	8.0	Yes

E. McGregor [3]	224,631	(495,369)	0.9	N/A

C. McLeod-Seltzer	2,900,641	2,180,641	12.1	Yes

K. Osborne	2,391,456	1,671,456	10.0	Yes

D. Scott [3]	450,338	(269,662)	1.9	N/A

1.
Greater of book or market value as at December 31, 2020. Book value was calculated using the grant price for DSUs and the cost at the time of purchase for common shares. Market value is calculated using the closing price of common shares as at December 31, 2020: CAD$9.34.

2.
Except for Mr. Ives, market value was greater than book value for all directors as at December 31, 2020.

3.
Mr. Ives was appointed to the board on May 6, 2020 and has until May 5, 2025 to meet his share ownership requirement. Ms. McGregor was appointed to the board on November 6, 2019 and has until November 5, 2024 to meet her share ownership requirement. Mr. Scott was appointed to the board on May 8, 2019 and has until May 7, 2024 to meet his share ownership requirement.

As CEO of the company, Mr. Rollinson's share ownership requirements are described under "Share ownership" on page 74.

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LETTER TO SHAREHOLDERS	EXECUTIVE SUMMARY	VOTING	BUSINESS OF THE MEETING	DIRECTORS	EXECUTIVE COMPENSATION	GOVERNANCE	APPENDICES

Director compensation table

The following table sets out the fees earned by independent directors who served as directors during 2020 and the proportion of fees taken in the form of DSUs. 3

Name	Board Membership Retainer in US$	Independent Chair Retainer in US$	Committee Chair Fees in US$	Committee Member Fees in US$	Travel Fee in US$ [1,5]	Total Fees Earned in US$ [2]	2020 Total DSUs value vested or earned in US$ [3]	Value of all outstanding DSUs as at Dec 31, 2020 in US$ [4]

I. Atkinson	188,496	N/A	23,562	24,285	1,571	237,914	203,395	1,089,190

J. Brough	188,496	N/A	39,270	4,110	N/A	231,876	147,816	2,601,741

K. Dyte	188,496	N/A	N/A	27,489	3,142	219,127	122,917	566,905

G. Ives	123,247	N/A	25,569	7,671	N/A	156,487	71,556	71,556

A. Lethbridge	188,496	N/A	23,562	11,781	N/A	223,839	134,388	1,510,320

E. McGregor	188,496	N/A	N/A	27,489	1,571	217,556	143,677	176,425

C. McLeod-Seltzer	188,496	188,496	N/A	N/A	N/A	376,992	223,639	2,187,964

K. Osborne	188,496	N/A	23,562	11,781	1,571	225,410	260,109	1,878,250

D. Scott	188,496	N/A	N/A	26,119	N/A	214,615	179,113	353,695

TOTAL	1,631,215	188,496	135,525	140,725	7,854	2,103,815	1,486,609	10,436,047

1.
Travel fees are paid in cash for all directors.

2.
Portion of fees taken in cash and/or DSUs:
Mr. Osborne – 100% of fees in DSUs
Messrs. Atkinson and Scott – 75% of fees in DSUs
Ms. McGregor – 60% of fees in DSUs
All other directors – 50% of fees in DSUs
Fees comprises board membership retainer + committee chair fee + committee member fee + Independent Chair retainer for Catherine McLeod-Seltzer.

3.
Value as at December 31, 2020 of the 2020 compensation taken as DSUs.

4.
Value as at December 31, 2020, of all outstanding DSUs, including dividends on DSUs of prior years. Please refer to the narrative under "Deferred Share Units" on page 46 for a description of the methodology used to grant and value DSUs.

5.
Compensation is paid in Canadian dollars and was converted to United States dollars for the purposes of this table using an exchange rate of CAD$1=US$0.7854.

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BOARD COMMITTEE REPORTS

The board discharges its responsibilities directly and through its committees. Over the years, the responsibilities of the committees have evolved to include oversight in areas of significance to various stakeholder groups. Recently, greater attention has been directed at: the safety of tailings facilities; broader environmental and social issues; climate change; and cybersecurity matters.

The corporate governance and nominating committee (CGNC) has overall responsibility for overseeing the company's governance structure and corporate policies. The CGNC conducts an annual review of the board and committee charters and bi-annual reviews of the Company's core governance policies. Where advisable, the CGNC recommends changes to the governance policies or charters of the appropriate board committee to improve oversight in key areas of significance.

The audit and risk committee (ARC) is the committee primarily tasked with the responsibility of business risk oversight. The committee discharges this oversight function through quarterly risk reviews with management, provides feedback on risk assessment and management processes, and recommends necessary follow-up action. It provides ongoing advice to the board on overall risk oversight. The CRTC has primary oversight of operational, environmental and social matters and receives input on risks and materiality from the ARC.

The ARC's risk oversight mandate includes ongoing review of IT security risks. The committee receives quarterly IT and cybersecurity updates from management and conducts comprehensive annual reviews of the Company's privacy and data security risk exposures and measures taken to protect the confidentiality, integrity and availability of its management information systems and data. IT security risk at Kinross is managed globally through a centralized, risk-based methodology. A dedicated team of IT cyber security professionals manage the IT security risk processes and IT security operations. The Company provides annual cybersecurity education and training for all of its employees, contractors and the board and additional training is provided for high-risk functions within the business.

Detailed reports for each committee with respect to its mandate and activities for 2020 may be found in the following pages.

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LETTER TO SHAREHOLDERS	EXECUTIVE SUMMARY	VOTING	BUSINESS OF THE MEETING	DIRECTORS	EXECUTIVE COMPENSATION	GOVERNANCE	APPENDICES

BOARD COMMITTEE REPORTS

Audit and risk committee

Members as at December 31, 2020

John A. Brough*	Kerry D. Dyte	Glenn A. Ives (Chair)	Elizabeth D. McGregor	David A. Scott

The audit and risk committee (ARC) is composed entirely of independent directors who are financially literate (as such term is defined in National Instrument 52-110) and Mr. Ives, the Chair of the committee, and Ms. McGregor are financial experts in accordance with the New York Stock Exchange (NYSE) standards and U.S. Securities and Exchange Commission (SEC) requirements. The ARC has a written charter setting out its responsibilities.

Generally, the ARC is responsible for overseeing:

•
the integrity of Kinross' financial statements,

•
the independent auditors' qualifications and independence,

•
the performance of the internal audit function, and

•
the process for identifying and managing business risks.

The committee monitors Kinross' financial reporting process and internal control systems and provides open lines of communication among the independent auditors, financial and senior management and the full board on financial reporting and controls matters. The committee:

•
reviews the principal risks of Kinross' business and operations, and any other circumstances and events that could have a significant impact on the company's assets and stakeholders,

•
assesses the overall process for identifying principal business and operational risks and the implementation of appropriate measures to manage and disclose these risks,

•
reviews all insurance coverage, and

•
reviews disclosure respecting oversight and management of principal business and operational risks.

In addition to the above, as required, the committee also reviews and approves in advance any proposed related-party transactions and related disclosures. The committee did not review and/or approve any related-party transactions in 2020.

In carrying out its mandate, the ARC met four times in 2020, on each occasion also meeting independent of management. The committee fulfilled its mandate by doing the following, among other things:

•
received reports from the disclosure committee Chair,

•
reviewed and recommended for approval financial statements, management's discussion and analysis,

•
reviewed and approved financial information contained in press releases,

•
obtained treasury reports on cash flows, gold sales and borrowing matters,

•
reviewed and approved the 2020 internal audit plan,

•
met with the internal audit function with and without management being present,

•
approved audit engagements,

•
met with the external auditors with and without management being present,

*
Mr. Brough served as the Chair of the audit and risk committee until May 6, 2020 and retired from the board effective December 31, 2020.

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•
obtained reports from the external auditors,

•
met with management separately,

•
reported to the board on financial, audit and internal control matters,

•
reviewed reports regarding Kinross' risk management activities including the implementation of the enterprise risk management system,

•
reviewed and recommended for approval by the board, a revised delegation of authority policy,

•
in conjunction with the corporate responsibility and technical committee, received updates from management on operational aspects pertaining to environment, social and corporate responsibility that could impact the organizational risk assessment,

•
received updates on material claims (actual, contingent or potential) and material legislative changes,

•
received reports on and considered the company's compliance practices and whistleblower reports,

•
received updates on Kinross' privacy, data and cybersecurity risk exposures and measures taken to protect the security and integrity of its management information systems and company data, and

•
reviewed Kinross' general liability, property and casualty insurance policies and considered adequacy of coverage and the extent of any uninsured exposure.

Additional information regarding the company's ARC is contained in the company's annual information form (AIF) under the heading audit and risk committee and a copy of the ARC charter is attached to the AIF as Schedule A. The AIF is filed annually, on or about March 31, under the company's profile on SEDAR at www.sedar.com. The charter of the ARC is available on the company's website at www.kinross.com or upon request to the Corporate Secretary.

"Glenn A. Ives"
Chair, audit and risk committee

*Mr. Brough served as the Chair of the audit and risk committee until May 6, 2020 and retired from the board effective December 31, 2020.

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Corporate governance and nominating committee

Members as at December 31, 2020

Ian Atkinson (Chair)	Kerry D. Dyte	Ave G. Lethbridge	Kelly J. Osborne

The corporate governance and nominating committee (CGNC) is composed entirely of independent directors. The mandate of the CGNC has been formalized in its written charter. The committee's mandate continues to include responsibility for developing the company's approach to matters of corporate governance, identifying and proposing new qualified nominees to the board, for assessing directors on an on-going basis and reviewing and making recommendations to the board as to all such matters.

Generally, the CGNC's mandate includes:

•
assisting the Chair of the board in carrying out his or her responsibilities,

•
annually reviewing the board and committee charters,

•
evaluating the performance of the directors and the committees and assisting the Chair of the board with the evaluation of individual directors and the board as a whole,

•
receiving periodic reports under the company's whistleblower program,

•
recommending procedures to enable the board to meet on a regular basis without management,

•
adopting procedures so that the board can conduct its work effectively and efficiently,

•
receiving periodic reports on compliance with core policies,

•
reporting to full board on corporate governance matters,

•
reviewing the composition of the board to ensure that an appropriate number of independent directors sit on the board,

•
analyzing the needs of the board when vacancies arise,

•
overseeing implementation of an appropriate selection process for new board nominees,

•
making recommendations to the board for the election of nominees to the board,

•
continually engaging in succession planning for the board, by performing at least annually, a process similar to that which is used for senior management, and

•
identifying needs of the board with the help of the skills and knowledge analysis and matching this to the continuously refreshed evergreen list of potential nominees.

The CGNC maintains an evergreen list of potential candidates for appointment to the board and a skills matrix to identify skills for recruitment when making changes to the board (see "Directors' skills and experience" on page 45).

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In carrying out its mandate, the CGNC met four times in 2020, and met independent of management on all of those occasions. The committee fulfilled its responsibilities by doing the following, among other things:

•
verified the independence of the directors,

•
reviewed external corporate governance surveys and considered improvements that could be made to Kinross' practices,

•
received reports on the whistleblower program and considered the company's compliance practices,

•
assessed performance of individual directors and the board as a whole in accordance with previously approved processes (see "Assessing the board" on page 131), reviewed the completed board evaluation questionnaires and feedback received on individual directors,

•
provided feedback to the board regarding the above evaluations,

•
assessed the company's directors and officers' liability insurance needs,

•
considered the candidature of Mr. Glenn Ives for appointment to the board and made recommendations to the board for his appointment,

•
reviewed the charters of the board and committees,

•
reviewed the core policies of the company, and

•
engaged with professional recruiters and shortlisted candidates for board succession.

The Corporate Governance Guidelines and the charter of the CGNC are available on the company's website at www.kinross.com or upon request to the Corporate Secretary.

"Ian Atkinson"
Chair, corporate governance and nominating committee

2021 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	53

LETTER TO SHAREHOLDERS	EXECUTIVE SUMMARY	VOTING	BUSINESS OF THE MEETING	DIRECTORS	EXECUTIVE COMPENSATION	GOVERNANCE	APPENDICES

Corporate responsibility and technical committee

Members as at December 31, 2020

Ian Atkinson	Elizabeth D. McGregor	Catherine McLeod-Seltzer	Kelly J. Osborne (Chair)	David A. Scott

The corporate responsibility and technical committee (CRTC) is composed entirely of independent directors. The mandate of the CRTC, which has been formalized in its written charter, is to review the development and implementation of strategies, policies and management systems relating to safety, health, environmental stewardship, project permitting, local communities and corporate responsibility generally.

Generally, the CRTC's mandate includes:

•
providing advice to assist management in achieving the objectives set out in the Kinross Safety and Sustainability Policy, and discussing with management any necessary improvements to such policy and its framework of implementation,

•
assisting management in implementing and maintaining appropriate health, safety, environmental and corporate responsibility programs and obtaining periodic reports on such programs,

•
reviewing the qualifications of the individual selected by management to act as the internal qualified person to estimate and report mineral reserves and mineral resources,

•
reviewing the scope of mineral reserves and mineral resources assessments with regard to legal and regulatory matters, applicable securities legislation, industry practice and procedures relating to disclosure of information on mining activities,

•
considering with management the material assumptions, operating parameters and methodologies used to create mineral reserve and mineral resources estimates,

•
reviewing and commenting on items in the annual budget related to exploration, development and operational matters,

•
reviewing material proposals for mining capital programs,

•
considering with management the technical aspects of the company's material exploration, development, financing construction, mining projects and mine closure plans,

•
reviewing and identification of risks related to exploration, development, operating, mine closure and reclamation activities and the systems and practices in place for mitigating such risks, and

•
considering any relevant regulatory changes, initiatives and trends that may affect the company's exploration, development, operating activities, mineral reserves or mineral resources.

In carrying out its mandate, the CRTC met seven times during 2020, on each occasion also meeting independent of management. The committee fulfilled its responsibilities by doing the following, among other things:

•
reviewed periodic reports from management on health and safety matters and environmental compliance reports,

•
obtained regular updates on reclamation matters,

•
obtained periodic updates on major project permitting activities, legislative and regulatory matters,

•
received periodic updates on the company's community and government relations initiatives, and on the implementation of the company's corporate responsibility strategy,

•
received updates and reported to the board on the annual mineral reserve and resource statement,

•
received updates on the company's risk assessment and risk mitigation measures as they relate to operational, health, safety, environmental, business continuity and crisis management aspects,

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•
recommended to the board for approval the restart of the La Coipa project in Chile,

•
received an update on tailings management from the external independent tailings reviewer,

•
reviewed and recommended to the board for approval, the 2021 operations and exploration budget, and

•
received updates on the company's material properties and exploration initiatives.

The committee also provided feedback and advice to management regarding the above matters and reported to the board on environmental, health, safety, project permitting and corporate responsibility matters related to the company's operations and activities.

A copy of the CRTC charter is available on the company's website at www.kinross.com or upon request to the Corporate Secretary.

"Kelly Osborne"
Chair, corporate responsibility and technical committee

2021 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	55

LETTER TO SHAREHOLDERS	EXECUTIVE SUMMARY	VOTING	BUSINESS OF THE MEETING	DIRECTORS	EXECUTIVE COMPENSATION	GOVERNANCE	APPENDICES

Human resources and compensation committee

Members as at December 31, 2020

Ian Atkinson	Glenn A. Ives	Ave G. Lethbridge (Chair)	Catherine McLeod-Seltzer

The human resources and compensation committee (HRCC), which is composed entirely of independent directors, is responsible for making recommendations to the board on all matters relating to the compensation of the officers including Named Executive Officers (NEOs), directors and employees of the company.

For the purpose of its mandate, the HRCC reviews all aspects of compensation paid to management, directors and employees of other selected mining companies to ensure the company's compensation programs are competitive so that the company will be in a position to attract, motivate and retain high calibre individuals.

In 2020, the HRCC engaged Mercer to provide support in determining compensation for the company's senior executive officers and directors (see "Independent advice", page 69). Determinations made by the committee, however, also reflect factors and considerations other than the information provided by Mercer. For further discussion of the committee and its activities in this area see "Executive Compensation" starting on page 63 and "Compensation governance" on page 63.

The HRCC annually reviews succession plans for the CEO and senior leadership team. Candidates are identified and the development plans of internal successors are reviewed by the committee. Development plans and progress of internal candidates are reviewed by the CEO and senior management regularly. The board becomes familiar with candidates for CEO and senior executive positions through presentations and annual joint management and board planning sessions. The mandate of the HRCC has been formalized in a written charter.

In carrying out its mandate, the HRCC met six times in 2020, on each occasion also meeting independent of management.

In fulfilling its mandate in 2020, the HRCC:

•
approved equity grants, the budget for equity grants for the following year, and considered a projection of share pool usage,

•
reviewed corporate goals and objectives in order to establish performance criteria at the beginning of the year,

•
reviewed the existing compensation model including the philosophy, methodology and program design, relative to market best practices, current trends, and the objectives of the program,

•
examined and approved the 2020 comparator group,

•
reviewed long-term incentive plan program attributes including mix of restricted share units, options and restricted performance share units versus the comparator group and the broader industry, and updated as necessary, as discussed on page 71,

•
"stress tested" executive compensation programs to understand the range of possible outcomes under current plans and as a result of current equity holdings, and reviewed realized and realizable pay relative to performance and to peers,

•
reviewed compensation programs to satisfy itself that appropriate governance is in place to mitigate risk of compensation practices providing inappropriate incentives for risk taking or fraud,

•
reviewed employment contract terms for all senior executives,

•
reviewed succession plans for the CEO and senior leadership team, as well as other critical senior management positions, reviewed candidates identified for each position,

•
considered Kinross' performance relative to peers,

•
completed an assessment of performance results relative to the performance objectives established at the start of the year,

•
reviewed current holdings relative to share ownership guidelines for members of the board, and the senior leadership team,

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•
reviewed and approved corporate goals, objectives, and performance results relevant to the compensation of the CEO and other members of the senior leadership team and monitored and evaluated the performance of the CEO and other members of the senior leadership team,

•
reviewed compensation for companies in the comparator group and considered compensation for directors and the senior leadership team relative to the market,

•
recommended annual corporate performance factors, individual executive performance evaluations and total compensation for senior executives and salaried employees to the board for approval,

•
continued to engage the services of an independent external consultant to provide advice and expertise on executive compensation matters, and considered the independence of compensation advisors,

•
reviewed all of the company's global pension plans, and

•
received updates on the various shareholder engagement initiatives undertaken by the company and provided guidance where necessary.

A copy of the HRCC charter is available on the company's website at www.kinross.com or upon request to the Corporate Secretary.

"Ave G. Lethbridge"
Chair, human resources and compensation committee

2021 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	57

Executive Compensation

Kinross' executive compensation program is driven by four key objectives:

- aligning executive interests with Kinross' long-term strategy and those of shareholders;
- reinforcing Kinross' operating performance and execution of strategic objectives;
- enabling Kinross to attract and retain high performing executives, and
- aligning pay and performance in a way that is transparent and understood by all stakeholders.

Executive compensation for 2020 reflects excellent overall company performance, including balance sheet strength, project delivery and long-term value creation, growth in total shareholder returns, and delivering against original pre-pandemic guidance.

Over 80% of CEO and 75% of NEO 2020 compensation is "at risk"
"At risk" compensation includes short and long-term incentives to align executive interests with Kinross' long-term strategy and the interests of shareholders

50% or more of SLT total direct compensation is equity
Equity makes up 50% or more of direct compensation for the SLT, and 55% of that equity is in the form of performance share units

CEO share ownership more than 23 times salary
The CEO continued to exceed share ownership requirements with more than 23 times salary, far exceeding the five times average annual salary requirement

In This Section:

Letter to shareholders from the Chair of the human resources and compensation committee	59
Executive compensation discussion and analysis	63
Compensation philosophy and approach	63
Compensation governance	63
Components of executive compensation	79
2020 results	80

LETTER TO SHAREHOLDERS	EXECUTIVE SUMMARY	VOTING	BUSINESS OF THE MEETING	DIRECTORS	EXECUTIVE COMPENSATION	GOVERNANCE	APPENDICES

LETTER TO SHAREHOLDERS

Dear Shareholders,

The board's human resources and compensation committee (the committee) has oversight over director and executive compensation programs, and is tasked with ensuring that they are aligned with shareholder interests and company performance. Our overall approach is to align executive interests with Kinross' long-term strategy by linking compensation to Kinross' operating performance and execution of strategic objectives, maintaining competitive pay practices and providing clear and transparent disclosure of compensation programs and decisions.

In 2020, the committee based its compensation decisions on a performance assessment framework that incorporates operational and financial metrics, and on Kinross' response to the impact of the COVID-19 pandemic.

I am pleased to provide an overview of our executive compensation decisions in the context of the company's strong performance in 2020.

COVID-19 RESPONSE

Ave G. Lethbridge

The committee considered Kinross' response to the impact of COVID-19 as a key factor in evaluating executive compensation, as the pandemic affected several aspects of the company's performance.

Management's response to the pandemic was considered in the context of Kinross' core values, and how the company's response aligned with its First Priorities. Consistent with Kinross' values, the company prioritized the health and safety of its workforce and communities, provided transparent and timely communications to stakeholders and established a cross-functional task force to help manage the company's response even before the health crisis was deemed a global pandemic by the World Health Organization.

When assessing Kinross' COVID-19 response, we considered the following factors:

•
Workforce job security and support: We did not implement pandemic-related workforce, pay or benefit reductions. Rather, employees have had access to enhanced assistance programs throughout the pandemic, with a focus on communication, education and mental health support.

•
Health and safety preventative measures: Despite the ongoing challenges of keeping its workforce safe, especially in remote, camp-based settings, management implemented comprehensive safety protocols at every site that mitigated the virus' impact on employees and operations.

•
Community support: Kinross continued to support its host communities throughout 2020, contributing approximately $6 million towards local efforts to combat COVID-19. This support included donations in the areas of community health services, food security and bolstering local economies.

•
Business continuity: Management prepared and implemented business continuity plans for each site to mitigate operational and supply chain risk. Kinross' comprehensive response enabled us to continue operations at all mine sites, without material production impacts in 2020, which allowed the company to maintain the economic benefits it provides to host communities and countries.

For additional information on the company's pandemic response, refer to the 2019 Sustainability Report COVID-19 excerpt, published in August 2020, and the board Chair letter to shareholders on page 4.

2020 PERFORMANCE HIGHLIGHTS

Despite the impact of the pandemic, Kinross delivered strong financial and operational performance in 2020 in the areas the committee assesses in its compensation framework, including:

•
Met pre-pandemic guidance: Met targets for production, costs and capital for the ninth consecutive year, as outlined under "2020 Performance Highlights" on page 9. These targets were established before the pandemic became a global crisis and were based on the expected outcomes at that time. Through the strong leadership of the executive team and the hard work of all employees, the company stayed focused on those original targets and was successful in meeting them despite the unexpected challenges that necessitated numerous changes to operational processes to maintain business continuity and keep our global team safe.

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•
Advanced future value strategies: Added to its portfolio with bolt-on, synergistic acquisitions in Alaska and Russia. Kinross also added to its mine life through successful exploration and mine plan optimization, advanced its projects in all regions, and reached an agreement in principle with the Government of Mauritania to enhance their partnership.

•
Delivered long-term outlook: Provided three-year guidance, with production expected to grow by 20% over current levels to 2.9 million gold equivalent ounces in 2023. In addition, based on significant efforts across our global operations to further solidify our business planning, add to mine life and create optionality within our portfolio, the company was able to provide a 10-year production outlook showing expected production averaging 2.5 million gold equivalent ounces per year to 2029.

The company's outstanding results are illustrated through its share price performance over the year, with total shareholder return (TSR) of 56% in 2020, ranking 2nd among peers. Kinross also delivered strong longer-term performance, recording a five-year 306% TSR, significantly exceeding the S&P TSX Gold Index. Through our strong results, and by instituting a sustainable quarterly dividend, we have generated significant value for shareholders.

2020 COMPENSATION HIGHLIGHTS

As a result of Kinross' superior performance in 2020, the committee felt strongly that executives and employees should be recognized and rewarded, and made the following compensation decisions:

•
The senior leadership team (SLT) received a company performance rating of 120% of target, calculated based on the SLT measures as outlined on page 84. This reflects strong performance on all measures, particularly on balance sheet strength, project delivery and long-term value creation as measured by targeted strategic accomplishments, TSR, and delivering against original guidance, assessed in the context of COVID-19. A 5% deduction was applied in calculating this overall score, as a result of the operational mine site fatality at Round Mountain in November 2020, the first fatality since 2017.

o
The committee also approved a rating of 120% on the company Four Point Plan for all other employees, which is used to calculate employee short-term incentives (STI). Individual contributions were also recognized through the individual portion of STIs, and a small number of individuals were nominated for one-time cash or equity awards in recognition of exceptional performance in light of the pandemic.

•
The CEO's individual rating of 110% was determined based on his strong leadership and performance during a very challenging time, but also reflects a deduction in recognition of the seriousness of the operational fatality that occurred during the year.

o
Total CEO compensation increased by 10% (in CAD$) year-over-year, primarily as a result of an increase in base salary in mid-2020, following three years of salary freezes, and the higher company and individual performance scores. The salary was increased to better align to the market and reflects the consistent performance and leadership Mr. Rollinson has brought to the organization over the past eight years as CEO.

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•
Individual ratings for the other three SLT members were higher than 2019 and reflect their strong individual performance, collective contributions to Kinross' excellent year and integrated efforts to overcome the challenges of the pandemic and achieve company goals.

•
The size of the SLT has decreased by half since the appointment of Paul Rollinson as CEO in 2012, and now includes four individuals who have assumed leadership for multiple functions. This small management team demonstrated exceptional leadership and made a tangible impact on how the company performed through unprecedented circumstances. It should also be noted that the fifth named executive officer (NEO), is not a member of the SLT.

o
Aggregate SLT compensation increased by 9% (in CAD$) year-over-year, mainly due to salary increases in mid-2020 and higher company and individual performance scores.

Following the review and adjustment of salaries in 2020 as described in more detail under "Base salaries" on page 117, the committee determined that current CEO and SLT salaries were appropriate based on the market, internal equity, responsibilities and other factors, and no increases were granted for 2021.

ALIGNING COMPENSATION WITH SHAREHOLDER RETURNS

We continue to ensure executive compensation is properly aligned with shareholder returns over the long-term by delivering a significant portion of compensation in the form of equity through our share ownership requirements and by incorporating and considering both relative and absolute shareholder returns in our compensation programs and decisions.

•
Long-term incentives (LTI) make up at least 50% of total direct compensation and restricted performance share units (RPSUs) make up 55% of the LTI component for the SLT. Shareholder returns are also considered in determining the size of the annual LTI grant.

•
The CEO is required to hold five times his average salary in shares and share units. Currently, Mr. Rollinson's share ownership represents more than 23 times his salary.

•
Relative TSR is a metric in both the short and long-term incentive plans for executives. One-year relative TSR impacts 10% of the company portion of short-term incentives while 50% of the vesting of RPSUs is determined by three-year relative TSR. Absolute returns are also considered in both plans through our use of an absolute TSR cap.

SHAREHOLDER ENGAGEMENT

To actively solicit feedback on Kinross' ESG initiatives and compensation program, we continued to promote shareholder engagement efforts. For our seventh annual shareholder outreach program, we contacted our 30 largest shareholders (with the exception of one-broker dealer) who hold, in the aggregate, more than 50% of our issued and outstanding shares to offer meetings to discuss compensation, governance and ESG matters in 2020. Meetings were held with nine shareholders, with participation from senior management representing safety and sustainability, executive compensation, governance and investor relations.

In the shareholder engagement meetings there was a significant focus on ESG with discussions around tailings management, biodiversity and carbon emissions. Other key topics included inclusion and diversity initiatives, board succession, performance metrics and targets, and disclosure around compensation decisions. Feedback on our compensation programs was generally positive. Last year, 93% of shareholders voted in favor of our "Say on Pay" resolution, which indicates strong support for the company's executive compensation program.

Shareholder engagement was particularly important in 2020, as we aimed to understand how the views of our shareholders may be shifting as we navigate the global pandemic. Key points from all discussions were shared with the committee and will continue to be considered as we review our compensation programs during 2021.

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Over the last two years, Kinross has made a number of changes to its executive compensation programs, based in part on discussions with shareholders. These changes include:

•
Increased weighting on RPSUs from 50% to 55% of total equity granted and eliminated stock options

•
Moved from annual targets to three-year targets on production and costs for RPSU measures

•
Introduced a cash flow metric to the short-term incentive plan in 2019 and changed it to a cash flow per share metric in 2020

Further details can be found on page 64.

As we move forward, shareholder engagement will continue to play an important part in how we approach compensation so that our compensation policies remain aligned with the interests of Kinross and its shareholders.

Finally, I strongly encourage you to exercise your "Say on Pay" rights as a shareholder by voting on the advisory resolution on the company's approach to executive compensation.

Thank you for your interest and support.

Sincerely,

Ave G. Lethbridge
Chair, human resources and compensation committee

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EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

PHILOSOPHY AND APPROACH

The following summarizes Kinross' compensation philosophy for senior executives, outlining the key objectives of the compensation program, as well as the key features which support meeting these objectives:

Kinross' compensation program includes the executive compensation program, which covers the senior leadership team, and the global compensation program. In 2020, the named executive officers (NEOs) included members of the SLT: the President and Chief Executive Officer (CEO) and his direct reports (the Senior Vice-President and Chief Financial Officer, the Executive Vice-President, Corporate Development, External Relations and Chief Legal Officer, and the Executive Vice-President and Chief Technical Officer), all of whom participated in the executive compensation program, as well as the Senior Vice-President, Russia Operations, who participated in the global compensation program. These compensation programs include base pay, a short-term cash incentive and long-term equity incentives, as well as pension and other benefits.

COMPENSATION GOVERNANCE

Compensation oversight

Oversight of Kinross' director and executive compensation programs lies with the human resources and compensation committee.

In 2020, four independent directors sat on the human resources and compensation committee. The board determined that the composition of the committee should include the Chair of the board and at least one of the Chairs of the corporate governance and nominating committee or the audit and risk committee so that the human resources and compensation committee may benefit from their input and expertise.

All of the 2020 human resources and compensation committee members have gained experience in human resources and compensation matters by serving as senior executives of major organizations. The Chair of the committee has had direct involvement in the design, review and implementation of evolving changes to major compensation programs with specific experience and expertise in executive compensation and human resources management. Two members currently serve on the compensation committees of other public issuers.

All of the members of the human resources and compensation committee are financially literate (as such term is defined in National Instrument 52-110). One of its members is also currently the Chair of the audit and risk committee at Kinross and another member is Chair of the corporate governance and nominating committee. The committee also includes directors with ongoing direct industry involvement and relevant regulatory background, resulting in a well-rounded skill and knowledge base.

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In 2020, two human resources and compensation committee members were also members of the corporate responsibility and technical committee, thus helping to ensure that material operational risks identified by the corporate responsibility and technical committee are considered in determining executive compensation. This operational knowledge is also useful in the assessment of company performance and in the evaluation of the appropriateness of performance metrics and targets. The Chair of the human resources and compensation committee has previously served on the audit and risk committee and currently also sits on the corporate governance and nominating committee.

You can find more information about the background, experience and independence of each human resources and compensation committee member by reading their profiles under "About the nominated directors", starting on page 33.

"Say on Pay" and shareholder engagement

Kinross is committed to engaging with its shareholders and gathering input and feedback on a range of matters, from corporate strategy to environmental, social and governance matters, and from company performance to executive compensation (see also "About shareholder engagement" on page 138). Kinross senior executives and board members meet with shareholders on a regular basis each year through various events, pre-arranged meetings, or discussions on the phone to discuss items of interest to those shareholders.

In 2011, Kinross implemented a non-binding advisory vote to provide shareholders with an opportunity to vote on the company's approach to executive compensation. Following each annual shareholder meeting, all voting results, including the results of the "Say on Pay" vote, are publicly filed under the company's profile on the SEDAR website at www.sedar.com. Our "Say on Pay" voting results are summarized below.

Year	Votes "for" (%)

2011	95.67

2012	78.47

2013	78.34

2014	74.75

2015	94.11

2016	88.76

2017	93.93

2018	92.75

2019	75.44

2020	92.70

Kinross was pleased to see its "Say on Pay" result return to a higher level at our 2020 meeting, following the lower level of support in 2019. As indicated in last year's management information circular, the lower result in 2019 was primarily due to a "no" vote from one large shareholder, and did not reflect a more general concern with compensation practices. We held several productive discussions with this shareholder with a goal of understanding and addressing its concerns, and saw our support levels return to over 90% last year.

Our shareholder engagement program for compensation and governance was initiated in 2014 when we contacted shareholders who had holdings totaling, in aggregate, over one-third of our issued and outstanding shares as well as the two proxy advisory firms. Based on the success of our inaugural program and the constructive dialogue achieved between key shareholders and Kinross management and the board, we have made this systematic outreach process an annual event, and have expanded it to cover more shareholders and ESG as a topic.

The feedback we receive during these meetings is shared with the human resources and compensation committee of the board and considered when reviewing our compensation programs. Over the past seven years, it has been a factor that has influenced a number of changes that we have made to our compensation and governance programs.

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In 2020, we again contacted our 30 largest shareholders (with the exception of one broker-dealer), plus seven other shareholders who had withheld / voted against one or more matters at that last annual shareholder meeting or expressed interest in discussing the topics covered in the Shareholder Engagement program. These shareholders held, in aggregate, over 50% of our issued and outstanding shares. In each case, Kinross offered to make members of senior management, and/or a member of the board of directors if requested, available to discuss matters of interest to the shareholder relating to governance, executive compensation and ESG. Virtual meetings were arranged with those shareholders who expressed an interest, as well as with the two large proxy advisory firms. Kinross made materials available to the shareholder in advance of the meeting which were briefly reviewed as appropriate, but the majority of the discussion was dedicated to the matters of greatest interest to the shareholder. This year, matters related to ESG dominated the majority of the meetings held, with shareholders expressing interest in discussing matters related to climate change and carbon footprint, tailings, diversity (particularly with respect to aspects other than gender), biodiversity, the impact of COVID-19 and how the company is taking steps to keep its workforce and host communities safe, and board succession.

Among shareholders who wished to discuss executive compensation, we generally saw interest in some or all of the following topics:

•
Performance metrics for compensation awards: shareholders had questions regarding the measures used in the short-term incentive plan and for the restricted performance share units. Generally, shareholders were interested in gaining a more detailed understanding of the measures and underlying calculations, but did not express concerns.

•
Impact of fatality: Several shareholders wanted to understand how the mine site fatality that occurred in 2020 would be reflected in executive compensation.

•
Holding periods: One shareholder indicated that they would like to see a requirement for executives to hold a portion of their equity following a change of control. Another shareholder suggested that they would prefer a longer vesting period and/or holding period for equity compensation.

•
Pay levels: Shareholders generally acknowledged that given the strong year in 2020 for Kinross and the higher gold price environment, that they would expect pay to be up. No significant concerns were expressed other than that they did not want to see pay levels rise disproportionately, or for executives to receive undue benefit for the rising gold price alone.

•
Compensation approach in light of COVID-19: as part of the shareholder engagement meetings, management took the opportunity to ask shareholders how they are viewing compensation in light of the differential impacts of COVID-19 on various industries and facets of society. Shareholders were generally aligned that they would not be taking a significantly different approach to assessing compensation, and highlighted their desire to see transparent disclosure of any discretion applied in making compensation decisions. A couple of shareholders expressed a preference to not see discretion applied to in-flight long-term incentives.

•
Other: There were other matters raised by single shareholders including, change of control multipliers, acceleration of equity on change of control, and how management addressed the low "Say on Pay" result in 2019.

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The following summarizes the changes we have made to our compensation program based in part on the feedback received through our shareholder engagement process in recent years:

Feedback	Response

Performance metrics – short-term incentive

•

Performance targets for free cash flow [1] are now differentiated for different gold price ranges to better align rewards to management performance and incent the desired behaviours.

•

Beginning in 2020, free cash flow [1] is now measured on a "per share" basis in response to requests received from shareholders in prior years for a "per share" metric.

Performance metrics – restricted performance share units

•

In order to provide more differentiation between metrics in the short-term incentive plan and the long-term incentive plan, beginning with the 2020 grant, three-year measures are now used for cost and production for our restricted performance share units, and annual measures are no longer included in this plan.

•

The threshold for the three-year cost and production targets is established at 50% vesting level, and there is no longer any opportunity for vesting below this level. For grants prior to 2020, threshold performance was tied to 0% vesting, such that it was possible to achieve vesting levels between 0 and 50%.

Pay for performance alignment

•

In 2020, we eliminated stock options and increased the weighting on restricted performance share units within the long-term incentive plan.

•

Shareholder returns affect compensation realized by the CEO in many ways:

•

Relative total shareholder returns impact 10% of the company portion of his short-term incentive and determine the vesting for 50% of the restricted performance share units.

•

The absolute returns are also considered when determining the vesting of restricted performance share units and they determine 100% of the value of the equity that the CEO ultimately realizes.

Pay levels

•

New executives have lower target compensation levels than their predecessors.

•

The midpoint of the target range for long-term incentives for the senior leadership team has been reduced and the target range extended at the lower end.

1.
Free cash flow is a non-GAAP measure and may not be comparable to measures used by other companies. For further details see Section 11. Supplemental Information of Kinross' Management's Discussion and Analysis for the year ended December 31, 2020. Free cash flow per share is also a non-GAAP measure and, for the purpose of measuring short-term incentive performance, is calculated as free cash flow divided by the number of common shares outstanding at the beginning of the period.

The human resources and compensation committee takes seriously the feedback received from our shareholders, and considers it in the annual review of our compensation programs. We appreciate the time that our shareholders take to meet with Kinross and share their views, and the opportunity to have a dialogue regarding our programs. As in prior years, shareholders have also expressed their appreciation for our ongoing engagement, and for the committee's ongoing efforts to oversee and enhance the compensation program and its disclosure.

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Managing risk

Within the context of Kinross' risk oversight practices, the human resources and compensation committee seeks to approve compensation programs that motivate executives to take action to fulfill the business objectives of the company's strategy without taking undue risks.

Our compensation program for executives includes a number of important compensation and governance best practices that we believe help mitigate risk in this program:

What we do

✓	Link incentive compensation measures to strategic and annual objectives

✓	Use diversified measures to assess company and individual performance to provide a balanced approach to incentives and avoid undue focus on any particular measure

✓	Cover a range of time periods in our incentive plans to balance short-term objectives and longer term performance measurement

✓	Tie pay to performance by having more than 75% of NEO total direct compensation "at-risk", with annual incentive awards determined based on operational and relative performance

✓	Cap incentive payments (150-200% of target on short-term incentives, and 150% (up to 200% with human resources and compensation committee discretion) of target on restricted performance share unit vesting)

✓	Align realized pay to total shareholder returns by providing a significant portion of total compensation in equity awards

✓	Benchmark compensation against a size and industry appropriate comparator group and target compensation in the median range

✓	Align interests of executives with those of shareholders through meaningful share ownership guidelines

✓	Use an independent compensation advisor

✓	Apply board discretion, upward and downward, as appropriate to address exceptional circumstances not contemplated by the performance measures

✓	Provide shareholders with a "Say on Pay" and conduct an annual shareholder outreach

✓	Maintain an incentive compensation recoupment policy, for recoupment of incentive compensation from members of Kinross' senior leadership team who engage in misconduct which results in an accounting restatement and in the individual receiving or realizing a higher amount of incentive compensation than such individual would otherwise have received

✓	Maintain double-trigger change of control severance provisions in executive agreements

✓	Conduct an annual risk review of, and include a number of risk mitigation measures in, our compensation programs

✓	Implement equity plans that prohibit option cash buyouts and repricing

✓	Prohibit the senior leadership team, executives, employees and directors from hedging personal holdings against a decrease in the price of our common shares

What we don't do

✗	Provide guaranteed minimum payouts on incentive plans or guaranteed vesting levels for RPSUs

✗	Credit additional years of service not earned in the retirement plan

✗	Provide future executive agreements that provide severance benefits exceeding two times base salary, bonus and benefits

✗	Reprice or reload options

✗	Provide loans to executives

✗	Provide excise tax gross-ups for change-in-control payments

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Annual risk review

Each year, the human resources and compensation committee completes a risk review of the compensation programs, policies and practices for executives and other employees.

This includes a review of both the performance measures and compensation plan designs to assess whether they collectively provide a balanced approach to risk. The goal is to ensure that there is appropriate governance in place to mitigate the risk of compensation practices providing incentives for excessive risk-taking, inappropriate decision-making or fraud.

As part of its compensation risk review in 2020, the human resources and compensation committee completed the following:

Reviewed "risk" in Kinross' global compensation programs

Objective	Assess whether compensation plans might incent or motivate inappropriate risk-taking, or cause executives to take actions that could have a significant negative impact on the company.

Process	The human resources and compensation committee reviewed Kinross' compensation programs, practices and documentation in the context of:

•

incentive plan performance measures, compensation plan funding, incentive plan performance periods, pay mix, goal setting and leverage, controls and processes;

•

Canadian Securities Administrators' examples of potential situations that could encourage an executive officer to expose the company to inappropriate or excessive risks; and

•

key business risks.

As part of the risk review process, Internal Audit reviewed the materials prepared and provided comments prior to the materials being presented to the committee.

Outcome	The human resources and compensation committee has reviewed Kinross' compensation programs and practices and has not identified any compensation programs or practices that could motivate decision makers, individually or collectively, to take actions that could have a significant negative impact on the organization. Furthermore, the human resources and compensation committee is comfortable that Kinross' key business risks and related performance measures are appropriately considered in our incentive plans.

Stress-tested the senior leadership team's compensation

Objective	Consider a range of performance outcomes, and how these would affect compensation payable to determine if rewards are appropriate under various scenarios.

Process	The human resources and compensation committee reviewed possible combinations of compensation outcomes to determine the range of potential realized compensation under the current plans and alignment to performance, as follows:

•

base salary fixed at current levels;

•

short-term incentive payouts at various possible levels of achievement (50% of target, at target, and maximum);

•

all outstanding LTI at a range of possible future values:

•

share prices ranging from -70% up to +110%; and

•

RPSUs vesting at 50%, 100% and 150% of granted units.

In addition, the human resources and compensation committee reviewed the variation in the mix of equity realizable under different share price scenarios.

Outcome	The human resources and compensation committee is satisfied that the range of possible outcomes delivered by Kinross' compensation programs is appropriate and provides for alignment with performance. In addition, the committee is comfortable that the potential range of realized gains on outstanding long-term incentive awards is aligned to the creation of shareholder value. Our compensation plans are capped at the date of grant, so maximum compensation amounts are quantifiable in advance of making decisions about short-term incentive payouts and equity grants.

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Reviewed realizable pay

Objective	Understand actual compensation outcomes for the CEO relative to peers, and review the effectiveness of the executive compensation program in aligning pay to performance.

Process	The human resources and compensation committee reviewed a range of realized and realizable pay calculations as follows:

•

Reviewed both realized pay and realizable pay for the CEO calculated using: Equilar, ISS, Conference Board Working Group, CalPERS and Securities and Exchange Commission (SEC) "compensation actually paid" methodologies;

•

Compared realized / realizable pay and performance to the peer group as well as to the seven North American gold companies in the peer group over a three year period (2017-2019); and

•

Considered several different readily available performance measures: net income, revenue growth, total shareholder returns and change in operating cash flow.

Outcome	The human resources and compensation committee is satisfied that both realized and realizable pay over the three-year period when considered relative to peers demonstrated pay for performance alignment. Both realized and realizable pay showed strong alignment to relative TSR performance under all methodologies.

Independent advice

The human resources and compensation committee has retained Mercer Canada Ltd. (Mercer) as its independent advisor since 2002 to review and advise the committee on market practices in executive compensation plan design and governance, as well as competitive market benchmarking. Mercer's mandate includes:

•
Competitive market benchmarking analysis for the senior leadership team;

•
Competitive market benchmarking analysis for the independent directors; and

•
Review and advice relating to market practices in executive compensation plan design (cash and equity incentive plans, pay and equity mix, benefits and perquisites) and governance.

Mercer is a wholly-owned subsidiary of Marsh & McLennan Companies (MMC), and as such is affiliated with a number of other specialized organizations also owned by MMC such as Oliver Wyman, Marsh Canada and National Economic Research Associates. These affiliate organizations have provided services to Kinross that are not related to executive compensation.

Mercer's professional standards prohibit the individual consultant from considering any other relationships Mercer or any of its affiliates may have with the company in rendering his or her advice and recommendations. Mercer consultants are not compensated based upon client revenue from other lines of business or other MMC companies. As such, fees paid by Kinross to Marsh Canada of $1,200,003 do not impact or influence the compensation paid to Kinross' board advisor. The board is confident that Mercer's independence and objectivity is not compromised by the relationships the company has with other MMC entities and continues to consider Mercer to be independent. Detailed below is the Securities and Exchange Commission (SEC) six factor independence test which is reviewed annually by Kinross' human resources and compensation committee.

1.
Provision of other services to Kinross Gold Corporation by the advisor's employer

2.
Amount of fees received from Kinross Gold Corporation by the advisor's employer as a percentage of employer's annual revenue (revenue concentration percentage)

3.
Policies and procedures of the person that employs the advisor designed to prevent conflicts of interest

4.
Any business or personal relationship of the advisor with a member of the compensation committee

5.
Any stock of the issuer owned by the advisor or his or her immediate family

6.
Any business or personal relationship of the advisor with an executive officer at Kinross Gold Corporation

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Although Mercer provides independent advice to the human resources and compensation committee, the decisions reached by the committee reflect factors and considerations beyond the information and recommendations provided by Mercer.

In respect of fiscal 2020, Mercer conducted a competitive benchmarking analysis for the senior leadership team members, provided assistance with the drafting of the management information circular disclosure, and updated the committee regarding governance matters. Mercer attended all or part of the six human resources and compensation committee meetings in 2020.

The human resources and compensation committee must pre-approve services that Mercer provides to the company at the request of management with respect to executive compensation. From time to time Mercer and affiliate organizations may provide services to the company that are not related to executive compensation. The human resources and compensation committee reviews and considers those services and fees annually, but does not pre-approve such services.

Below is a summary of the fees paid to Mercer for its services to the human resources and compensation committee as well as fees paid to affiliates of Mercer for their unrelated services to the company, for the last two fiscal years ended December 31, excluding applicable taxes.

Services provided	2020 (US$) [1]	Services provided	2019 (US$) [1]

Executive compensation-related fees	$55,033	Executive compensation-related fees	$44,472

Competitive benchmarking analysis for the NEOs		Competitive benchmarking analysis for the NEOs and independent directors

Assistance with drafting of proxy disclosure		Assistance with drafting of proxy disclosure

Governance updates		Governance updates

Attendance at human resources and compensation committee meetings		Attendance at human resources and compensation committee meetings

Other fees – Mercer	$13,411	Other fees – Mercer	$65,258

Published surveys, industry data, market benchmark		Published surveys, industry data, market benchmark

Global mobility membership

Other fees – affiliated organizations	$1,200,003	Other fees – affiliated organizations	$1,428,834

Marsh Canada Limited – insurance brokerage fees [2]		Marsh Canada Limited – insurance brokerage fees

1.
Fees paid to Mercer and affiliated companies were either in U.S. dollars, or in Canadian dollars and converted to U.S. dollars for purposes of this table, using the following US$ exchange rates for CAD$1.00: 2020 – 0.7854; 2019 – 0.7699.

2.
In 2020, risk consulting fees incurred (which are included in insurance brokerage fees) were lower than expected due to COVID-19 restrictions.

Annual review and decision-making

Meeting the objectives of the company's executive compensation program requires careful consideration of several key factors:

•
market comparators

•
compensation elements and mix

•
executive share ownership

•
paying for performance

It also requires diligent oversight and alignment with prudent risk-taking, as described under "Compensation governance" on page 63.

The human resources and compensation committee reviews each of these factors and the program as a whole on an annual basis to satisfy itself that they continue to be fair, competitive, and aligned with the objectives of the compensation program. They also consider shareholder feedback and best practices. Details on changes made as a result of the 2020 review are described in the following sections.

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Market and peer reviews

To ensure that our executive compensation program continues to meet its key objective of "enabling Kinross to attract and retain high performing executives", the human resources and compensation committee approves the companies in Kinross' compensation comparator group on an annual basis. In 2020, the committee considered companies that are similar to Kinross in size, scope, complexity of operations; and that are appropriate and reflective of the companies with which Kinross competes for executive management talent and/or capital. To be included in our compensation comparator group, a company needed to meet the criteria noted.

In completing this review and making changes, the human resources and compensation committee:

•

Considered shareholder feedback relating to the composition of the comparator group;

•

Wanted to maintain a high degree of comparability from year to year in the comparator group to minimize volatility in the compensation targets;

•

Looked to keep a high proportion of the comparator group in the gold mining sector; and

•

Considered companies that were between one-third and three times Kinross' size on either market capitalization and/or revenue. We used the combination of revenue and market capitalization as a better measure of size than market capitalization alone, considering revenue as a good proxy for production.

Considering the volatility of the market at the time of the review and the uncertainty of the impact of the pandemic on companies, the committee chose not to make any changes to the comparator group in 2020.

Kinross' size relative to the comparator group (based on revenue and market capitalization) was considered in the review to ensure there was an appropriate balance of smaller and larger companies in the group. As the charts below show, the majority of companies in the comparator group are within our criteria for revenue and/or market capitalization, and there is an appropriate mix of small and large companies as measured by revenue and market capitalization.

REVENUE FIVE-YEAR AVERAGE
(US$ MILLIONS)

MARKET CAPITALIZATION FIVE-YEAR AVERAGE
(US$ MILLIONS)

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The following chart shows the breakdown of the comparator group by industry (based on the Global Industry Classification Standard, or GICS):

The following is the 2020 compensation comparator group, along with the financial data considered by the human resources and compensation committee when it approved the comparator group in the first half of 2020:

			Revenue (US$ millions)		Market Cap (US$ millions)

Company (TSX or NYSE Ticker Symbol)	Industry (GICS)	Scope of Operations [2]	Five-year Average (2015-2019) [1]	Dec 31/19 [1]	Five-year Average (2015-2019) [1]	2019 Average [1]

Agnico Eagle Mines Ltd (AEM)	Gold	Canada, Finland, Mexico	$2,210	$2,495	$10,371	$15,787

AngloGold Ashanti Limited (AU)	Gold	Argentina, Australia, Brazil, Democratic Republic of Congo, Ghana, Guinea, Mali, South Africa, Tanzania	$3,985	$3,525	$4,889	$6,713

B2 Gold Corporation (BTO)	Gold	Philippines, Namibia, Nicaragua, Mali	$851	$1,156	$2,569	$4,219

Barrick Gold Corporation (ABX)	Gold	Argentina, Canada, Chile, Cote d'Ivoire, Democratic Republic of Congo, Dominican Republic, Mali, Papua New Guinea, Saudi Arabia, Tanzania, U.S., Zambia	$8,584	$9,717	$20,044	$35,610

Cameco Corporation (CCO)	Coal & Consumable Fuels	Canada, Kazakhstan, U.S.	$1,741	$1,434	$4,697	$5,432

Eldorado Gold Corp. (ELD)	Gold	Canada, Brazil, Greece, Turkey	$476	$618	$1,906	$1,263

First Quantum Minerals Ltd. (FM)	Copper	Australia, Finland, Mauritania, Panama, Spain, Turkey, Zambia	$3,305	$4,067	$7,196	$8,413

Gold Fields Limited (GFI)	Gold	Peru, Ghana, Australia, South Africa	$2,704	$2,967	$3,249	$4,085

IAMGOLD Corporation (IMG)	Gold	Canada, Burkina Faso, Mali, Suriname	$1,035	$1,065	$1,787	$2,102

Lundin Mining Co. (LUN)	Copper	Brazil, Chile, Portugal, Sweden, U.S.	$1,789	$1,893	$3,793	$4,895

Newcrest Mining Limited (NCM)	Gold	Australia, Canada, Papua New Guinea	$3,536	$3,742	$11,926	$15,832

Newmont Corporation (NEM)	Gold	Argentina, Australia, Canada, Dominican Republic, Ghana, Mexico, Suriname, Peru, U.S.	$7,434	$9,740	$18,694	$26,971

Teck Resources Limited (TECK/B)	Diversified Metals & Mining	Canada, Chile, Peru, U.S.	$8,273	$8,995	$11,036	$14,992

Yamana Gold Inc. (YRI)	Gold	Argentina, Brazil, Canada, Chile	$1,745	$1,612	$3,055	$3,621

1.
Source of revenue and market capitalization: Bloomberg, in US$.

2.
Scope of operations information was gathered from each company's corporate website.

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The compensation data gathered for the companies in the comparator group is referenced when determining a starting base salary for new members of the senior leadership team, when considering annual total compensation awards (base salary increases, short- and long-term incentives) for the SLT, as well as when reviewing other elements of the total compensation provided (e.g. pension and benefits), and market best practices. In addition, the human resources and compensation committee reviews compensation levels of companies in the S&P TSX 60 to understand the position of Kinross' compensation relative to the general Canadian market.

Each compensation element for each SLT member is reviewed against the 25th, 50th and 75th percentiles for comparable positions within the comparator group. The company targets total compensation in the median range of the comparator group, however other factors will influence the position of an executive's actual total compensation in any given year, including: the number of applicable comparator positions, internal equity, time in role, unique roles and responsibilities, and company and/or individual performance. Emphasis is placed on incentive or "at-risk" compensation so that total compensation reflects performance. Where an executive is new to the role or executive performance is below expectations, total compensation will be lower relative to the market; where executives achieve exceptional results, it will result in higher total compensation. However, in all cases the comparator data is used as a reference and guideline, and other factors are considered by the human resources and compensation committee in determining compensation for executives.

In addition, the company maintains a performance peer group, which is limited to the ten gold companies in the compensation comparator group. As these companies are subject to the same commodity cycle and price pressures, we believe they are the most relevant group for assessing performance. The human resources and compensation committee considers this peer group when assessing Kinross' relative total shareholder returns and relative performance on other metrics.

Compensation mix

To meet the objectives of the Kinross executive compensation program, Kinross has chosen to use a variety of forms of compensation, including base pay and "at-risk" compensation (short- and long-term incentives), as well as pension and other benefits. Kinross believes this mix will enable us to attract and retain a top calibre senior leadership team, align their interests with Kinross' long-term strategy and the interests of shareholders, and reinforce Kinross' strategic performance and execution of strategic objectives. The human resources and compensation committee has established a target pay mix (the proportion of total direct compensation which comes from each of base salary, short-, and long-term incentives) for the senior leadership team. The target mix is reviewed annually to ensure that it continues to be effective and adjustments are made from time to time as necessary. When annual compensation recommendations are prepared, actual mix is reviewed and adjustments to compensation may be made to better align proposed compensation to the target pay mix. For example, the committee intends that a minimum of 50% of total direct compensation be in the form of equity for the senior leadership team. For 2020, after the initial compensation recommendations were prepared and the mix reviewed, the decision was made to adjust Mr. Tomory and Mr. Gold's cash and equity compensation to achieve this target, as outlined in greater detail under "Using Discretion".

The mix in direct compensation achieved in 2020 for Kinross' CEO and the average mix for the other NEOs is set out below. Further details regarding each element of compensation can be found under "Components of Executive Compensation" starting on page 79.

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2020 Compensation mix – President and CEO[1,2]

Paul Rollinson	Actual (US$)

Base salary	1,166,319

Short-term incentive	2,145,555

Equity – RPSUs	1,966,759

Equity – RSUs	1,609,166

Total equity	3,575,925

Total "at-risk" compensation	5,721,480

2020 Average compensation mix – Other NEOs[1,2]

Other NEOs (excluding CEO)	Actual (US$)

Base salary	447,740

Short-term incentive	505,600

Equity – RPSUs	512,383

Equity – RSUs	425,408

Total equity	937,791

Total "at-risk" compensation	1,443,391

1.
Compensation in Canadian dollars was converted to U.S. dollars for purposes of these graphs using the exchange rate of CAD$1.00 = US$0.7854.

2.
In 2020, total "at-risk" compensation reflects annual compensation figures paid or granted only, and does not include any one-time cash- or equity-settled grants given within the calendar year.

3.
All senior leadership team members have at least 50% total equity. The average total equity for the other NEOs (excluding the CEO) who are SLT members is 51% of total direct compensation.

The mix of long-term incentive components is also reviewed annually. Kinross introduced restricted performance share units (RPSUs) as part of the 2008 annual compensation awards, with a weighting of 5% of total equity awards. The human resources and compensation committee increased the RPSU weighting on five occasions from 2008 to 2018, and RPSUs have made up 50% or more of the equity granted to the members of the senior leadership team since 2015 (2014 in the case of the CEO). Beginning in 2019, the committee removed options from the equity mix and further increased the weighting on RPSUs to 55% for the senior leadership team and 50% for other senior vice-presidents, to create better alignment with shareholder interests by putting a greater emphasis on performance-based equity. The weighting on restricted share units (RSUs) increased to 45% for the senior leadership team and 50% for other senior vice-presidents. There were no changes to the equity mix for the 2020 annual compensation awards.

In all other aspects, the human resources and compensation committee concluded that the company's compensation mix in 2020 met its stated objectives.

Share ownership

An important objective of Kinross' executive compensation plan is to align executive interests with Kinross' long-term strategy and the interests of shareholders. To accomplish this objective, we include long-term equity-based incentives (most of which are settled in common shares) as a significant portion of annual compensation, and require senior executives to hold equity through share ownership guidelines.

Kinross implemented a share ownership policy for its senior leadership team (SLT) in December 2006, and then reviewed and updated it to increase the share ownership requirements in February 2008, and to include a portion of an executive's RPSUs in the calculation in 2012. In 2018, the policy was expanded to include other senior vice-presidents, and in 2019 it was further expanded to include members of the leadership advisory team (LAT). No change to the policy is currently planned in 2021; however, Kinross will be

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completing its annual review of its programs later this year to ensure alignment with market best practices, its long-term strategy, and the interests of shareholders.

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Under this policy, NEOs and certain other senior executives are required to hold a minimum value in common shares, equity-settled restricted share units, and/or RPSUs (but not options or cash-settled restricted share units), determined as a multiple of his or her average year-end base salary for the most recent three years (average salary). The value held is determined as the greater of book value or market value of the common shares and/or equity-settled restricted share units (including 80% of RPSUs) held by the executive. Senior executives must meet this requirement within three years of being hired or promoted to a level with a higher share ownership requirement, or the date they become subject to these requirements.

Kinross prohibits the senior leadership team, executives, employees, and directors from hedging personal holdings against a decrease in the price of our common shares.

While the company has not implemented a holding policy, as a practice, Kinross executives generally hold most of the shares they receive, both before and after meeting the share ownership requirements. The following table shows the status of each NEO's holdings relative to the share ownership requirements on December 31, 2020. All of Kinross' NEOs have exceeded their requirements.

Name	Eligible share holdings [1,2,3]						2020 share ownership

	Value of RSUs (US$)	Value of RPSUs (US$)	Value of common shares (US$)	Value of total (US$)	Required multiple of average salary	Required value [4] (US$)	Holdings multiple of average salary	Multiple of requirement met	Deadline to meet requirement [5]

	# of RSUs	# of RPSUs	# of common shares	# of total

J. Paul Rollinson	$2,313,712	$7,085,838	$17,173,826	$26,573,376	5x	$5,720,328	23.2x	4.6	n/a
	315,407	965,948	2,341,151	3,622,506					(Met deadline	)

Andrea S. Freeborough	$510,270	$684,095	$1,170,554	$2,364,919	3x	$1,075,853	6.6x	2.2	May 1, 2022
	69,560	93,256	159,571	322,387

Geoffrey P. Gold	$918,022	$2,805,879	$6,249,013	$9,972,914	3x	$1,798,565	16.6x	5.5	n/a
	125,146	382,500	851,871	1,359,517					(Met deadline	)

Paul B. Tomory	$571,306	$1,732,294	$631,811	$2,935,411	3x	$1,358,742	6.5x	2.2	n/a
	77,881	236,148	86,129	400,158					(Met deadline	)

Claude J.S. Schimper	$860,302	$521,944	$112,191	$1,494,437	2x	$522,964	5.7x	2.9	April 1, 2021
	117,277	71,152	15,294	203,723

1.
Common shares and equity-settled RSUs (including 80% of RPSUs), but not options or cash-settled RSUs.

2.
The value held is determined as the greater of book value or market value. Book value was calculated using the share price at time of purchase, or the price at time of vesting in the case of vested RSUs/RPSUs, or the grant value for unvested RSUs/RPSUs.

3.
Values are in Canadian dollars and were converted to U.S. dollars for purposes of this table using the exchange rate of CAD$1.00 = US$0.7854.

4.
Based on the average year-end base salary for the years 2018, 2019 and 2020. Average year-end salary is in Canadian dollars and was converted to U.S. dollars using the exchange rate of CAD$1.00 = US$0.7854, with the exception of Mr. Schimper's salary which is in U.S. dollars.

5.
Ms. Freeborough was promoted to Senior Vice-President and Chief Financial Officer on May 1, 2019 and has three years from her promotion date to meet her share ownership requirements. Mr. Schimper has three years to meet his share ownership requirements from April 1, 2018, the date the policy was expanded to include certain other senior executives. Both NEOs have already met their requirements.

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Using the market value of a common share on the TSX on December 31, 2020 of CAD$9.34 to value his holdings, the aggregate value of Mr. Rollinson's total eligible share holdings was:

	Eligible share holdings [1,2] – Market Value

Name	Value of common shares (US$)	Value of RSUs (US$)	Value of common shares + RSUs (US$)	Value of RPSUs (US$)	Value of total (US$)	Holdings multiple of average salary

J. Paul Rollinson	$17,173,826	$2,313,712	$19,487,538	$7,085,838	$26,573,376	23.2x

1.
Common shares and equity-settled RSUs (including 80% of RPSUs), but not options or cash-settled RSUs.

2.
Values are in Canadian dollars and were converted to U.S. dollars for purposes of this table using the exchange rate of CAD$1.00 = US$0.7854.

How we pay for performance

A substantial portion of the NEO's compensation is at risk and linked to the company's performance:

•
short-term incentive payments are determined based on annual company performance,

•
RPSUs vest based on company performance over a three-year period, and

•
the realized value from equity incentives reflects share price performance over time.

Kinross' annual operating performance objectives are laid out in its Four Point Plan, with certain strategic measures aligned to the Four Point Plan being used to measure company performance for the senior leadership team (the SLT measures). Each year, the board considers the key priorities and approves the specific performance measures and associated metrics for the year for the SLT measures, which are linked to the company's core purpose of leading the world in generating value through responsible mining, and are aligned to the long-term strategy, as further discussed under "Assessing 2020 company performance" on page 80. From the company Four Point Plan, more detailed tactics and objectives are cascaded to create site Four Point Plans, which in turn form the foundation of department and individual objectives.

At the end of the year, company performance is assessed based on the company Four Point Plan and SLT measures, site performance is assessed based on the site Four Point Plan, and individual performance is assessed based on related individual objectives. Site and company Four Point Plan multipliers are determined based on an assessment of performance relative to targets established at the start of the year, and are used in determining short-term incentive payouts for all participating employees across the company. In addition, company performance is reviewed relative to competitor companies and a company performance multiplier is determined for the SLT measures. Individual performance is assessed and an individual multiplier is determined for short-term incentive purposes. Finally, a multiplier is determined for long-term incentives based on individual and company performance, as well as the overall pool for equity awards approved by the human resources and compensation committee. These decisions drive the calculation for the initial compensation recommendations for the senior leadership team, including the CEO, as outlined below.

After reviewing the initial compensation recommendations, the CEO and the human resources and compensation committee may make adjustments to the recommendations for senior leadership team members based on pay mix, market positioning, internal equity, retention and shareholder returns, as well as extraordinary circumstances.

For executives who are not members of the senior leadership team, the calculations are more formulaic and determined based on the multipliers outlined above.

For more information on the performance measures established for the company and each individual, as well as actual performance relative to these targets which was considered in establishing individual and company multipliers, see "2020 SLT and Four Point Plan measures" on page 83, and "Individual performance – Named executive officers", starting on page 97.

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Using discretion

Kinross seeks to foster a culture that encourages an objective assessment of performance and the exercise of appropriate discretion to adjust compensation to reflect unsatisfactory or exceptional performance. While the emphasis is on actual and relative performance, as well as competitive market data, the CEO and the human resources and compensation committee may also exercise discretion to reflect extraordinary events and prevailing circumstances and market conditions.

In respect of compensation outcomes for 2020, the human resources and compensation committee applied its judgement in the assessment of company and individual performance, and felt that the compensation outcomes resulting from the application of the compensation programs and formulae were generally appropriate. However, the committee did exercise its discretion in three ways:

1.
In the case of Mr. Tomory and Mr. Gold, the CEO recommended and the committee approved an adjustment to reduce their short-term incentive by CAD$50,000 for Mr. Tomory and CAD$135,000 for Mr. Gold, and increase their long-term incentive by the same amount to achieve a better balance between cash and equity, and meet our target of delivering at least 50% of compensation in the form of equity.

2.
In recognition of the mine site fatality, the committee elected to exercise its discretion to reduce the individual performance ratings for the President and CEO and the Executive Vice-President and Chief Technical Officer. This is in addition to the 5% deduction for the fatality which was automatically applied to the company performance rating.

3.
While the company met its targets for production, costs and capital for the ninth consecutive year, the committee assessed the Delivering against guidance metric of the SLT measures in the context of COVID-19, and applied judgement in its evaluation in order to recognize the extraordinary circumstances under which those original targets were achieved. The targets were established before the pandemic became a global crisis and were based on the expected outcomes at that time. Despite facing unprecedented challenges, the executive team remained focused on those original goals and successfully achieved them while maintaining business continuity and keeping employees safe. In this context, the committee was of the view that the company outperformed on this metric, and in order to recognize this remarkable achievement and the extraordinary effort and strong leadership required to accomplish it, the committee applied judgement in its assessment through an upward adjustment of the score, increasing it to 140%.

The human resources and compensation committee did not exercise any other discretion to change the compensation outcomes.

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Compensation approval process

The executive compensation process depends on assessing company and individual performance. The annual cycle to measure performance, then determine and approve executive compensation, is as follows:

The CEO evaluates his direct reports based on their performance against individual objectives and their contribution to overall company performance. Based on that assessment, he makes a recommendation for approval to the human resources and compensation committee regarding their individual short-term incentive component. The CEO and human resources and compensation committee may also exercise discretion when making incentive compensation decisions, as outlined under "Using discretion" on page 77.

For executives in roles below the senior leadership team, the process is generally similar, with their leaders making recommendations which are reviewed and approved by the senior leadership team.

Details of the compensation granted to the NEOs are reported in the "Key summary tables" starting on page 106.

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COMPONENTS OF EXECUTIVE COMPENSATION

The table below summarizes the components of our 2020 compensation plans applicable to all NEOs. More information about the individual components and mix can be found under "Description of compensation program components" on pages 117 to 126.

Component	Form	Period	How we determine the award

Base salary	Cash (page 117)	One year	Based on role, market comparators, internal equity, individual experience, and performance.

Short-term Incentive	Cash (page 118)	One year	Target award is established based on market comparators and internal equity. Actual awards are based on company and individual performance, and consider overall pay mix guidelines.

Long-term incentive (pages 119-124)	Restricted share units (RSUs) (page 120)	Three years; vest in thirds over three years	Target grant value based on market comparators and internal equity.

Actual grant value may be above or below target based primarily on company and individual performance.

The human resources and compensation committee determines the mix of equity to be granted to NEOs for each calendar year. For the 2020 grant (granted in February 2021), RSUs made up 45% of the SLT's annual long-term incentive award (one-third cash-settled and two-thirds equity settled), and 50% for other SVPs (100% equity settled).

Restricted performance share units (RPSUs) (pages 122)	Three years; vest at end of three years, based on performance relative to targets	Target grant value based on market comparators and internal equity.

Actual grant value may be above or below target grant value based primarily on company and individual performance.

The final number of shares vested is based on company performance relative to performance measures. For the 2020 grant, these measures were: relative total shareholder return; production; and all-in sustaining cost per gold equivalent ounce sold [1].

For the 2020 grant, RPSUs made up 55% of the SLT's annual long-term incentive award, and 50% for other SVPs. RPSUs are 100% equity-settled.

Options (page 123)	Seven year term; vest in thirds over three years	Target grant value based on market comparators and internal equity.

Actual grant value may be above or below target based primarily on company and individual performance.

Options were eliminated from the equity mix in 2019 and were not included in the 2020 grant.

Employee benefits and perquisites	Benefits and perquisites (page 124)	Ongoing	Based on market comparators.

Includes life, accidental death & dismemberment, critical illness and disability insurance, health & dental coverage, benefit reimbursement plan, security services, benefits for expatriate employees (premiums, travel and tax benefits), and other benefits.

	Employee share purchase plan (page 125)	Continuous based on eligibility requirements	Employees, including NEOs, may contribute up to 10% of their base salary. 50% of the participant's contribution is matched by the company on a quarterly basis and total contributions are used to purchase company shares.

Retirement plans	Executive retirement allowance plan (ERAP) and other employee retirement plans (page 126)	Ongoing	Based on market comparators. 15% or 18% of base salary and target bonus for the senior leadership team and up to 10% of base salary for other NEOs.

1.
All-in sustaining cost per gold equivalent ounce sold is a non-GAAP measure and may not be comparable to measures used by other companies. Management uses this measure internally and believes that it provides a better understanding of the cost of sustaining gold production. For further details see Section 11. Supplemental Information of Kinross' Management's Discussion and Analysis for the year ended December 31, 2020.

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2020 RESULTS

Assessing company performance

Determining appropriate metrics to measure company performance in the short-term and long-term is a critical first step in achieving the objectives of our compensation programs. These performance measures:

•
help align executive interests with Kinross' long-term strategy and the interests of shareholders,

•
reinforce Kinross' operating performance and execution of strategic objectives, and

•
support pay for performance alignment in a way that is transparent and understood by all stakeholders.

This requires that we thoughtfully establish measures which reflect the key decisions executives make to deliver long-term value and measure items within the control of our executives. Gold mining is a capital intensive business with long business cycles, therefore decisions made by executives in one year may impact future years. While our short-term incentive plan rewards executives based on performance in that year, the heavier weighting on the long-term incentives is intended to encourage executives to focus on making decisions that are in the long-term best interests of the company. Longer term company performance is measured through our restricted performance share units, and through the share price as reflected in the realized value of the equity executives receive.

The following is an overview of the measures in our short- and long-term incentive plans:

1.
Free cash flow is a non-GAAP measure and may not be comparable to measures used by other companies. For further details see Section 11. Supplemental Information of Kinross' Management's Discussion and Analysis for the year ended December 31, 2020. Free cash flow per share is also a non-GAAP measure and, for the purpose of measuring short-term incentive performance, is calculated as free cash flow divided by the number of common shares outstanding at the beginning of the period.

2.
All-in sustaining cost per gold equivalent ounce sold is a non-GAAP measure and may not be comparable to measures used by other companies. Management uses this measure internally and believes that it provides a better understanding of the cost of sustaining gold production. For further details, see Section 11. Supplemental Information of Kinross' Management's Discussion and Analysis for the year ended December 31, 2020.

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TSR and executive compensation

One of the principles of our executive compensation program is to align executive interests with Kinross' long-term strategy and those of shareholders. We accomplish this in a number of ways:

Measuring company performance in our short-term incentive plan

The following summarizes our approach to establishing measures under our short-term incentive plan:

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Our employees are measured against the Four Point Plan and, as shown above, our senior leadership team members are measured against certain key metrics which are aligned to the Four Point Plan, but are intended to reflect the critical role of these executives in directing and making strategic decisions for the company aligned to the long-term interests of shareholders without undue risk-taking. In developing these metrics, we first identified the key elements of our strategy – the key areas the executives must manage each year – and then determined an appropriate metric(s) to measure company success in each area. These strategic areas and the metrics identified to measure each are shown below:

Key strategic area	Rationale	Metric

Corporate responsibility

How the company acts with regard to health & safety, environment, social & governance (ESG) matters determines our 'license to operate', and thus could significantly impact our operations. This metric reinforces our responsibility to our employees and communities regarding safety and sustainability, and the requirement for senior leadership to set the tone for the organization.

Corporate responsibility performance metric: incorporates leading and lagging measures for health and safety, environment, and community relations, each of which determines about one third of the total metric. In the case of a fatality, there is an automatic 5% deduction from the total company score.

Operational and financial performance

Annual operational performance determines financial success over the short- and long-term. Rather than measuring financial outcomes that are largely determined by gold price, the focus is on the two key drivers within the company's control that determine revenue and cash flow, namely production and cost.

Delivering against guidance: measures how well we deliver on our commitments to the market against the key publicly reported operational and financial metrics: production, all-in sustaining cost[1], and capital.

Total cost: supports a continued focus on managing our costs, which is critical to maintaining profitable operations in a volatile gold price environment.

Balance sheet

A strong balance sheet is critical to enable us to proactively manage our business and invest in both organic and inorganic growth projects. A strong balance sheet allows us to withstand industry cycle volatility.

Free cash flow per share[2]: measures our ability to manage costs, judiciously allocate capital, increase margins and maintain a strong liquidity position.

Shareholder returns

Inclusion of shareholder returns is intended to reinforce alignment with shareholders in the cash compensation that executives receive. The use of a relative measure helps mitigate against gold price volatility.

Relative total shareholder returns: measured over a one-year period, compared to our performance peer group.

Building for the future

A key responsibility of management is making capital allocation decisions for the long term benefit of the company and shareholders. This metric is intended to assess the outcome of those capital allocation decisions, other strategic decisions, and to capture other items which affect the value of our assets and the company.

Deliver targeted strategic accomplishments: an assessment of performance on delivery on capital investments and key initiatives that are critical for advancing the company's organic growth agenda, reducing costs and continuing to position the company well for the future. May include increasing reserves, mine life extensions, M&A, etc.

1.
All-in sustaining cost is a non-GAAP measure and may not be comparable to measures used by other companies. Management uses this measure internally and believes that it provides a better understanding of the cost of sustaining gold production. For further details, see Section 11. Supplemental Information of Kinross' Management's Discussion and Analysis for the year ended December 31, 2020.

2.
Free cash flow is a non-GAAP measure and may not be comparable to measures used by other companies. For further details see Section 11. Supplemental Information of Kinross' Management's Discussion and Analysis for the year ended December 31, 2020. Free cash flow per share is also a non-GAAP measure and, for the purpose of measuring short-term incentive performance, is calculated as free cash flow divided by the number of common shares outstanding at the beginning of the period.

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It is expected that the strategic areas considered in the measures will remain relatively constant from year to year (subject to a significant change in strategy); however, the metrics used to measure them may vary, and are aligned to the priorities and deliverables for each calendar year. For example, the metric for "Building for the future" is adjusted each year to align to the critical priorities in that year relating to delivering capital projects, achieving value from past investments / acquisitions, exploration, and other similar matters.

In addition to assessing company performance against these objectives, the board also considers the company's performance relative to our gold mining competitors. The assessment of company performance is not solely a formulaic process and judgement is exercised in determining the final multiplier.

2020 SLT and Four Point Plan measures

In early 2020 management and the human resources and compensation committee agreed to several priorities for the year:

–
Continue to drive best in class safety and corporate responsibility

•
Deliver operational excellence to drive revenue and cash flow and to maintain profitable operations

•
Meet or exceed public guidance

•
Focus on financial discipline and managing costs

–
Maintain financial strength and flexibility to enable investment in growth projects

•
Deliver and sustain positive cash flow

•
Maintain a strong balance sheet, ensuring financial flexibility and liquidity

–
Focus on future value through growth in reserves, mine life extensions, increasing the value of assets and advancing/delivering projects

•
Deliver Fort Knox Gilmore and advance Tasiast 24k, Udinsk and our Chile projects

•
Continue to look for future production through organic and inorganic opportunities

•
Continue to focus on improving and maintaining positive government relations

The SLT measures noted above were appropriate to measure these priorities, with the actions related to "focus on future value" incorporated in the Targeted Strategic Accomplishments. Performance on each measure, and for the final company multiplier, can range from 0% to 150% (200% for the CEO), and the company multiplier determines 60% of the short-term incentive payment for senior leadership team members.

The following are the targets established for each of the SLT measures for 2020, along with performance results achieved, and the rating approved for that measure. Assessment of performance on each measure requires judgement and does not reflect a formulaic determination. For example, the committee applied judgement in the assessment of the guidance metric, in light of the COVID-19 pandemic, as described below and under Using discretion on page 77.

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Measure	Weighting	Target	Actual performance	Rating

Corporate responsibility performance metric	20%	Points out of 100: Threshold: 80 points Target: 88 points Maximum: 97 points	88 points	100%

Delivering against guidance	15%
Performance against initial guidance on production (2.4M +/-5%), all-in sustaining cost [1] or AISC ($970 per ounce +/-5%), and capital ($900M):
Threshold: both production and AISC marginally miss guidance; capital over guidance
Target: both production and AISC are within guidance; capital in line with or under guidance
		Maximum: strongly beat guidance on both production and AISC; capital in line with or under guidance	Met guidance on production; within guidance range on AISC [1] and capital (assessed in the context of COVID-19 as described below 3).	140% [3]

Total cost	15%	Effectively managing costs (production cost before allocations, other operating cost and overhead): Threshold: 4% over budget Target: on budget on total cost with expected other operating costs of approximately $100M and expected overhead of approximately $150M Maximum: 4% under budget	On budget on total cost, with higher than expected other operating costs of $186.5M, as a result of COVID-19, largely offset by lower production costs, and lower overhead costs of $145.9M	105%

Free cash flow per share [2]	10%	Free cash flow per share [2]: Threshold: 28 cents per share below target Target: On budget Maximum: 42 cents per share above target Targets were differentiated for different gold price ranges to account for the volatility in gold price	Free cash flow per share [2] of approximately 83 cents, significantly exceeding the maximum target	150%

Relative total shareholder returns (TSR)	10%	Relative ranking vs. performance peer group of 10 gold companies: Threshold: 25th percentile (9th rank) Target: Above median (5th rank) Maximum: 1st rank; positive absolute TSR TSR was measured from December 31, 2019 to December 31, 2020, using the trailing 20-day volume weighted average share price at the start and end of the performance period	2nd rank	138%

Deliver targeted strategic accomplishments	30%
An assessment of performance against nine weighted key initiatives including: optimization at Tasiast, Bald Mountain and Paracatu; government relations in Mauritania; advancement of Udinsk and Chile projects; Fort Knox optimization and projects; ESG initiatives; and increasing reserves and mine life in Russia. In addition, bonus/penalty points could be assessed in four areas: M&A transaction; stakeholder engagement; people and organization; material change in value of asset. The total points were then calculated against the following:
Threshold: 25% of maximum points
Target: 50% of maximum points
		Maximum: >85% of maximum points	Achieved 69% of available points: • Maximum performance on Chile projects and Russia reserves and mine life; above target performance on Fort Knox and ESG initiatives; on target performance on Mauritania government relations, Udinsk, and Paracatu optimization; some points not achieved largely due to the impact of COVID-19 related challenges at certain sites • Bonus points to recognize Manh Choh (formerly known as 'Peak') acquisition, COVID-19 response, reinstatement of dividend and delivery of a long-term stable production outlook	130%

Total	100%	After 5% deduction applied to recognize the mine site fatality		120%

1.
All-in sustaining cost per gold equivalent ounce sold is a non-GAAP measure and may not be comparable to measures used by other companies. Management uses this measure internally and believes that it provides a better understanding of the cost of sustaining gold production. For further details, see Section 11. Supplemental Information of Kinross' Management's Discussion and Analysis for the year ended December 31, 2020.

2.
Free cash flow is a non-GAAP measure and may not be comparable to measures used by other companies. For further details see Section 11. Supplemental Information of Kinross' Management's Discussion and Analysis for the year ended December 31, 2020. Free cash flow per share is also a non-GAAP measure and, for the purpose of measuring short-term incentive performance, is calculated as free cash flow divided by the number of common shares outstanding at the beginning of the period.

3.
The company met its public guidance targets for production, costs and capital, however, the committee applied judgement in its assessment of the guidance metric in order to recognize the extraordinary circumstances under which those original targets were achieved. The targets were established before the pandemic became a global crisis and were based on the expected outcomes at that time. Despite facing unprecedented challenges, the executive team remained focused on those original goals and successfully achieved them while maintaining business continuity and keeping employees safe. In order to recognize this remarkable achievement, the committee felt that it was more appropriate to assess this metric in the context of the pandemic using judgement rather than a purely formulaic approach as would typically be done under normal circumstances. In this context, the company outperformed on this metric and the committee applied an upwards adjustment to the score, increasing it to 140%.

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In establishing the 2020 performance targets against the above measures, the human resources and compensation committee considered prior year targets and actual performance as well as expected 2020 performance and challenges, as described below. As noted above the targets were established before the pandemic became a global crisis, were based on the expected outcomes at that time, and were not adjusted in light of the pandemic.

•
Corporate responsibility performance metric: the 2020 target was set in line with the 2019 target and above the 2019 actual result. This recognized that the company has already achieved a very high level of performance and that we want to incent maintaining or exceeding such a level, while recognizing that this, in itself, is a significant accomplishment.

•
Delivering against guidance: 2020 production guidance was slightly below 2019 guidance and actual results, primarily due to Maricunga transitioning to care and maintenance, and expected lower production at Paracatu following its record year in 2019, partially offset by expected production increases at Tasiast and Fort Knox. All-in sustaining cost guidance was below 2019 targets and actual results, mainly due to expected lower cost of sales per ounce sold and capital expenditures for 2020.

•
Total cost: the 2020 range was similar to that in 2019, with the target aligned to the 2020 budget.

•
Free cash flow per share 1: this was a new measure for 2020 with targets aligned to the 2020 budget and differentiated for different gold price ranges.

•
Relative TSR: the 2020 target was set above the median of the performance group (5th rank), above the 2019 target and actual result of 6th rank.

•
Deliver targeted strategic accomplishments: as the projects / initiatives and the associated metrics included in this category vary substantially from year to year, the targeted number of points to be achieved may also vary. For 2020, the number of points required as a percentage of maximum points was the same as that established in 2019.

As outlined above, the company had an excellent year:

Environmental, Social and Governance

•
Successfully managed the risks associated with the COVID-19 pandemic by implementing rigorous safety measures across our global portfolio and provided approximately $6 million towards host community efforts to combat COVID-19.

•
Ranked in the top quartile of our peer group in ESG, as measured by Sustainalytics, MSCI, ISS, Vigeo, Refinitiv and S&P's Corporate Sustainability Index.

•
Received top ranking in World Wildlife Fund (WWF) Russia's environmental transparency rating of mining and metals companies. Successfully reclaimed the True North mine in Alaska and received public endorsement by the Alaska Department of Natural Resources.

•
Delivered low Total Reportable Injury Frequency Rates in line with three-year averages, with safety rates among the lowest in the industry. This was overshadowed by the first mine site fatality at Kinross since 2017.

•
Recognized as the highest ranking Canadian mining company in The Globe and Mail's annual corporate governance survey.

•
Conducted approximately 105,000 stakeholder interactions and continued to provide significant economic benefits through taxes, support of local suppliers and employment, with more than 98% of our employees from our host countries.

•
Advanced our inclusion and diversity goals with 33% female representation on the board, and a commitment to Canada's BlackNorth Initiative and its anti-racism pledge.

Operational and Financial Performance

•
Maintained operations throughout 2020 and delivered on original, pre-pandemic production, cost and capital expenditures guidance despite the impact of COVID-19 across the global portfolio.

•
Our three largest producing mines – Paracatu, Kupol and Tasiast – represented 62% of production and were the lowest cost mines in the portfolio for the second consecutive year; Tasiast delivered record production and costs in 2020 for the second consecutive year.

1.
Free cash flow is a non-GAAP measure and may not be comparable to measures used by other companies. For further details see Section 11. Supplemental Information of Kinross' Management's Discussion and Analysis for the year ended December 31, 2020. Free cash flow per share is also a non-GAAP measure and, for the purpose of measuring short-term incentive performance, is calculated as free cash flow divided by the number of common shares outstanding at the beginning of the period.

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•
Generated record free cash flow 1 of over $1 billion; maintained a strong balance sheet with cash and cash equivalents of approximately $1.2 billion and total liquidity of $2.8 billion at December 31, 2020.

•
Increased margins at a higher rate than the rise in the price of gold.

•
Credit rating upgraded to investment grade by Moody's Investor Service, aligning with S&P Global Ratings and Fitch Ratings.

Future Value

•
Provided three-year guidance, outlining expected production growth of 20% to 2.9 million gold equivalent ounces in 2023 and communicated a longer term view with average production of 2.5 million gold equivalent ounces to 2029.

•
Advanced our projects in all regions including Tasiast 24k, La Coipa, Udinsk and Lobo-Marte, and completed construction at the Fort Knox Gilmore project on time and under budget.

•
Added to our portfolio with bolt-on, synergistic acquisitions in Alaska and Russia.

•
Reached an agreement in principle with the Government of Mauritania, which enhanced our partnership and positions Tasiast for long-term success.

•
Through exploration and mine optimization programs, added a net 5.7 million gold ounces to our mineral reserve estimates in 2020, a 23% year-over-year increase, to 30.0 million gold equivalent ounces. Extended mine lives at Kupol and Paracatu by one year to 2025 and 2032, respectively, and extended mine life at Chirano by three years to 2025, with further opportunities for additional mine life extensions.

•
Delivered strong total shareholder returns of 56% in 2020, ranking 2nd among peers.

The human resources and compensation committee thus assigned the ratings against the performance measures as shown above to reflect this performance. Overall, the committee felt that a company multiplier of 120% appropriately reflected the year.

Prior year performance assessments were as follows:

Year	Company performance multiplier

2013	110%

2014	95%

2015	100%

2016	107%

2017	118%

2018	97%

2019	109%

2020	120%

Company performance for employees under the global compensation program is measured against the Four Point Plan. The weighting on company performance varies by level across the organization, and the multiplier can range from 0 – 150%. Employees are assessed on ESG metrics (health and safety, environment, community relations and people), financial and operational performance, building future value (through exploration, delivery of capital projects and building future cash flow), continuous improvement and innovation. The rating on the Four Point Plan objectives was 120% for 2020.

Employees under the global compensation program are also assessed against site specific objectives. The weighting varies by level across the organization, and the multiplier can range from 0 – 150%.

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2021 SLT measures

The following SLT measures and targets have been established for 2021.

Measure	Weighting	Target

Corporate responsibility performance metric	20%	In line with 2020 target

Delivering against guidance	15%	Aligned with annual guidance on production, all-in sustaining cost [1] and capital expenditures

Total cost	15%	Aligned with total cost budget (production cost before allocations, other operating costs and overhead)

Free cash flow per share [2]	10%	Aligned with free cash flow [2] budget with targets differentiated for different gold price ranges

Relative total shareholder returns (TSR)	10%	Above median rank relative to the performance peer group

Deliver targeted strategic accomplishments	30%	Points required as a percentage of maximum points is in line with 2020 target and is based on an assessment of key initiatives focusing on the advancement and delivery of capital projects, mine life extension, increasing resources and reserves, exploration, cost optimization, and diversity and succession

1.
All-in sustaining cost is a non-GAAP measure and may not be comparable to measures used by other companies. Management uses this measure internally and believes that it provides a better understanding of the cost of sustaining gold production. For further details, see Section 11. Supplemental Information of Kinross' Management's Discussion and Analysis for the year ended December 31, 2020.

2.
Free cash flow is a non-GAAP measure and may not be comparable to measures used by other companies. For further details see Section 11. Supplemental Information of Kinross' Management's Discussion and Analysis for the year ended December 31, 2020. Free cash flow per share is also a non-GAAP measure and, for the purpose of measuring short-term incentive performance, is calculated as free cash flow divided by the number of common shares outstanding at the beginning of the period.

Measuring company performance in our long-term incentive plan

RPSU performance measures

Setting the RPSU performance measures is an important cornerstone in achieving the objectives of the long-term incentive program. Every year the human resources and compensation committee reviews the RPSU measures and associated weightings to ensure they continue to be aligned with our strategy and key performance drivers for the coming three years. They also review current best practices and consider shareholder feedback before approving the measures for a new grant.

Based on the four "Principles for Building Value" in the Kinross Way Forward, our focus is to select incentive measures which are aligned to long-term TSR performance and thus with shareholder interests. The RPSU measures used for the grants which vested in, were included in or were with respect to 2020 (grants made in 2017 through 2021) and the rationale for each is as follows:

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Relative TSR (50% weighting)

As a direct link to the interests of shareholders, we assess relative TSR performance over three calendar years. We compare Kinross' performance to that of the companies in our performance peer group, made up solely of gold companies who face the same commodity cycle and are similar in size and complexity.

While both our RPSU and short-term incentive plans include relative TSR, the TSR measure in the RPSU plan is a longer-term measure covering three full calendar years, while that included in the short-term incentive plan is a one-year measure.

Production (25% weighting) and All-in Sustaining Cost 1 (25% weighting)

We recognize that TSR represents shareholder value over time, but TSR alone has limited ability to incent behaviour as it is often affected by factors outside an executive's control. In a volatile commodity business, cash flow is an important performance metric, but is largely driven by gold price (a factor outside management's control). However, two key inputs to cash flow that lie within management's control are production and all-in sustaining cost 1. Therefore 50% of the outcome on our RPSUs is determined based on these key operational metrics.

From 2012 to 2019, the targets for production and cost have been set on an annual basis and linked to our public guidance. Performance relative to target was assessed each year and a vesting percent determined for that year. The vesting percentages for the three years were then averaged to determine the total vesting percent for that measure. Over the last number of years, we have reviewed and assessed possible alternative measures, and in response to shareholder feedback and to further align executive interests with Kinross' long-term strategy, in 2020 we moved from setting annual targets for production and cost to setting three-year targets for these measures. We believe the shift to measuring longer-term performance in our RPSU plan thereby encourages longer-term thinking, while maintaining the focus on our two critical business drivers, and will reinforce sustainable performance and the creation of shareholder value over the long-term.

1.
All-in sustaining cost is a non-GAAP measure and may not be comparable to measures used by other companies. Management uses this measure internally and believes that it provides a better understanding of the cost of sustaining gold production. For further details see Section 11. Supplemental Information of Kinross' Management's Discussion and Analysis for the year ended December 31, 2020.

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2020 RPSU performance goals

The number of RPSUs that vest is based on company performance relative to the targets established for each measure. If the threshold level of performance is not achieved, no RPSUs will vest for that component. The threshold for the three-year cost and production targets is established at 50% vesting level. The RPSUs included in 2020 compensation and granted in February 2021 will vest in February 2024 based on the schedule below:

Performance over	Details	Percent of units that will vest

three-year vesting period		Maximum 150% [1]	Target 100%	Threshold 0%

Relative total shareholder return (RTSR) ranking	Total Shareholder Return performance over the three calendar years ranked against the performance peer group, as follows: Agnico-Eagle; AngloGold Ashanti; B2Gold; Barrick; Eldorado; Gold Fields; IAMGOLD; Newcrest; Newmont; Yamana; S&P TSX Gold Index. Performance of each peer company is assessed on the applicable U.S. stock exchange. The TSR for each company (including Kinross) and the index will be calculated for the three-year period, and Kinross' ranking within that group is determined (i.e. 1st, 2nd, etc.). The human resources and compensation committee has discretion to adjust the RTSR measure in the event of a material change in the companies included in the peer group during the three-year time frame.	1st to 2nd rank and positive absolute TSR	5th or 6th rank	11th rank

Production	Target is to meet the three-year total production guidance for attributable gold equivalent ounces. Actual production may vary from the figure publicly disclosed as part of Kinross' annual reporting as a result of: adjustments to offset the impacts of positive or negative changes to material assumptions (i.e. gold to silver production ratio); and adjustments to reflect certain material operational and business changes that were unplanned at the time that the RPSU target was set. The HRCC can make other discretionary adjustments relating to extraordinary events.	+6%, and still within target range on All-in sustaining cost [2]	Three-year total production guidance for attributable gold equivalent ounces	-9%

All-in sustaining cost (AISC) per gold equivalent ounce sold [2]	Target is to meet the expected three-year weighted average attributable all-in sustaining cost per gold equivalent ounce sold established through Kinross' strategic business planning process (SBP). Actual all-in sustaining cost may vary from the figure publicly disclosed as part of Kinross' annual reporting as a result of: adjustments to offset the impacts of positive or negative changes to material assumptions (i.e. foreign exchange rates, oil price etc.); and adjustments to reflect certain material operational and business changes that were unplanned at the time that the RPSU target was set. The HRCC can make other discretionary adjustments relating to extraordinary events.	-10%	Expected three-year weighted average AISC range as determined by the 2020 SBP	+10%

1.
Up to 200% based on the human resources and compensation committee discretion to recognize outstanding performance.

2.
All-in sustaining cost per gold equivalent ounce sold is a non-GAAP measure and may not be comparable to measures used by other companies. Management uses this measure internally and believes that it provides a better understanding of the cost of sustaining gold production. For further details see Section 11. Supplemental Information of Kinross' Management's Discussion and Analysis for the year ended December 31, 2020.

The three-year production target for the 2020 grant is aligned to Kinross' three-year public guidance for 2021 to 2023 and is in line with our expectation that production in 2021 will be consistent with 2020, and will increase in 2022 and 2023. The target for the 2020 grant is higher than the target set last year for the 2019 grant.

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The three-year all-in sustaining cost 1 target for the 2020 grant was determined following a review of risks and opportunities in our portfolio and considers our expectation that cost of sales will increase in 2021, and then decrease in 2022, returning to levels that are largely in line with 2020.

The human resources and compensation committee has discretion to adjust performance measures in the event of extraordinary circumstances, and retains the right to modify the performance measures for future grants.

RPSUs vested in 2021

The RPSUs granted in 2018 with respect to 2017 (and included in 2017 compensation) vested in February 2021. The vesting level was just below target at 98%.

To date, ten grants of RPSUs have vested, with vesting levels ranging from 37% to 118%. The RTSR measure has been the most significant factor influencing that vesting level. All of our performance measures will vest at zero if the performance does not meet the threshold. For RPSUs that vested from 2012 through 2016, the company did not meet the threshold on the RTSR measure and the RTSR portion vested at zero. The RTSR portion vested at 50% for the RPSUs that vested in 2017. Over the last number of years, we have significantly improved our three-year TSR rank relative to our performance peer group, contributing to the higher vesting levels seen in recent years.

The following table shows the vesting levels achieved on prior grants of RPSUs which vested from 2012 through 2021:

Compensation year	Year vested	Vesting %

2008	2012	37%

2009	2013	45%

2010	2014	58%

2011	2015	70%

2012	2016	67%

2013	2017	82%

2014	2018	118%

2015	2019	113%

2016	2020	115%

2017	2021	98%

To determine the vesting percent for RPSUs shown above, we completed the following calculation:

1.
Assessed performance and vesting percent for each performance measure:

a.
Relative TSR: As this is a three-year measure, performance is assessed once at the end of the three years. Actual performance is compared to our vesting schedule and the vesting percent is thus established for this metric.

b.
Production and All-in Sustaining Cost per gold equivalent ounce sold 1: As these are annual measures, at the end of each calendar year, the actual performance is compared to the targets set to determine the vesting percent for that year. At the end of the three-year performance cycle, the three vesting percentages determined for each measure are averaged to determine the overall vesting percent for that measure.

1.
All-in sustaining cost per gold equivalent ounce sold is a non-GAAP measure and may not be comparable to measures used by other companies. Management uses this measure internally and believes that it provides a better understanding of the cost of sustaining gold production. For further details see Section 11. Supplemental Information of Kinross' Management's Discussion and Analysis for the year ended December 31, 2020.

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2.
A weighted average of the vesting percent for each of the measures applicable to that grant determines the overall percent to vest. Performance relative to targets, along with the resulting multipliers and weighted average, are reviewed and approved by the human resources and compensation committee. The final weighted average percentage is then multiplied by the number of units granted to establish the number of RPSUs that will vest.

In line with that approach, the following outlines the calculation for the vesting of the RPSUs that vested in February 2021:

Measures	Weighting	Target	Year	Guidance range	Actual performance	Rating	Final rating

Relative total shareholder return	50%	Three-year TSR ranking vs. 13 peers Threshold [1]: 12th rank Target [1]: 6th rank Maximum [1]: 1st and positive absolute TSR	2018 - 2020	n/a	6th rank	100%	100%

Production (gold equivalent ounces) [2]	25%	Performance against guidance on production Threshold [1]: 16% below midpoint of guidance Target [1]: midpoint of guidance Maximum [1]: 6% above midpoint of guidance	2018 2019 2020	2.38 - 2.63M 2.38 - 2.63M 2.28 - 2.52M	2% below target 0.8% above target 1% below target	91% 103% 95% average	96%

All-in sustaining cost per gold equivalent ounce sold [3]	25%	Performance against guidance on AISC [3] Threshold [1]: 20-21% above midpoint of guidance Target [1]: midpoint of guidance Maximum [1]: 10% below midpoint of guidance	2018 2019 2020	$925 - 1,025 $945 - 1,045 $922 - 1,019	1% below target 0.2% below target 4% above target	105% 101% 80% average	95%

Weighted average							98%

1.
Performance below threshold results in 0% vesting on that component. Target performance results in 100% vesting, and maximum is 150% vesting (or up to 200% based on HRCC discretion).

2.
Production result is adjusted from the figures disclosed in Kinross' Management's Discussion and Analysis for variances relative to guidance in the ratio of gold to silver price, which is used to convert silver production to gold equivalent ounces, thereby potentially reducing or increasing the figure from the one publicly disclosed.

3.
All-in sustaining cost per gold equivalent ounce sold is a non-GAAP measure and may not be comparable to measures used by other companies. Management uses this measure internally and believes that it provides a better understanding of the cost of sustaining gold production. For further details, see Section 11. Supplemental Information of Kinross' Management's Discussion and Analysis for the year ended December 31, 2020. All-in sustaining cost per gold equivalent ounce sold is adjusted from the figure disclosed in Kinross' Management's Discussion and Analysis for variances relative to guidance to the following material assumptions: gold price; oil price; inflation; and foreign exchange, thereby potentially reducing or increasing the figure from the one publicly disclosed.

The human resources and compensation committee has discretion to adjust performance measures in the event of extraordinary circumstances, and retains the right to modify the performance measures for future grants. No discretion was exercised relating to these performance measures in 2020.

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2020 compensation

In determining 2020 compensation, the human resources and compensation committee considered a number of factors including company performance as outlined above, individual performance, compensation relative to prior years, the company's target of median position relative to external benchmarks, individual roles and responsibilities, internal equity, and other factors:

•
Short-term incentives were calculated as per the formula using the company performance multiplier of 120% based on the strong performance scores outlined in "2020 SLT and Four Point Plan measures", and the individual performance multipliers outlined below. In the case of Mr. Tomory and Mr. Gold, a further adjustment was made to achieve a better balance between cash and equity. For further information on the individual performance multipliers and final short-term incentive payments, see "Individual performance – Named executive officers" beginning on page 97.

•
Long-term incentives, in the form of equity, make up 50% or more of the total direct compensation awarded to senior leadership team members. The committee recognizes the importance of equity in aligning the interests of executives with those of shareholders, as an important incentive for future performance, and for retention. We believe this is particularly important in the mining industry, where decisions executives make in one year can affect the company and shareholder returns for a number of subsequent years. In determining the long-term incentive awards for the SLT, year over year increases in total compensation as well as the position of compensation relative to the market were considered. Therefore despite the strong year, in order to maintain overall compensation at a reasonable level, the multipliers used to calculate these awards for 2020 were in line with or lower than 2019.

•
The total direct compensation package provided was intended to reflect strong company performance and shareholder returns, with total direct compensation for NEOs up 6% over 2019 (in CAD). Positioning relative to the market for SLT members ranges from below median to between median and the top quartile.

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Share performance and NEO compensation

The following performance graph shows the cumulative total shareholder return over the five-year period ended December 31, 2020 for common shares (assuming reinvestment of dividends) compared to the S&P/TSX Composite Index and the S&P/TSX Global Gold Index (gold index). The graph and the table below show what a $100 investment made in Kinross common shares, the S&P/TSX Composite Index or S&P/TSX Global Gold Index at the end of 2015 would be worth every year and at the end of the five-year period following the initial investment.

For the five-year period ended December 31, 2020, Kinross has significantly outperformed both the S&P/TSX Composite Index and the S&P/TSX Global Gold Index, and has seen a total shareholder return of 275%. While some of this increase has been due to the rise in the gold price, Kinross outperformed the gold index in four out of the five individual calendar year periods shown.

From 2015 to 2020, NEO compensation was determined primarily based on company operational performance, which includes the items within the control of management. Aggregate compensation for all NEOs was also affected by changes in senior leadership personnel. Total shareholder returns reflect many factors which are outside the control of management – such as commodity prices, perception of geopolitical risk, and broader market factors, as well as company performance, and management decisions. The human resources and compensation committee strives to balance operational performance, financial results, and market outcomes (such as total shareholder returns) when determining senior leadership team compensation. In addition, the committee may also exercise discretion to reflect extraordinary events, prevailing circumstances, and market conditions.

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The following are some of the ways in which compensation was aligned to total shareholder returns during this period:

•
2016 – In 2016 shareholder returns increased, as did CEO total compensation, while NEO total compensation decreased, in part due to changes in incumbents.

•
2017 – In 2017, shareholder returns were again positive and outperformed the gold index. In addition, Kinross had a very strong operational year, and delivered on a number of growth opportunities to create long-term value. As a result, CEO and NEO total compensation increased; however, 2017 CEO total compensation still remained just below 2013 total compensation (CAD$), and aggregate NEO total compensation remained 14% lower (in CAD$) than in 2013, the first full year under our current CEO.

•
2018 – Shareholder returns were negative in 2018, and underperformed the gold index. In addition, operational performance, while good, was not as strong as in 2017. Therefore, total compensation for the CEO decreased 9% over 2017 (in CAD$), and total compensation in aggregate for the NEOs decreased 8% (in CAD$).

•
2019 – Following a strong year operationally and solid returns to shareholders, compensation for the CEO increased 6% (in CAD$) compared to 2018, although still below 2013 and 2017 total compensation. Aggregate NEO compensation (for five NEOs, excluding the former CFO) increased by 3% (in CAD$) relative to 2018, but remained lower than in many prior years. The compensation for the senior leadership team, which had been reduced to just four members, was down 17% (in CAD$) compared to 2018.

•
2020 – In 2020, shareholder returns increased again with total shareholder returns of 56% and significantly outperformed the gold index and most peers. Despite the impacts of the pandemic, Kinross had an outstanding operational year and created future value through bolt-on and synergistic acquisitions and project advancement. As a result, CEO and NEO total compensation increased by 10% (in CAD$).

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As the summary and graphs above show, the human resources and compensation committee has reduced executive compensation, as and when appropriate, to recognize operational and share price performance and the impact that this has on shareholders. However, the committee believes that the strongest alignment between total shareholder returns and executive compensation is seen in the value of equity realized by executives over time. When the share price has fallen, not only has the compensation awarded decreased, but executives have experienced a significant loss in the value of their equity holdings, and have actually been able to realize only a fraction of the values reported in the "Summary compensation table" at time of grant. On the other hand, when the share price increases, executives also benefit, thus incenting them to deliver value for shareholders.

The following chart compares the values realized by the CEO to those realized by shareholders over the past six years. During this period, we have seen significant share price appreciation. As a result, the values realized or realizable by the CEO during this period are generally equal to or greater than the values awarded, as reported in the "Summary compensation table". Interestingly, however, the values realized by shareholders are greater than those realized or realizable by the CEO, as is shown in the last two columns of this table. On average, over this period, the value of $100 invested by shareholders at the start of each of the periods shown has returned $253 to shareholders, while each $100 awarded to the CEO has only increased to a current value of $134.

Year [1]		Value as of December 31, 2020 (CAD$ millions)				Value of CAD$100

	Total direct compensation awarded (CAD$ millions) [2]	A Realized pay [3]	B Realizable pay [4]	A+B=C Current value	Period	To CEO ($) [5]	To shareholders ($) [6]

2015	7.2	6.8	2.1	8.9	12/31/2014-12/31/2020	124	287

2016	7.6	8.2	1.7	9.9	12/31/2015-12/31/2020	131	372

2017	8.3	5.2	6.7	12.0	12/31/2016-12/31/2020	144	223

2018	7.5	4.0	8.0	12.0	12/31/2017-12/31/2020	161	172

2019	8.0	3.7	5.2	8.9	12/31/2018-12/31/2020	111	212

					Average	134	253

1.
The year shown is the year for which the compensation was granted and included in the "Summary compensation table". 2019 compensation includes short-term incentives and long-term incentives which were awarded in February 2020 with regard to 2019, and included in 2019 compensation.

2.
Total direct compensation awarded is the total direct compensation (salary, short-term incentive and long-term incentive) as reported in the "Summary compensation table" for that compensation year, including the fair market value of equity at time of grant.

3.
Realized pay is the sum of the salary, short-term incentive, RSUs/RPSUs granted for that year which vested during the period, based on the share price at date of vest (taxable compensation value), plus the value of options granted for that year which were exercised during the period (market value at point of exercise less the exercise price paid).

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4.
Realizable pay is the theoretical remaining value for unvested / unexercised equity (as of December 31, 2020) based on the December 31, 2020 share price. It is calculated as the total of all RSUs and RPSUs (at target) granted for that year which have not yet vested, valued using the share price at December 31, 2020, plus the value of options granted for that year which have not yet been exercised (market value at December 31, 2020 less the exercise price).

5.
Value of $100 to CEO represents the actual value to the CEO for each $100 awarded in total direct compensation for the year indicated, as of December 31, 2020. It is calculated as current value divided by the total direct compensation awarded.

6.
Value of $100 to shareholders represents the value of a $100 investment in Kinross common shares made on the first day of the period indicated.

As described above, total compensation for NEOs increased by 10% in Canadian dollars (12% in U.S. dollars) over 2019. The following table shows total compensation as a percentage of operating earnings and total equity.

	Total compensation for NEOs (US$)	Total compensation for NEOs as a % of operating earnings [1,2]	Total compensation for NEOs as a % of total equity [2]

2020 [3]	17,435,477	1.40%	0.26%

2019 [4]	15,565,867	2.47%	0.29%

Change (2019 to 2020)	1,869,610	-1.08%	-0.03%

Figures may not add up due to rounding

1.
For the purposes of this table, total compensation is shown as a percentage of operating earnings before impairment charges (reversals), with the adjustments as follows:

	2020 (US$ millions)	2019 (US$ millions)

Operating earnings	1,899.4	991.1

Add back: impairment charges (reversals)	-650.9	-361.8

Operating earnings before impairment charges (reversals)	1,248.5	629.3

2.
Determined by dividing total compensation for NEOs by the operating earnings or total equity as appropriate.

3.
2020 compensation paid in Canadian dollars was converted to U.S. dollars for purposes of this table using the exchange rate of CAD $1.00 = US $0.7854.

4.
Reflects compensation for NEOs as reported in the 2020 Management Information Circular.

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Individual performance – Named executive officers

J. Paul Rollinson – President and Chief Executive Officer

Mr. Rollinson joined Kinross in September 2008 as the Executive Vice-President, New Investments, and subsequently assumed the role of Executive Vice-President, Corporate Development. He was promoted to Chief Executive Officer in August 2012, and is now our President and Chief Executive Officer.

The following summarizes Mr. Rollinson's performance in 2020. Individual performance factors for the President and CEO are recommended by the human resources and compensation committee and approved by the board.

2020 Objectives	2020 Accomplishments

Strategy and capital decisions: Develop and refine company strategy in light of current conditions to deliver long-term value to shareholders. Make capital decisions in line with strategy, including:

•

decisions on key projects / expansion opportunities;

•

making decisions on possible acquisitions;

•

determining the best allocation of resources to existing mines and future projects; and

•

maximizing the value of existing resources.

•

Provided leadership that allowed the company to successfully navigate the unprecedented challenges of a global pandemic, prioritizing the health and safety of employees and host communities, while enabling operations to continue successfully

•

Kinross successfully reinstated and met guidance for 9th straight year, notwithstanding the COVID-19 related challenges

•

Provided enhanced three-year guidance through 2023 with production growth, and provided 10-year production outlook to market

•

Drove strategic and prudent reinstatement of dividend notwithstanding the pandemic

•

Oversaw successful acquisitions of strategic portfolio enhancements, including Manh Choh in Alaska and Kayenmyvaam in Russia

•

Oversaw signing of agreement in principle with the government of Mauritania

•

Oversaw the successful advancement of the company's exploration strategy with notable successes at Kupol and Chirano, largely offsetting depletion at these sites and enabling economic life of mine extensions

•

Continued to deliver on corporate strategy

External stakeholders: Effectively manage external stakeholders. Continue to enhance perception of company value. Build and maintain positive relationships with key governments and other stakeholders. Specific steps include:

•

engaging with stakeholders regarding company strategy, direction, options and results;

•

reinforcing key messages in the market;

•

maintaining and continuing to enhance credibility with stakeholders;

•

identifying and seeking out new investors as appropriate; and

•

maintaining effective working relationships with governments, environmental groups, and related stakeholders.

•

Oversaw government relations in key jurisdictions:

•

Virtually attended both the St. Petersburg International Economic Forum and the Foreign Investment Advisory Committee

•

Enhanced relationship with the new government administration in Mauritania

•

Oversaw closing of, and drawdown on, Tasiast project financing facility

•

Kinross held 198 investor meetings or events and interacted with representatives from 359 firms

•

Hosted an investor operations update on the company's assets and future production profile, which was well-received

•

Oversaw completion and roll-out of bi-annual Sustainability Report

•

Oversaw donations strategy for approximately $6 million in COVID-19 related assistance, within a total annual donation program of approximately $13 million

•

Kinross continues to be listed on several sustainability indexes (including Jantzi), and won numerous awards for safety, community and environment (including: named to 2020 SAM Sustainability Yearbook, Best Social Responsibility Initiative 2020 for Paracatu's Integrar contra COVID-19 platform, 2020 SDG leadership award at Chirano and first place in the WWF Russia environmental ranking)

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2020 Objectives	2020 Accomplishments

Leadership and culture: Successfully lead the company through challenging times, aligning the organization to current realities and the strategy:

•

consistent focus on our First Priorities

•

demonstrate leadership to the global organization through communication of company direction and challenges; and

•

maintain morale, and continue to reinforce Kinross values and culture.

•

Led the company through an unprecedented and difficult time, both for the organization and for individual employees. Took steps to increase employee morale including CEO communications and videos, and support for various well-being initiatives

•

Maintained strong focus on health and safety, making and overseeing decisions for the company to protect employees, including closing and staged reopening of corporate office with safety protocols in place, rotation and shift changes at sites and making operational changes with some short-term implications to ensure employees are not at undue risk

•

Kinross recognised as one of Toronto's Best Employers for the 3rd consecutive year

•

Announced winners for our 12th annual Living Our Values Awards, collecting nearly 4,000 nominations despite the pandemic

•

Advanced Inclusion and Diversity strategy, signing the BlackNorth Initiative CEO Pledge and internally communicating the company's commitment to Inclusion and Diversity

Board interaction: Maintain a productive two-way relationship with the board, thereby assisting them in carrying out their obligations to shareholders, through:

•

transparent communications; and

•

engaging the board at appropriate times for decision-making.

•

Provided regular updates to the board on the impacts of COVID-19 and how management was addressing them

•

Worked with the board to identify and select new audit and risk committee Chair, and helped with integration to ensure seamless transition

•

Continued leading performance on Globe and Mail's Board Games as the top ranked gold mining company

•

Successfully transitioned to virtual board meetings and annual general meeting (AGM) due to pandemic travel and gathering constraints and helped to ensure open lines of communication between management and the board in the virtual environment

2020 Performance and Compensation

Individual STI rating	110%

STI payment	$2,145,555

Total direct compensation	$6,887,799 – below the 75th percentile of the comparator group; below the median of the TSX60

Pay mix	83% at-risk pay (equity + STI); 52% in equity; Equity mix includes 55% RPSUs and 45% RSUs

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Andrea S. Freeborough, Senior Vice-President and Chief Financial Officer

Ms. Freeborough joined Kinross in August 2009, as the Vice-President, Corporate Controller. In 2013, Ms. Freeborough took on additional responsibility as Vice-President Finance, and in March 2017, Ms. Freeborough took on the role of Vice-President, Investor Relations and Corporate Development. Ms. Freeborough was appointed Senior Vice-President and Chief Financial Officer effective May 1, 2019.

The following summarizes Ms. Freeborough's performance in 2020 and the resulting compensation decisions, as recommended by the President and CEO and approved by the human resources and compensation committee, and the Kinross board of directors.

2020 Objectives

Ms. Freeborough's objectives for 2020 included providing leadership and oversight to Kinross' finance and IT organizations; strengthening relationships with key stakeholders; managing liquidity and financing for the company including oversight of capital allocation decisions; managing credit rating agency relationships; overseeing consolidated financial reporting and taxation; enhancing overall company reporting and control processes.

2020 Accomplishments

•

Onboarded new audit and risk committee Chair, ensuring a seamless transition

•

Led key strategic discussions on financial matters with the board and senior leadership

•

Led analysis and development of proposal for dividend reinstatement

•

Led investor meetings and represented Kinross at several key industry conferences

Treasury:

•

Leadership in liquidity planning and expected cash flow as the company navigated the pandemic

•

Completed the first drawdown on the $300 million project financing for Tasiast with the IFC, EDC and two commercial banks

•

Achieved an upgrade on Moody's rating to investment grade, resulting in 3 investment grade ratings. Also achieved increase in Fitch rating outlook, and improved relationships with rating agencies

•

Extended Export Development Canada credit facility with improved terms

•

Oversight of insurance renewal process with a positive outcome for the company

Tax:

•

Significant Alternative Minimum Tax (AMT) refunds received in the U.S. as a result of the application of the US CARES Act

•

Actively managed tax matters globally

Financial planning and analysis / Financial reporting:

•

Improved focus on cash flow through strengthened link between Finance and Operations

•

Successfully completed and filed quarterly reporting in a remote work environment, including oversight of internal controls and risk process

•

Rolled out revised Delegation of Authority policy

IT:

•

Oversaw seamless transition of global administration workforce to remote working

•

Maintained focus on cybersecurity, which has become a more heightened risk in the remote work environment

•

Enabled effective and secure virtual board meetings

Leadership:

•

Successfully led the Finance and IT teams through the many challenges of COVID-19, including taking precautionary measures to protect liquidity

•

Succession planning: active succession planning for VP roles within Finance and contributing to VP succession planning across other functions

•

Launched focus groups to better understand the experience of Finance employees and develop action plans to address areas of opportunity

Other noteworthy contributions:

•

Led the team in providing financial and tax support on various corporate development activities, including the Manh Choh, Chulbatkan, and Kayenmyvaam acquisitions

2020 Performance Decisions

•

Individual STI rating: 115%

•

STI payment: $392,720

•

Total direct compensation: $1,738,895 – between the 25th percentile and median of the comparator group, and about or below the 25th percentile of the TSX60

•

Pay mix: 76% at-risk pay (STI + equity); 54% in equity; equity mix includes 55% RPSUs and 45% RSUs

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LETTER TO SHAREHOLDERS	EXECUTIVE SUMMARY	VOTING	BUSINESS OF THE MEETING	DIRECTORS	EXECUTIVE COMPENSATION	GOVERNANCE	APPENDICES

Geoffrey P. Gold, Executive Vice-President, Corporate Development, External Relations and

Chief Legal Officer

Mr. Gold joined Kinross in May 2006, as Senior Vice-President and Chief Legal Officer. In 2008, he was promoted to Executive Vice-President and Chief Legal Officer. In the subsequent years, he took on responsibility for a number of additional portfolios, including human resources (from 2013 through 2015) and corporate office services (from 2013 through 2016), as well as corporate development, security, and global lands. In 2016, he assumed the role of Executive Vice-President, Corporate Development, External Relations and Chief Legal Officer, with responsibility for corporate development, government and investor relations, communications, global security, global lands and legal.

The following summarizes Mr. Gold's performance in 2020 and the resulting compensation decisions, as recommended by the President and CEO and approved by the human resources and compensation committee, and the Kinross board of directors.

2020 Objectives

Mr. Gold's objectives for 2020 included: providing leadership to corporate development, legal, government relations, investor relations, communications and global security; leading and executing various corporate development transactions and/or opportunities; overseeing and implementing various global governance, compliance, and key litigation and regulatory initiatives; overseeing and leading management support on various board and board committee governance initiatives; overseeing the corporate secretarial, global lands and security functional areas.

2020 Accomplishments

Corporate Development (including greenfields exploration) and Strategy:

•

Completed transactions:

•

$283 million Chulbatkan acquisition closed on schedule in early 2020

•

Negotiated and closed acquisition of 70% of Manh Choh, a strategic bolt-on to Fort Knox

•

Successfully acquired additional licenses nearby to Chulbatkan

•

Successfully acquired Kayenmyvaam property, an early stage exploration project proximate to Kupol

•

Considered and oversaw the review of numerous corporate development opportunities

•

Continued to support and advance an enhanced greenfields' strategy, including the optimization of the company's junior equity investment portfolio

•

Supported development of various consolidated financial models with Finance and Technical Services, including 5-year liquidity plan and growth project initiative

Government Relations:

•

Mauritania: fostered an enhanced relationship with the new administration, culminating in the execution of an agreement in principle addressing several outstanding matters that was well received by capital markets

•

Ghana: finalized mining license renewal with ratification by parliament

•

Russia: continued to build and foster a positive relationship with government officials in Khabarovsk region, where new Udinsk project is located

•

Chile: advanced government support for the Lobo-Marte project

•

COVID-19: coordinated impactful contribution to business continuity through engagements to obtain support for COVID-19 related operational matters, as well as community support/donations

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Legal (including governance and global lands):

•

Provided guidance and support on a number of key litigation matters

•

Provided legal leadership and oversight on a variety of corporate transactions including Manh Choh, Chulbatkan licenses and Kayenmyvaam

•

Oversaw negotiations of successful Mauritania agreement in principle

•

Provided legal leadership and oversight on key governance matters and best practices including:

•

Board succession (onboarding of new audit and risk committee Chair)

•

Proxy/governance disclosure and maintenance of best practices leading to best-in-class rankings across a number of market surveys

•

Oversight of board and company policy reviews

•

Oversight of virtual annual general meeting (AGM), necessitated by COVID-19

•

Legal leadership on dividend analysis

Security:

•

Advanced and supported a number of key legal and compliance initiatives

•

Oversaw and Coordinated bullion transportation and logistics during COVID-19 travel restrictions

•

Enhanced security measures at global operations

•

Enhanced site intelligence gathering globally

Investor Relations and Communications:

•

Extensive, proactive internal and external communications on COVID-19 related matters

•

Continued with a well-received annual shareholder engagement program

•

Oversight of enhanced proxy and Annual Report approach

•

Oversaw and developed disclosure on a number of key items including Mauritania term sheet, enhanced three-year guidance and 10-year production outlook, and a number of corporate transactions

•

Supported roll-out of Sustainability Report and related communications

Leadership:

•

Participated in VP succession project to ensure capable bench strength for senior roles

•

Implemented on-going department restructuring initiatives to improve reporting efficiencies, enhance talent and reduce costs

•

Mentored and supported team members taking on more expansive leadership roles

2020 Performance Decisions

•

Individual STI rating: 115%

•

STI payment: $983,855

•

Total direct compensation: $3,192,084 – between the median and the 75th percentile of the comparator group, but between the 25th percentile and median relative to the TSX60, when compared to second-ranked NEOs

•

Pay mix: 80% at-risk pay (STI + equity); 50% in equity; equity mix includes 55% RPSUs and 45% RSUs

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LETTER TO SHAREHOLDERS	EXECUTIVE SUMMARY	VOTING	BUSINESS OF THE MEETING	DIRECTORS	EXECUTIVE COMPENSATION	GOVERNANCE	APPENDICES

Paul B. Tomory, Executive Vice-President and Chief Technical Officer

Mr. Tomory joined Kinross in 2008 as Director, Business Optimization, and was promoted to VP, Operations Strategy in March 2009. He took on increasing responsibilities in the following years and in February 2012 was promoted to Senior Vice-President, Operations Strategy. In January 2017, Mr. Tomory was appointed to the senior leadership team in the newly created role of Senior Vice-President and Chief Technical Officer, with responsibility for capital projects and the technical aspects of our operations, including strategic business planning, continuous improvement, innovation, technical services, exploration, supply chain, asset management and energy. In May 2019, following the departure of our Chief Operating Officer, Mr. Tomory was promoted to Executive Vice-President and Chief Technical Officer and took on oversight of operations and safety & sustainability, in addition to his existing portfolio.

The following summarizes Mr. Tomory's performance in 2020 and the resulting compensation decisions, as recommended by the President and CEO and approved by the human resources and compensation committee, and the Kinross board of directors.

2020 Objectives

Mr. Tomory's objectives for 2020 included: providing leadership and oversight over Kinross' operations, including delivering on Kinross' "First Priorities" of safety, environment and community relations; delivering operational cash flow and meeting guidance on production, cost and sustaining capital; and ensuring that appropriate leadership is in place at all operations; providing leadership and senior direction to each phase of capital project execution for all major projects with particular focus on Tasiast; delivering project studies from scoping through to feasibility that appropriately balance risk and return; providing oversight and leadership for technical services; providing assurance of reserves and resources; providing support and technical guidance for due diligence efforts; leading global brownfield exploration; overseeing Kinross' annual strategic business planning cycle; providing oversight and leadership for Kinross' global continuous improvement and innovation program, supply chain and energy strategy functions.

2020 Accomplishments

First Priorities:

•

Health and Safety:

•

Maintained industry-leading performance on key metrics and implemented critical risk management programs at all sites; won awards in several jurisdictions for safety performance

•

Unfortunately had a mine site fatality as well as an employee death in a traffic accident outside of a mine site. Took swift action to investigate and held global safety stand down to refocus organization on safety

•

Significant work was done to keep people safe during pandemic, including new PPE protocols, rotation schedules, shift change outs and testing/quarantine procedures

•

Environment: no major spills and all major permitting activities advanced on or ahead of schedule; led World Wildlife Fund's rating of Russian mining companies

•

Corporate responsibility:

•

Maintained or improved ESG rankings and continued to build strong relationships with host communities, including the creation of the Chirano foundation

•

Published Sustainability Report

•

Made number of donations to host communities to assist with COVID-19 related challenges

•

COVID-19:

•

Formed multi-disciplinary team in January 2020 to proactively develop protocols in case COVID-19 became an issue for operations

•

Developed rapid, coordinated response to pandemic, which allowed continued operations without undue risk to employees or communities

Operations:

•

Delivered on the key guidance metrics of production, cash cost and capital expenditures notwithstanding COVID-19 related challenges

•

Provided enhanced three-year guidance and 10-year production outlook as a result of strong exploration success, cost cutting programs and mine optimizations

•

Paracatu had another strong year, with high cash flows and solid throughputs

•

Bald Mountain realized the benefits of the 2019 turnaround project and delivered strong results

•

Fort Knox also saw the benefits of its turnaround project

•

Kupol/Dvoinoye successfully transitioned a portion of operations to narrower vein mining, while delivering strong cash flow

•

Tasiast production was impacted by a four-week work stoppage and COVID-19 related impacts to mining rates, but was still able to deliver significant positive cash flow for the first time since Kinross acquired it in 2010

•

Chirano had a challenging year operationally but rigorous cost cutting and exploration success resulted in a significant mine life extension

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Exploration and mine life extensions:

•

Proven and Probable gold reserves, net of depletion increased by 5.7M Au oz to 30.0M Au oz, and silver reserves, net of reserves increased 3.5Moz to 59.2Moz

•

Lobo-Marte converted 6.4Moz into reserves with pre-feasibility study (PFS) completion

•

Paracatu added 911 koz Au, offsetting 96% of depletion

•

At Kupol, 402 Au Eq. koz were added to mineral reserves offsetting 93% of depletion, and extending mine life to 2025

•

At Chirano, there was a net reserve increase of 446 Au koz. after depletion, resulting in a mine life extension to 2025

•

At Bald Mountain, nearly 50% of reserves were replaced through conversion of resource

•

At Round Mountain, measured and indicated resources increased by 900 Au koz

•

At Chulbatkan, resource pit infill drilling was prioritized and targets were identified for testing in 2021

•

Preparing for a significant increase in exploration spending in 2021, including at Kayanmyvaam, Manh Choh and Curlew Basin

Projects:

•

Overall the portfolio of projects performed well

•

Fort Knox Gilmore: construction was completed in Q4 2020, under budget

•

Tasiast 24k: advanced overall on schedule and on budget despite COVID-19 related challenges including supplier delays. COVID-19 related impacts expected to impact grade in 2021

•

Lobo-Marte PFS: successfully completed with positive economics at $1200 gold. Feasibility study (FS) initiated and delivery expected at end of 2021. Work to support permitting has begun

•

La Coipa restart: progressed well and remained on budget, with slight delays to initial schedule related to COVID-19

•

Chulbatkan: scoping study at Udinsk complete and PFS initiated, with selection of engineering partner, and FS launched on power line options

•

Manh Choh: project team has been set up and initial work has commenced

Supply Chain:

•

Strategic purchasing programs put in place, including diesel supply for Nevada operations, drilling for Tasiast and explosives for Chirano

•

Supplier due diligence portal implemented

Leadership and Organization:

•

Put significant focus on succession planning, with candidates identified and development plans being refreshed

•

Key roles filled in Chile, with emphasis on local talent

•

Successfully completed final stage of Mauritanization Plan with no disruptions to operations

Other noteworthy contributions:

•

Due diligence: Completed numerous full scale technical due diligence projects in collaboration with Corporate Development and several smaller scale efforts

2020 Performance Decisions

•

Individual STI rating: 110%

•

STI payment: $493,702

•

Total direct compensation: $1,940,016 – at the median relative to the comparator group, but about the 25th percentile relative to the TSX60, as compared to third-ranked NEOs

•

Pay mix: 75% at-risk pay (STI + equity); 50% in equity; equity mix includes 55% RPSUs and 45% RSUs

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LETTER TO SHAREHOLDERS	EXECUTIVE SUMMARY	VOTING	BUSINESS OF THE MEETING	DIRECTORS	EXECUTIVE COMPENSATION	GOVERNANCE	APPENDICES

Claude J.S. Schimper, Senior Vice-President Operations, Russia

Mr. Schimper joined Kinross in April 2010 as Vice-President and General Manager, Kupol. In July 2014 he was promoted to Regional Vice-President, Russia, providing oversight and leadership to our offices, mines and projects in Russia. In May 2019, his title was changed to Senior Vice-President Operations, Russia in recognition of the additional accountabilities as a result of the departure of the Chief Operating Officer. Mr. Schimper was also appointed to the Leadership Advisory Team in 2019.

The following summarizes Mr. Schimper's performance in 2020 and the resulting compensation decisions, as recommended by the Executive Vice-President and Chief Technical Officer and approved by the CEO and senior leadership team.

2020 Objectives

Mr. Schimper's objectives for 2020 included: maintaining strong performance on Kinross' "First Priorities" of safety, environment and community relations in Russia; delivering against regional targets on cash flow, production, cost and sustaining capital; providing leadership and senior direction to each of the operating sites in the region; providing support for due diligence efforts in the region; overseeing the development of the Chulbatkan project; and overseeing regional exploration.

2020 Accomplishments

First Priorities:

•

A strong year on safety, environment and corporate responsibility; key metrics stable to improving

•

Health and Safety: maintained industry-leading performance on key metrics and implemented critical risk management

•

Initiated and developed a safety excellence program to create leading innovation in safety

•

Significant efforts undertaken to ensure health and safety of employees and communities during COVID-19, including extended rotation schedules, testing and on-site quarantine measures and operational changes to minimize risks

•

Environment: continued strong performance by completing the year with no major reportable events and all major permitting activities advanced on or ahead of schedule; maintained our position as World Wildlife Fund's number one rated Russian mining company

•

Corporate responsibility: maintained or improved ESG rankings, personally actively engaged with host communities to strengthen relationships. Advanced program aimed at providing professional development and career opportunities for people indigenous to local communities

Operations:

•

The Russian Region had a strong year, with production within guidance, costs lower than guidance, and free cash flow consistent with plan while maintaining the operations in a very challenging environment brought on by the COVID-19 pandemic

•

Kept costs for the year down with production cost of sales below $600 per gold equivalent ounce sold despite strong upward cost pressures

•

Successfully transitioned a portion of mining to narrower vein, while delivering strong cash flow

Exploration and mine life extensions:

•

At Kupol, 402 Au Eq. koz. were added to mineral reserves offsetting 93% of depletion, and extending mine life to 2025

•

Exploration activities undertaken at Udinsk, principally carrying out infill drilling and identifying targets for 2021 exploration program

Supply Chain:

•

Oversaw strategic supply chain initiatives, including procurement of PPE and COVID-19 testing for workforce, and procurement of COVID-19 related medical supplies as part of donation to local government

•

Ensured sites had necessary supplies and were not negatively impacted by COVID-19 related delays

Acquisitions and Projects

•

Successfully closed Chulbatkan transaction, together with further acquiring licenses surrounding the property

•

Mobilized Udinsk project team and launched pre-feasibility study (PFS). Significant work undertaken to begin advancing the project including meeting with government officials, selecting engineering partner and making key strategic project decisions

•

Successfully closed Kayenmyvaam license acquisition

Leadership and Organization:

•

Led the region through a challenging year, ensuring the health and safety of employees and local communities, while also meeting business objectives

•

Led a restructuring of operational leadership

•

Continued to advance work relating to inclusion and diversity in the region

•

Acted as the global inclusion and diversity champion, participated in Kinross diversity events as well as representing Kinross externally

2020 Performance Decisions

• Individual STI rating: 99% • STI payment: $152,125 • Annual total direct compensation: $693,531 • Pay mix: 61% at-risk pay (STI + equity); 39% in equity; equity mix includes 50% RPSUs and 50% RSUs

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Individual performance multipliers for each NEO were determined based on these accomplishments. The following table outlines the calculations which resulted in the short-term incentives given to each senior leadership team member:

Named Executive Officer	Title	Company results × 60% weight	+	Individual results × 40% weight	=	Total performance multiplier	2020 actual target (% of salary) for purposes of calculating STI	Calculated 2020 STI (US$) [1]

J. Paul Rollinson	President and CEO	120%		110%		116%	150%	2,145,555

Andrea S. Freeborough	SVP and Chief Financial Officer	120%		115%		118%	75%	392,720

Geoffrey P. Gold [2]	EVP, Corporate Development, External Relations & Chief Legal Officer	120%		115%		118%	140%	983,855

Paul B. Tomory [3]	EVP and Chief Technical Officer	120%		110%		116%	90%	493,702

1.
Values are in Canadian dollars for the four SLT members and were converted to U.S. dollars for purposes of this table using the exchange rate of CAD$1.00 = US$0.7854.

2.
Mr. Gold's short-term incentive value was calculated as CAD$1,387,680 using the factors as shown above. However, to achieve a better balance between cash and equity, the human resources and compensation committee exercised its discretion to shift CAD$135,000 from the short-term incentive to the long-term equity incentive.

3.
Mr. Tomory's short-term incentive value was calculated as CAD$678,600 using the factors as shown above. However, to achieve a better balance between cash and equity, the human resources and compensation committee exercised its discretion to shift CAD$50,000 from the short-term incentive to the long-term equity incentive.

These short-term incentive payouts were recommended by the human resources and compensation committee and approved by the board.

For Mr. Schimper, his short-term incentive was determined based on the calculation outlined below. His compensation was recommended by the EVP and Chief Technical Officer and approved by the SLT. The aggregate incentive awards for all employees was approved by the human resources and compensation committee.

Named Executive Officer	Title	Company results × 25% weight	+	Site results × 25% weight	+	Individual results × 50% weight	=	Total performance multiplier	2020 actual target (% of salary) for purposes of calculating STI	Calculated 2020 STI (US$)

Claude J.S. Schimper	SVP, Russia Operations	120%		134%		99%		113%	50%	152,125

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KEY SUMMARY TABLES

Summary compensation table 1

The following table provides information for the year ended December 31, 2020 regarding the annual compensation paid to or earned by the company's Chief Executive Officer, the Chief Financial Officer, and the three other most highly compensated executive officers whose total salary and short-term incentives exceeded $150,000 for the year 2020 (the named executive officers, or NEOs).

Compensation for the NEOs is paid in Canadian dollars, except in case of Mr. Schimper who is paid in U.S. dollars, and reported in the table and associated footnotes in U.S. dollars (except as otherwise noted). Compensation may vary year-over-year based on the change in currency exchange rates.

Name and					Non-equity incentive

Principal Position	Year	Salary	Share-based Awards [2,4]	Option-based Awards [3,4]	Annual Incentive Plans [5]	Long-term Incentive Plans	Pension Value [6]	All Other Compensation [7]	Total Compensation

		(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)

J. Paul Rollinson	2020	1,166,319	3,575,925	0	2,145,555	n/a	524,843	296,740	7,709,382

President and CEO (SLT)	2019	1,077,860	3,341,366	0	1,736,432	n/a	485,037	235,952	6,876,648

	2018	1,026,200	2,380,785	595,196	1,468,493	n/a	461,790	224,644	6,157,108

Andrea S. Freeborough	2020	414,298	931,877	0	392,720	n/a	108,753	64,098	1,911,745

Senior Vice-President &	2019	334,718	829,952	0	251,375	n/a	83,495	64,682	1,564,222

Chief Financial Officer (SLT)	2018	230,760	160,055	28,245	101,073	n/a	48,460	29,863	598,456

Geoffrey P. Gold	2020	624,393	1,583,837	0	983,855	n/a	280,977	103,963	3,577,025

Executive Vice-President,	2019	564,593	1,713,027	0	881,151	n/a	254,067	90,387	3,503,225

Corporate Development, External	2018	513,100	944,104	236,026	685,297	n/a	230,895	73,266	2,682,688
Relations & Chief Legal Officer (SLT)

Paul B. Tomory	2020	483,021	963,293	0	493,702	n/a	137,662	59,237	2,136,914

Executive Vice-President &	2019	438,843	834,572	0	376,852	n/a	121,894	59,600	1,831,761

Chief Technical Officer (SLT)	2018	366,500	580,536	145,134	269,927	n/a	96,208	53,098	1,511,403

Claude J.S. Schimper	2020	269,248	272,158	0	152,125	n/a	38,369	1,368,510	2,100,410

Senior Vice-President,	2019	261,406	564,177	0	153,249	n/a	37,251	773,928	1,790,011

Russia Operations (non-SLT)	2018	241,751	237,188	41,857	132,924	n/a	36,165	1,081,457	1,771,341

1.
Compensation is paid in Canadian dollars and was converted to U.S. dollars for purposes of this table, except in the case of Mr. Schimper who is paid in U.S. dollars, using the following U.S. dollar exchange rates for CAD$1.00: 2020 – 0.7854; 2019 – 0.7699; 2018 – 0.7330.

2.
Amounts shown represent restricted share units (RSUs) and restricted performance share units (RPSUs) granted in February of the year following the year shown as part of the annual compensation package of each NEO valued at the date of the grant, plus any one-time awards granted during the year. One-time grant values included in 2019 compensation are: for Mr. Gold CAD$500,000 in cash-settled RSUs for retention purposes, recognizing his importance to the organization following the restructuring of the senior leadership team; for Mr. Schimper CAD$325,000 in equity-settled RSUs, consistent with one-time awards provided to all newly appointed members of the Leadership Advisory team (LAT) to align their interests with those of shareholders, and to support them as they become subject to share ownership requirements. The grant date fair value in the "Summary compensation table" for RSUs granted in 2019 (for the 2018 performance year) is based on the market price of the common shares on the TSX at the market close on the last trading day immediately preceding the date of the grant, and is consistent with the accounting fair value recorded by the company at the time of grant. For RSUs granted in 2021 (for the 2020 performance year) and in 2020 (for the 2019 performance year), the grant date fair value has been estimated using the company's volume weighted average TSX share price for the five trading days immediately preceding the date of grant to determine the grant date fair value, in order to reduce the impact of any short-term volatility in the share price. The accounting fair value is based on the market price of the common shares on the TSX at the market close on the last trading day immediately preceding the date of the grant. In accordance with International Financial Reporting

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  Standards (IFRS), the accounting fair value is expensed over the vesting period based on the number of RSUs and RPSUs estimated to vest. The grant date fair values and accounting fair values are shown in the table below:

Year	Grant Date	Grant Date Fair Value (CAD$)	Accounting Fair Value (CAD$)

2020	February 22, 2021	8.79	8.28

2019	February 24, 2020	7.29	7.85

2018	February 18, 2019	4.59	4.59

  For RPSU awards granted, in accordance with IFRS and the requirement to fair value the RPSUs, the market and non-market-based performance condition components of the RPSUs are separately fair valued to determine the fair value of the RPSUs as a whole. For the market-based condition (i.e. relative total shareholder returns), Kinross has utilized a Monte Carlo model because it is considered to be the most appropriate method available to fair value such share-based payment awards with market-based conditions. The non-market-based performance condition components are valued in the same manner as the RSUs. Underlying assumptions used in fair valuing the RPSUs and included in NEO compensation are as follows:

Assumption	February 22, 2021	February 24, 2020	February 18, 2019	February 19, 2018

Share price (CAD$)	8.79	7.29	4.59	4.95

Kinross beta versus the peer group	1.076	0.984	1.096	1.250

Average peer group volatility	49.00%	38.20%	43.40%	48.70%

Kinross volatility	50.50%	36.10%	44.10%	58.50%

Risk-free interest rate	0.22%	1.30%	2.50%	2.38%

Dividend yield	1.83%	N/A	N/A	N/A

Fair value of RPSU (CAD$/RPSU)	8.36	8.24	4.55	4.92

  Grants made in February 2018 with respect to performance in 2017 which are not included in the "Summary compensation table" were valued as follows: Mr. Rollinson $2,901,443, Ms. Freeborough $176,159, Mr. Gold $1,144,635, Mr. Tomory $701,448, and Mr. Schimper $250,417. For more details on these plans, including the treatment for the RSUs of any dividends payable on common shares, see the information under "Restricted share units" on page 120, and "Restricted performance share units" on page 122.

3.
Amounts shown represent the grant date fair value of the options granted in February of the year following the year shown as part of the annual compensation package of each NEO plus any one-time awards granted during the year. Option grants made to the NEOs in February 2018 with respect to performance in 2017 which are not included in the "Summary compensation table" had the following values: Mr. Rollinson $725,361, Ms. Freeborough $31,087, Mr. Gold $286,159, Mr. Tomory $175,362 and Mr. Schimper $44,191. Due to the straightforward nature of the options granted and the fact that it is a commonly used model, the Black-Scholes option pricing model was used to estimate the fair value of the options at the grant date. The grant date fair value used in the "Summary compensation table" is the same as the accounting fair value recorded by the company at the time of grant. For accounting purposes, the fair value is expensed over the vesting period based on the number of options estimated to vest. Upon vesting, and until their expiry, the options may or may not be in the money depending on the common share price during that period at times when the executive is not restricted from trading under the company's insider trading policy and/or applicable securities laws. Underlying assumptions used in fair valuing the options granted and included in NEO compensation are as follows:

Assumption	February 18, 2019	February 19, 2018

Share price (CAD$)	4.59	4.95

Expected dividend yield	0.00%	0.00%

Expected volatility	44.8%	47.5%

Risk-free interest rate	1.80%	2.08%

Expected option life	4.5 years	4.5 years

Fair value per stock option granted (CAD$ /option)	1.79	2.05

  No options were granted in February 2021 (as part of 2020 compensation) and no options were granted in February 2020 (as part of 2019 compensation). See the information under "Stock options" on page 123 for more details regarding this plan.

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4.
The following shows the breakdown in value between RSUs and RPSUs included in compensation each year, and the numbers of units granted for RSUs, RPSUs and options. The number of RPSUs to vest can range from 0% to 150% of units granted based on company performance (or up to 200% based on HRCC discretion). For 2020, RSUs made up 45% of each SLT member's annual long-term incentive award (where one-third were cash-settled and two-thirds were equity-settled) and 50% of Mr. Schimper's annual long-term incentive award (100% equity-settled). The one-time grants made to Mr. Gold and Mr. Schimper on May 10, 2019 were 100% cash-settled and 100% equity-settled RSUs, respectively.

Executive				Share-based awards			Number of units awarded

	Year included in compensation	Grant date	RSUs	RPSUs	Total	Option-based awards	RSUs	RPSUs (at target)	Options

			(US$)	(US$)	(US$)	(US$)	(#)	(#)	(#)

J. Paul Rollinson	2020	February 22, 2021	1,609,166	1,966,759	3,575,925	0	233,089	299,683	0

	2019	February 24, 2020	1,503,615	1,837,751	3,341,366	0	267,901	289,720	0

	2018	February 18, 2019	892,794	1,487,991	2,380,785	595,196	265,360	446,154	453,050

Andrea S. Freeborough	2020	February 22, 2021	419,345	512,532	931,877	0	60,742	78,097	0

	2019	February 24, 2020	373,478	456,474	829,952	0	66,544	71,963	0

	2018	February 18, 2019	84,735	75,320	160,055	28,245	25,186	22,584	21,500

Geoffrey P. Gold	2020	February 22, 2021	712,727	871,110	1,583,837	0	103,239	132,735	0

	2019	February 24, 2020	597,635	730,443	1,328,077	0	106,482	115,154	0

	2019	May 10, 2019	384,950	0	384,950	0	120,773	0	0

	2018	February 18, 2019	354,039	590,065	944,104	236,026	105,229	176,924	179,658

Paul B. Tomory	2020	February 22, 2021	433,482	529,811	963,293	0	62,791	80,730	0

	2019	February 24, 2020	375,557	459,014	834,572	0	66,915	72,364	0

	2018	February 18, 2019	217,701	362,835	580,536	145,134	64,706	108,792	110,473

Claude J. S. Schimper	2020	February 22, 2021	136,079	136,079	272,158	0	19,712	20,735	0

	2019	February 24, 2020	156,980	156,980	313,960	0	27,970	24,748	0

	2019	May 10, 2019	250,217	0	250,217	0	78,503	0	0

	2018	February 18, 2019	125,570	111,618	237,188	41,857	37,323	33,468	31,861

5.
Amounts shown reflect short-term incentive awards made to each NEO to recognize their accomplishments in the year, plus any one-time cash bonuses. Additional details regarding company and individual performance measures and results which were considered in determining their short-term incentive awards are provided on pages 83 to 86 and pages 97 to 105 of this circular. The short-term incentive plan is described on page 118.

6.
This column includes compensatory contributions made to each SLT member's executive retirement allowance plan. For Ms. Freeborough, the 2018 and a portion of the 2019 values reflect contributions made by the company to the Canadian retirement plan (a non-SLT plan). In the case of Mr. Schimper, the values reflect the additional compensation (contributions) made to the international long-term savings account (a non-SLT plan). Further details regarding the executive retirement allowance plan, Canadian retirement plan, and international long-term savings account can be found on page 126.

7.
This column includes incremental costs to the company for perquisites provided to the SLT members, where applicable, including reimbursements made under the benefit reimbursement plan; a parking allowance for Mr. Gold; a car allowance for Mr. Rollinson; legal fees in 2019 related to Ms. Freeborough's new employment agreement upon her promotion to CFO; insurance premiums associated with additional life, accidental death & dismemberment, long-term disability, critical illness, and business travel; and home security services (including the cost of related taxes for each SLT member); as well as travel benefits for Mr. Schimper, as part of his expatriate benefits. Further details relating to benefits and perquisites can be found beginning on page 124. In addition to perquisites, the figures in this column include the value of the company match for the employee share purchase plan, as outlined on page 125 and expatriate benefits including an assignment (hardship) premium, a foreign service premium, bank fees, and taxes paid by the company for Mr. Schimper. In 2020, perquisites which represented more than 25% of the total perquisite value for each NEO were as follows, rounded to the nearest whole percent and dollar, respectively:

Name	Type of perquisite	Value (US$)	% of total perquisites

J. Paul Rollinson	Additional disability coverage	72,942	31%

	Additional life insurance and AD&D coverage	65,294	27%

Andrea S. Freeborough	Benefit reimbursement plan	47,124	74%

Geoffrey P. Gold	Benefit reimbursement plan	47,124	45%

Paul B. Tomory	Benefit reimbursement plan	47,124	80%

Claude J.S. Schimper	Travel benefits	38,947	100%

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Outstanding share-based awards and option-based awards

The following table provides details regarding the outstanding restricted share units (including restricted performance share units) and options granted to the NEOs as of December 31, 2020:

Name	Grant date	Option-based awards				Share-based awards – As of December 31, 2019

		Number of securities underlying unexercised options	Option exercise price [1]	Option expiration date [2]	Value of unexercised in-the- money options [3]	Number of shares or units of shares that have not vested [4]	Market or payout value of share-based awards that have not vested [1,5]	Market or payout value of vested share-based awards not paid out or distributed

		(#)	(US$)		(US$)	(#)	(US$)	(US$)

J. Paul Rollinson	February 24, 2014	538,567	4.57	February 24, 2021	1,488,926

	February 13, 2015	738,940	2.93	February 13, 2022	3,255,838

	February 15, 2016	404,577	3.28	February 15, 2023	1,642,792	1,692,604	12,416,322	0

	February 20, 2017	404,268	3.97	February 20, 2024	1,358,951

	February 19, 2018	444,185	3.89	February 19, 2025	1,531,508

	February 18, 2019	453,050	3.60	February 18, 2026	1,690,170

Andrea S. Freeborough	February 24, 2014	20,172	4.57	February 24, 2021	55,768

	February 13, 2015	36,061	2.93	February 13, 2022	158,888

	February 15, 2016	19,549	3.28	February 15, 2023	79,379	208,052	1,526,191	0

	February 20, 2017	18,637	3.97	February 20, 2024	62,648

	February 19, 2018	19,037	3.89	February 19, 2025	65,638

	February 18, 2019	21,500	3.60	February 18, 2026	80,209

Geoffrey P. Gold	February 20, 2017	159,411	3.97	February 20, 2024	535,862

	February 19, 2018	58,412	3.89	February 19, 2025	201,399	751,808	5,514,986	0

	February 18, 2019	119,772	3.60	February 18, 2026	446,827

Paul B. Tomory	February 19, 2018	107,386	3.89	February 19, 2025	370,257	415,014	3,044,387	0

	February 18, 2019	110,473	3.60	February 18, 2026	412,136

Claude J.S. Schimper	February 19, 2018	9,062	3.89	February 19, 2025	31,245	205,611	1,508,290	0

	February 18, 2019	21,861	3.60	February 18, 2026	81,556

1.
Option exercise prices and the values of share-based awards are in Canadian dollars and were converted to U.S. dollars for purposes of this table using the exchange rate of CAD$1.00 = US$0.7854.

2.
Options expire after seven years.

3.
Based on the common share price on the TSX on December 31, 2020 of CAD$9.34, less the option exercise price.

4.
Share-based awards that have not vested include all outstanding RSUs and RPSUs as of December 31, 2020. The calculation for outstanding RPSUs granted on February 19, 2018 (for the 2017 compensation year) uses 98% (actual vesting percentage) for the vesting of all units, and the calculation for outstanding RPSUs granted on February 18, 2019 and February 24, 2020 assumes the vesting of all units at target (100%).

5.
Based on the common share price on the TSX on December 31, 2020 of CAD$9.34.

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Incentive plan awards – value vested or earned during the year

The following provides details on the value of awards vested or earned during the year ended December 31, 2020:

Name	Option-based awards [1,3] – Value vested during the year	Share-based awards [2,3] – Value vested during the year	Non-equity incentive plan compensation [3] – Value earned during the year

	(US$)	(US$)	(US$)

J. Paul Rollinson	822,992	4,463,671	2,145,555

Andrea S. Freeborough	37,429	243,389	392,720

Geoffrey P. Gold	325,229	2,068,028	983,855

Paul B. Tomory	159,537	608,955	493,702

Claude J.S. Schimper	53,330	552,000	152,125

1.
Based on the common share price on the TSX on the vesting date, less the option exercise price.

2.
Based on the common share price on the TSX on the vesting date.

3.
Value is in Canadian dollars and was converted to U.S. dollars for purpose of this table using the exchange rate of CAD$1.00 = US$0.7854, with the exception of Mr. Schimper's non-equity incentive plan compensation value, which was in U.S. dollars.

The following table provides information relating to amounts received upon the exercise of options during the year ended December 31, 2020:

Name	Number of options exercised and sold	Grant price [1]	Share price on exercise date [1]	Value realized [1]

		(US$)	(US$)	(US$)

J. Paul Rollinson	0	n/a	n/a	0

Andrea S. Freeborough	17,815	4.18	5.89	30,416

Geoffrey P. Gold	116,822	3.89	7.56	428,482
	305,928	4.57	5.75	361,420
	59,886	3.60	5.87	135,942

Paul B. Tomory	44,873	4.57	7.70	140,268
	32,931	3.97	9.82	192,428
	31,211	4.73	5.75	31,867
	20,000	2.93	6.09	63,146
	30,841	3.28	6.09	86,717

Claude J.S. Schimper	29,564	4.57	6.73	63,692
	25,334	3.97	6.73	69,702
	18,000	3.89	7.15	58,811
	10,000	3.60	9.83	62,234

1.
Values are in Canadian dollars and were converted to U.S. dollars for purposes of this table using the exchange rate of CAD$1.00 = US$0.7854.

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Additional equity compensation plan information

The following table provides details of compensation plans under which equity securities of the company are authorized for issuance as of December 31, 2020 1:

Plan category	Number of securities to be issued upon exercise of outstanding options and RSUs [2]	Weighted-average exercise price of outstanding options and RSUs [3] CAD$	Number of securities remaining available for future issuance under equity compensation plans [4,5]

Equity compensation plans approved by security holders	12,789,841	4.68	37,083,922

Equity compensation plans not approved by security holders	Nil	N/A	N/A

Total	12,789,841	4.68	37,083,922

1.
This table does not include RSUs granted in early 2021 prior to the date of this circular. Numbers of RSUs include RPSUs which are granted under the Restricted Share Plan.

2.
Represents the number of common shares reserved for issuance upon exercise of outstanding options (including options granted under acquired companies' plans) and RSUs.

3.
Since the RSUs do not have an exercise price, they are not factored in the weighted average price calculation. 7,188,618 RSUs were outstanding as of December 31, 2020.

4.
Based on the maximum number of common shares reserved for issuance upon exercise of options under the Share Option Plan of 31,166,667 and under the Restricted Share Plan of 50,000,000.

5.
In addition, as at December 31, 2020, 510,546 common shares remained available for issuance under the Share Purchase Plan.

The following tables provide details of compensation plans under which equity securities of the company are authorized for issuance as of December 31, 2020:

	Restricted Share Plan		Share Option Plan		Share Purchase Plan

	No.	% of Outstanding Shares	No.	% of Outstanding Shares	No.	% of Outstanding Shares

Maximum shares issuable	50,000,000	3.974	31,166,667	2.477	5,666,666	0.450

Shares issued to date	20,916,205	1.662	11,004,390	0.875	5,156,120	0.410

Shares issuable under outstanding awards	7,188,618	0.571	5,601,223	0.445	N/A	N/A

Shares available for future awards	21,895,177	1.740	14,561,054	1.157	510,546	0.041

Weighted average exercise price of all outstanding options under all plans:	CAD$4.68
Weighted average remaining term of all outstanding options under all plans:	2.75 years
Aggregate number of full-value awards that have not vested or earned	RSUs: 2,730,952 RPSUs: 4,457,666

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Shares for issuance

	Restricted Share Plan	Share Option Plan	Share Purchase Plan

Maximum number of common shares reserved for issuance, as of December 31, 2020	50,000,000	31,166,667	5,666,666

Percent of common shares outstanding (approximate)	3.97%	2.48%	0.45%

Maximum number of common shares authorized for issuance to any one insider and such insider's associates under each plan within a one-year period	5% of the total common shares then outstanding		None

Maximum number of common shares reserved for issuance to any one person under each plan	5% of the total common shares then outstanding		None

Maximum number of common shares authorized for issuance to insiders, at any time, under all compensation arrangements of the company	10% of total common shares outstanding

Maximum number of common shares issued to insiders under all compensation arrangements of the company within a one-year period	10% of total common shares then outstanding

The following table sets out the overhang, dilution percentages in respect of options under the company's Share Option Plan for the fiscal years ended 2020, 2019, and 2018:

	2020	2019	2018

Overhang
The total number of options available for issuance, plus all options outstanding that have not yet been exercised, expressed as a percentage of the total number of issued and outstanding common shares of the company at the end of the fiscal year.	1.60%	1.81%	1.94%

Dilution
Options issued but not exercised, expressed as a percentage of issued and outstanding common shares of the company at the end of the fiscal year.	0.45%	0.81%	0.98%

The following table sets out the burn rate percentages in respect of equity securities under the company's Restricted Share Plan, Share Option Plan and Share Purchase Plan for the fiscal years ended 2020, 2019, and 2018:

	Restricted Share Plan [1]			Share Option Plan			Share Purchase Plan [3]

	2020	2019	2018	2020 [2]	2019	2018	2020	2019	2018

Burn Rate
The number of awards granted each year, expressed as a percentage of the weighted average number of outstanding common shares of the company at the end of the fiscal year.	0.19%	0.34%	0.28%	0%	0.16%	0.16%	0%	0%	0%

1.
RPSUs are reflected at target (100%); RPSUs can vest from 0 to 150% (or up to 200% based on HRCC discretion).

2.
No options were granted in 2020.

3.
No shares were issued under the Share Purchase Plan in 2018, 2019 and 2020. Common shares were purchased from the market.

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Pension and other benefit plans

The terms of the executive retirement allowance plan, the Canadian retirement plan, and the international long-term savings account are described under "Retirement plans" on page 126. The following is a table showing the accumulated value under all applicable retirement plans in which the NEOs participated during 2020 (sum of elements may vary slightly due to rounding) 1:

Name	Accumulated value at start of year	Compensatory	Non-compensatory	Accumulated value at year end

	(US$)	(US$)	(US$)	(US$)

J. Paul Rollinson	4,405,743	524,843	55,688	4,986,274

Andrea S. Freeborough	477,760	108,753	29,104	615,617

Geoffrey P. Gold	3,082,160	280,977	38,563	3,401,700

Paul B. Tomory	638,179	137,662	11,747	787,588

Claude J.S. Schimper	391,164	38,369	59,548	489,081

1.
Retirement allowance values are in Canadian dollars and were converted to U.S. dollars for purposes of this table using the exchange rate of CAD$1.00 = US$0.7854, with the exception of Mr. Schimper's values which are in U.S. dollars.

Employment contracts

Upon hire or promotion, all members of the senior leadership team enter into an agreement with the company relating to their employment (their employment agreement). The employment agreements set out the starting compensation terms for the executive, as well as additional terms and conditions of employment. Compensation, including the annual salary payable under each of these employment agreements, is reviewed and may be adjusted annually or as required, as outlined on page 117.

Compensation on termination of employment

Among other things, the employment agreements for each of the senior leadership team members generally outline terms relating to termination of employment with the company.

The tables below outline the compensation payable to senior leadership team members in the event of termination of employment without cause by the company, or the resignation by an executive following a material or detrimental alteration of the employee's position, a material reduction of salary or other specific adverse events for the SLT member (a triggering event). The tables also outline the compensation to SLT members if the executive's employment is terminated or the executive is subject to a triggering event within 18 months of the change of control of the company, which includes, among other things:

•
a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by Kinross shareholders,

•
a sale of assets of the company that have an aggregate book value of more than 30% of the book value of the assets of the company,

•
the acquisition by any person, entity or group of persons or entities acting jointly acquiring 20% or more of the votes attached to securities of the company which may be cast to elect directors of the company or its successor,

•
dissolution, liquidation or winding up of the company, or

•
an event following which the company's nominees for the board of directors do not constitute a majority of the board of directors.

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In 2020, the following terms applied to all senior leadership team members:

Provision	Termination without cause [1]	Termination following change of control

Lump sum severance payment equal to the aggregate of:	2 times:

•

base salary, and

•

the greater of the target and average bonus paid in the two prior fiscal years (or, if employed for less than two years, the previous year's bonus, or if none, the target bonus)

plus:

•

the greater of the target and average bonus paid in the two prior fiscal years, prorated to the date of termination, in respect of the final year of employment.

3 times for Mr. Rollinson and Mr. Gold and 2 times for Mr. Tomory and Ms. Freeborough:

•

base salary, and

•

the greater of the target and average bonus paid in the two prior fiscal years (or, if employed for less than two years, the previous year's bonus, or if none, the target bonus)

plus:

•

the greater of the target and average bonus paid in the two prior fiscal years, prorated to the date of termination, in respect of the final year of employment.

Reimbursement for legal and financial counselling services:	up to CAD$10,000 (up to CAD$25,000 for Mr. Rollinson)	up to CAD$10,000 (up to CAD$25,000 for Mr. Rollinson)

Benefits:	continue for 2 years or, alternatively, a lump sum payment in lieu of benefits equal to:

•

for Mr. Gold, 30% of salary;

•

for Mr. Tomory and Ms. Freeborough, 20% of salary; and

•

for Mr. Rollinson, a lump sum payment of CAD$500,000.

continue for 3 years for Mr. Rollinson and Mr. Gold and 2 years for Mr. Tomory and Ms. Freeborough or, alternatively, a lump sum payment in lieu of benefits equal to:

•

for Mr. Gold, 30% of salary;

•

for Mr. Tomory and Ms. Freeborough, 20% of salary; and

•

for Mr. Rollinson, a lump sum payment of CAD$750,000.

Executive retirement allowance plan (ERAP):	lump sum equal to the present value of 2 years of ERAP contributions.	lump sum equal to the present value of 3 years of ERAP contributions for Mr. Rollinson and Mr. Gold and 2 years for Mr. Tomory and Ms. Freeborough.

RSUs, RPSUs and options:	Mr. Rollinson: 50% of all outstanding RSUs and options, and 50% of all RPSUs which would otherwise have vested during the ensuing 2 years, would vest immediately on termination, and the balance on the first anniversary of termination, subject to potential forfeiture [2].

Mr. Gold, Mr. Tomory and Ms. Freeborough [3]: all equity which would otherwise have vested during the ensuing 2 years will be permitted to vest in normal course (not accelerated); and the executives will be permitted to exercise vested options at any time from vest through the date which is the earlier of: (a) 60 days after the end of the severance period or (b) the expiry date based on the original term of the option. All such equity will remain subject to the recoupment policy.

All outstanding RSUs, RPSUs and options vest immediately and remain in effect until their normal expiry.

1.
All agreements for executives hired from 2011 forward include reduced provisions on termination where such termination occurs within the first six months after the date of hire.

2.
The RSUs, RPSUs and options scheduled to vest on the first anniversary may be forfeited if, prior to that vesting date, the board determines that the executive failed to act in the best interests of the company or deliberately engaged in illegal activity.

3.
In the case of Mr. Tomory and Ms. Freeborough, the company may exercise its discretion to cancel the equity and pay a cash value in lieu of allowing the RSUs and RPSUs to vest.

In the case of Mr. Schimper, should his employment be terminated by the company for any reason other than just cause, he will be entitled to a lump sum severance payment equal to eighteen (18) months' base salary plus target bonus. Health and dental benefits will continue for eighteen (18) months or, alternatively, a lump sum payment in lieu of benefits equal to 20% of salary. All unvested RSUs, RPSUs and options are forfeited and cancelled immediately. No incremental benefits will be paid to Mr. Schimper for termination following a change of control of the company.

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Termination of employment is always by written notice, and may be by the company, with or without cause, or by the resignation of the executive. Following termination of employment, each of the senior leadership team members under his or her employment agreement is subject to non-competition and non-solicitation covenants for a period of 12 months (except where such termination occurs in the first six months of employment, then such covenants are for three months).

Compensation on retirement or death

Type of termination	Severance	Short-term incentive	Options [1]	RSUs / RPSUs [1]	Benefits	Retirement plan

Retirement	None	Prorated incentive paid based on date of retirement	Vested options must be exercised within 60 days; unvested options are forfeited	All RSUs / RPSUs subject to a restricted period are forfeited, and those subject solely to a deferred payment date are settled for common shares	None	Accrued retiring allowance or pension, or value of savings plan account, payable, as applicable

Death	None	Prorated incentive paid based on date of death	All unvested options vest, can be exercised until the earlier of 12 months and original expiry	All RSUs / RPSUs are immediately vested	Health and dental benefits continue for eligible dependents for 2 years for SLT members and 3 months for Mr. Schimper	Accrued retiring allowance or pension, or value of savings plan account, payable to surviving beneficiary or estate, as applicable

1.
All equity is permitted to vest in accordance with the normal vesting schedule when senior leadership team members: 1) reach the minimum early retirement age as specified in the company pension plan in which they participated, or age 55, whichever is greater; 2) have a minimum of 10 years of service; and 3) provide a minimum three months' notice of intent to retire. In addition, executives who achieve these minimum service and age requirements and retire on good terms following a successful transition to a successor would be eligible to receive a retiring allowance, calculated as 12 months' base salary plus a cash payment representing the present value of three years' additional retirement plan accrual. Currently none of our NEOs meet these requirements for the equity vesting or the retiring allowance.

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Incremental payments on termination, retirement and death

The following table shows the value of the estimated incremental payments, payables, and benefits to each NEO that would have resulted had the relevant triggering event occurred on the last business day of the most recently completed fiscal year.

Name	Estimated incremental value of termination as of December 31, 2020 [1]

	Compensation component	Termination without cause	Termination following change of control	Retirement / resignation [2]	Death / change of control [3]	Termination with cause

J. Paul Rollinson	Severance payment	6,165,388	9,248,082	0	0	0

	Accelerated vesting of equity	3,629	54,895	0	54,895	0

	Benefits / ERAP	1,509,552	2,245,573	0	0	0

	Total	7,678,569	11,548,549	0	54,895	0

Andrea S. Freeborough	Severance payment	1,553,128	1,553,128	0	0	0

	Accelerated vesting of equity	0	9,318	0	9,318	0

	Benefits / ERAP	326,931	326,931	0	0	0

	Total	1,880,059	1,889,377	0	9,318	0

Geoffrey P. Gold	Severance payment	3,298,679	4,948,018	0	0	0

	Accelerated vesting of equity	0	23,878	0	23,878	0

	Benefits / ERAP	792,821	1,081,562	0	0	0

	Total	4,091,500	6,053,459	0	23,878	0

Paul B. Tomory	Severance payment	1,939,937	1,939,937	0	0	0

	Accelerated vesting of equity	0	13,574	0	13,574	0

	Benefits / ERAP	426,281	426,281	0	0	0

	Total	2,366,219	2,379,793	0	13,574	0

Claude J.S. Schimper	Severance payment	538,496	538,496	0	0	0

	Accelerated vesting of equity	0	0	0	6,265	0

	Benefits / ERAP	53,850	53,850	0	0	0

	Total	592,345	592,345	0	6,265	0

1.
This table reflects the estimated incremental payments that are triggered under each circumstance identified in the respective headings. Termination payments calculated and payable in Canadian dollars were converted to U.S. dollars for purposes of this table using the exchange rate of CAD$1.00 = US$0.7854. Totals in table may not add up due to rounding.

2.
Upon retirement or termination, NEOs receive accumulated values in the executive retirement allowance plan, any pension accrued under other retirement plans, or any accumulated values in the savings plan, as reported under the "Retirement plans" section on page 126. No NEOs are currently eligible to receive any other incremental amounts in the event of retirement.

3.
Upon death or change of control, RSUs, RPSUs and options vest immediately. The amounts shown represent the present value of the accelerated vesting of options, RSUs and RPSUs (assuming vesting at target) under the terms of the respective plans. Discount rates used were generated using Canadian money market wholesale interest rates as at December 31, 2020 corresponding to each applicable discount period. No other incremental amounts would be paid.

Other than as described above, the company (and its subsidiaries) currently have no employment contracts in place with the NEOs, and no compensatory plans or arrangements with respect to the NEOs, that result or will result from the resignation, retirement or any other termination of such executives' employment with the company (and its subsidiaries), from a change of control of the company (and its subsidiaries) or a change in the NEOs' responsibilities following a change of control.

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DESCRIPTION OF COMPENSATION PROGRAM COMPONENTS

Base salary

To attract and retain a high-performing senior executive team, Kinross targets base salaries around the median of the compensation comparator group.

Base salaries paid to individual executives reflect:

•
the scope, complexity and responsibility of the position,

•
salary levels for similar positions in Kinross' comparator group,

•
the executive's previous experience and time in role, and

•
the executive's performance.

Each year Kinross reviews competitive market data and completes individual performance assessments. Where necessary, base salaries are adjusted to reflect individual performance and internal equity, and to remain competitive in the market. The human resources and compensation committee reviewed base salaries in February 2020 and decided not to increase base salaries for the SLT members at that time.

In July 2020, following the publication of updated compensation data for peer companies, the committee completed a comprehensive review of salaries relative to market for each role, considering the factors noted above, but with a particular focus on time and development in role. As part of this analysis, the committee reviewed an analysis of how the median market salaries for each role have fluctuated over the past five years, and established a "competitive range" considering that historical information. They also considered Kinross executive salaries relative to the market over the same period. Of the existing four members of the SLT, two are relatively new to their current roles, with salaries appropriately positioned lower relative to market. As a result, the committee wanted to ensure that there was a thoughtful plan to bring those salaries up to market over a reasonable timeframe, subject to continued growth and performance in the roles. Following this review, the committee decided to increase the salaries for the SLT members to better reflect current experience and performance relative to market peers, as a one-time adjustment for 2020 and 2021. This increase took effect July 2020, and no further increases were awarded for 2021. The next review of SLT salaries will be in 2022.

Mr. Schimper's salary was reviewed along with all other employees in February 2020 and February 2021. He received a 3% increase in February 2020, and a further 2% increase in February 2021. The following are the salaries for the named executive officers (all paid and shown in Canadian dollars with the exception of Mr. Schimper's salary, which is paid and shown in U.S. dollars) for 2021:

•
J. Paul Rollinson: $1,570,000

•
Andrea S. Freeborough: $565,000

•
Geoffrey P. Gold: $840,000

•
Paul B. Tomory: $650,000

•
Claude J.S. Schimper: $274,633

Further information regarding each executive's 2020 base salary is provided with the "Summary compensation table" on page 106.

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Short-term incentive plan

Kinross' short-term incentive plan covers employees at a professional level and above across the company and is designed to reward company, site / region, and individual performance in the most recent fiscal year. The measures for the year are focused on strategic and operational metrics which are within the control of executives and employees and are cascaded throughout the organization. The senior leadership team short-term incentives are calculated as follows:

1.
0-200% for CEO

Target incentive – Short-term incentive targets are established based on competitive market data and internal equity, and target levels are reviewed regularly for competitiveness. No adjustments were made to the short-term incentive targets for NEOs for 2020 or 2021.

Company performance multiplier – Each year, the board reviews company performance against the objectives established for the senior leadership team, as well as the company's relative performance compared to its competitors. The board then determines the company performance multiplier that will apply to the senior leadership team. This multiplier can range from 0 – 150% (200% for the CEO), and makes up approximately 60% of their total short-term incentive. The weighting on company performance varies by level across the organization, and the multiplier for employees, determined based on Four Point Plan objectives, may be different from that for the senior leadership team. For 2020, the board approved a company performance multiplier of 120% for all employees, including the senior leadership team (for details, see "2020 SLT and Four Point Plan measures" on page 83).

Individual performance multiplier – For the senior leadership team, the remaining 40% (approximately) of the short-term incentive is based on individual performance and for other employees the weighting on individual performance is 50%. The CEO reviews individual performance for his direct reports against individual objectives aligned to the Four Point Plan for the year, and determines an individual performance multiplier using the same range (0 – 150%). A similar review for the CEO's performance is completed by the human resources and compensation committee. The assessment of individual performance is not a formulaic process and judgement is exercised in determining the individual performance multiplier to be applied. Details regarding individual performance and the resulting multipliers are provided under "Individual performance – Named executive officers", starting on page 97.

Site performance multiplier – For employees below the senior leadership team who participate in the global compensation program, a site performance multiplier makes up the remaining portion of the short-term incentive. The weighting varies by level across the organization, and the multiplier, which ranges from 0 – 150%, is determined based on the site Four Point Plan objectives.

Adjustments – Once the short-term incentive is calculated using the factors and formula outlined above, the pay mix is also reviewed, and adjustments may be made to the proposed short-term incentive and/or planned equity awards for the senior leadership to better align cash and equity to the target pay mix.

In addition, the CEO and the human resources and compensation committee retain discretion to make adjustments to the final individual incentive payments based on factors such as market performance and competitive compensation, year-over-year performance and compensation, and internal equity.

For executives who are not members of the senior leadership team, the calculations are more formulaic and determined based on the multipliers outlined above.

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The CEO and the human resources and compensation committee also retain the right to exercise discretion when making short-term incentive compensation decisions to reflect extraordinary events, prevailing circumstances and market conditions as outlined under "Using discretion", on page 77.

As outlined in detail under "Using discretion" on page 77, in 2020, the committee exercised its discretion in three ways: (1) adjusted the short- and long-term incentives for Messrs. Gold and Tomory to achieve a better balance between cash and equity; (2) reduced the individual performance ratings for Messrs. Rollinson and Tomory in recognition of the mine site fatality; and (3) adjusted the performance score of the guidance measure of the SLT measures. No other discretion was applied to adjust the short-term incentive awards for the CEO or other NEOs.

Details of the 2020 short-term incentive calculation for each NEO is outlined on page 105.

Long-term incentives

Kinross provides long-term equity incentive compensation with the following objectives:

•
align the interests of executives with those of shareholders,

•
focus efforts on improving shareholder value and the company's long-term financial strength,

•
reward high levels of performance,

•
provide incentive for high levels of future performance, and

•
provide a retention incentive to continue employment with the company by providing executive officers with an increased financial interest in the company.

Long-term incentives are granted as part of the company's annual performance and compensation review, and may also be granted on hire, and in certain circumstances, as a result of a promotion. In determining eligibility and target grant levels for long-term incentives, the human resources and compensation committee considers competitive market practices, as well as internal equity and the importance of different roles to the organization.

The value of an individual's actual annual grant is determined as a multiplier of annual base salary based primarily on company and individual performance. Other factors considered include: position, level of responsibility, long-term performance, potential, and retention factors. The human resources and compensation committee also considers each NEO's existing holdings and outstanding awards (including previously granted awards) prior to determining the annual grant. The value of the annual grant may be further reduced or increased based on the positioning of total direct compensation relative to the comparator group, considering relative individual and company performance and other factors. The resulting pay mix is then reviewed with adjustments made to the proposed short-term incentive and/or planned equity awards to better align cash and equity for each NEO to the target pay mix. The CEO and the human resources and compensation committee may exercise discretion to reflect extraordinary events, prevailing circumstances, and market conditions.

Once the total value of the grant has been determined, it is divided among the component elements of Kinross' long-term incentive plans: for the 2020 performance year, RSUs and RPSUs. The RSU component may be further divided among cash-settled RSUs and equity-settled RSUs. Each year the human resources and compensation committee reviews the relative weighting of each component as compared to current competitive market practices and the objectives of the plan, and makes adjustments as needed.

Kinross believes that each element in our long-term incentive plan plays an important role:

  RPSUs:    the performance metrics attached to the RPSUs provide for greater alignment between company performance and realized pay, provide an additional incentive for future performance, and help direct management's focus on the key priorities over the performance period. In addition, as all RPSUs are settled in equity, and with a 50% weighting on the relative TSR metric, there is strong alignment with shareholders.

  RSUs:    RSUs provide for alignment with shareholders, as the value is dependent on the stock price. Equity-settled RSUs increase executive shareholdings, and provide for alignment even after the RSUs have vested for as long as the executives continue to hold the shares. Cash-settled RSUs are not dilutive, and allow executives to receive a small component in cash, aligned to share price performance during the vesting period, without executives trying to 'time' their share sales.

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From 2008 to 2018, the committee increased the weighting on RPSUs for the senior leadership team five times, from 5% to 50%. RPSUs had made up 50% of the long-term incentives granted to the CEO since 2014 and to the other senior leadership team members since 2015. For the 2019 annual compensation awards, the committee removed options from the long-term incentive plan and further increased the weighting on RPSUs to 55% for the senior leadership team and 50% for other senior vice-presidents. We believe that putting a greater emphasis on performance-based equity will create better alignment with shareholder interests, and this shift in the equity mix is in line with feedback we have received from shareholders. With the removal of options, the weighting on RSUs increased to 45% for the senior leadership team and 50% for other senior vice-presidents. For the senior leadership team, two-thirds of RSUs granted in 2021 (with respect to 2020) will be settled in equity when they vest, and the balance will be cash-settled. For all other executives, RSUs granted in 2021 with respect to 2020 (and all prior years) are fully settled in equity. RPSUs granted in 2021 (and all prior years) are fully settled in equity and can vest at zero if performance does not meet the threshold. No further changes were made to the equity mix for the compensation awards with respect to 2020. The weighting of the components of the annual equity award for the past five years is as follows:

	Component	2016 weightings	2017 weightings	2018 weightings	2019 weightings	2020 weightings

SLT	RPSUs	50%	50%	50%	55%	55%

	RSUs [1]	30%	30%	30%	45%	45%

	Options	20%	20%	20%	0%	0%

Other SVPs	RPSUs	35%	40%	40%	50%	50%

	RSUs [1]	50%	45%	45%	50%	50%

	Options	15%	15%	15%	0%	0%

1.
For the grants with respect to 2016, RSUs are equity settled. For the grants with respect to 2017 and subsequent years, RSUs are fully equity-settled for other SVPs, but for the SLT were 50% cash-settled for 2017 and 2018, and one-third cash-settled for 2019 and 2020, with the balance being equity settled.

In 2009, Kinross implemented an automatic securities disposition plan (ASDP) to provide an opportunity for senior leadership team members to sell a portion of the common shares issued on vesting of RSUs at times when they might otherwise be unable to do so due to restrictions under Canadian securities laws or trading blackouts imposed under Kinross' insider trading policy.

Executives make an election to participate in the ASDP and may participate only if they meet Kinross' minimum share ownership requirements (see page 74). The ASDP enables participating executives to automatically sell up to 25% of the common shares issuable to them following vesting of their RSUs. These common shares are sold by an independent securities broker following a pre-determined quarterly sales schedule. There are certain restrictions on an executive's ability to modify or terminate their participation in the plan.

In 2020, no senior executives participated in the ASDP.

Restricted share units

Kinross' long-term incentive plan includes both cash-settled and equity-settled RSUs. Equity-settled RSUs are granted under the Kinross Restricted Share Plan, while cash-settled RSUs are granted under the Restricted Share Unit Plan (Cash-Settled). In determining the value of grants for the NEOs, the human resources and compensation committee considers previous grants (i.e. existing holdings and outstanding awards). Effective January 1, 2020, the number of equity-settled or cash-settled RSUs granted to an eligible employee is determined by dividing the dollar value of the grant by the volume weighted average TSX share price for the five trading days immediately preceding the date of grant.

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Key terms under both plans include the following (note that RPSUs are granted under the Kinross Restricted Share Plan):

Eligibility	Eligible individuals include employees of the company and designated affiliates and individuals who provide consulting, technical, management or other services to Kinross or a designated affiliate and who spend or will devote a significant amount of time or attention to Kinross pursuant to a contract with such individuals or the individual's employer. Non-employee directors are not eligible to participate in this plan.

Restricted period	Equity-settled RSUs: At least one-third of the RSUs in a particular grant are restricted until the first anniversary of the grant, one-third until the second anniversary of the grant and one-third until the third anniversary of the grant.

Cash-settled RSUs: The vesting for cash-settled RSUs is the same as that for equity-settled RSUs except in the case of annual compensation grants, which are granted in February with respect to the prior year. For these grants, the final third vests in December of the second year after grant to comply with Canada Revenue Agency rules.

RPSUs: RPSUs generally vest on the third anniversary of the grant.

Vesting	Equity settled RSUs, including RPSUs: a performance multiplier will be determined for RPSUs before the vesting. Each RSU or RPSU is exercisable for one common share, without additional consideration, after the expiry of a restricted period established at the time of grant. Holders also have the option of forfeiting shares otherwise receivable in exchange for the company paying taxes on the holder's behalf.

Cash-settled RSUs: a payment will be calculated using a volume-weighted average share price for the five trading days immediately preceding the vesting date multiplied by the number of vested restricted share units.

Deferred payment date	Canadian participants may elect to determine a deferred payment date for equity-settled awards, however they must give the company at least 60 days written notice before the restricted period expires. If a Canadian participant chooses to change a deferred payment date, written notice must be given to the company not later than 60 days before the deferred payment date to be changed.

Assignment	RSUs and RPSUs are not assignable.

Retirement or termination	During the restricted period: Any RSUs (including RPSUs) will automatically terminate on retirement or termination, unless otherwise determined by the human resources and compensation committee. The human resources and compensation committee may exercise discretion to abbreviate the restricted period due to a participant's termination of employment. However, for equity-settled awards, such discretion can be applied to no more than 10% of common shares authorized for issuance under the Restricted Share Plan, the Share Purchase Plan and the Share Option Plan.

After the restricted period and before any deferred payment date: Kinross will immediately issue the common shares issuable on the vesting of equity-settled RSUs to the participant.

Death or disability	In the event of death or total disability, any RSUs and target RPSUs held by the deceased or disabled participant will immediately vest.

Change of control	All outstanding RSUs and RPSUs will become vested (at target), notwithstanding the restricted period or any deferred payment date.

Change of control includes, among other things:

•

a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by the shareholders;

•

a sale of assets of the company that have an aggregate book value of more than 30% of the book value of the assets of the company; or

•

the acquisition by any person, entity or group of persons or entities acting jointly, resulting in any such person(s) or entity(ies) becoming a control person of the company.

Dividends	When normal cash dividends are paid to holders of common shares, participants holding RSUs (including RPSUs) subject to a restricted period will be credited with dividend equivalents in the form of additional RSUs. The number of such additional RSUs will be calculated by multiplying the amount of the dividend declared and paid per common share by the number of RSUs recorded in the participant's account on the record date for the dividend payment, and dividing by either:

•

for equity-settled RSUs, the closing price of the common shares on the TSX on dividend payment date; or

•

for cash-settled RSUs, the volume weighted average share price for the five trading days immediately following the dividend payment date.

RSUs credited to a participant's account as dividend equivalents will be subject to the same restricted period as the RSUs to which they relate.

Number of shares under the plan	The number of shares which may be issued under the Restricted Share Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Restricted Share Plan and cannot be increased without shareholder and regulatory approval.

RSUs which terminate prior to the lapse of the restricted period or are settled in cash do not reduce the number of shares which may be issued under the Restricted Share Plan.

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Plan amendments – Restricted Share Plan

Under the terms of the Restricted Share Plan, shareholder approval is required for any amendment, modification or change that:

•
increases the number of common shares reserved for issuance under the Restricted Share Plan, except in connection with a change of control or pursuant to the provisions in the Restricted Share Plan which permit the human resources and compensation committee to make equitable adjustments in the event of transactions affecting the company or its capital,

•
extends eligibility to participate in the Restricted Share Plan to non-employee directors,

•
permits restricted share rights to be transferred other than for normal estate settlement purposes,

•
permits awards, other than the restricted share rights, to be made under the Restricted Share Plan,

•
reduces restrictions on the restricted period for RSUs (including RPSUs) except in the event of death, retirement, or termination of employment or upon a change of control, or

•
deletes or reduces the range of amendments which require shareholder approval.

In addition, under TSX listing requirements, shareholder approval is required for any amendment, modification, or change to remove or exceed the 10% limit on the number of common shares authorized for issuance, or issued, to insiders as a group.

Other amendments may be made without shareholder approval including amendments of a housekeeping nature, adjustments to outstanding RSUs in the event of certain corporate transactions, specifying practices with respect to applicable tax withholdings, the addition of covenants for the protection of participants, and changes to vesting provisions.

Restricted performance share units

Beginning with the equity grant for 2008 (granted in February 2009), Kinross introduced RPSUs, which are equity-settled RSUs with a performance element. In determining the value of grants for the NEOs, the human resources and compensation committee considers previous grants (i.e., existing holdings and outstanding awards). The number of units granted to an eligible employee is determined by dividing the dollar value of the grant by the unit value determined using a "Monte Carlo" model for the relative total shareholder return portion of the RPSUs and, effective January 1, 2020, the volume weighted average TSX share price for the five trading days immediately preceding the date of grant for the other performance measures.

RPSUs are granted under the Restricted Share Plan, settled in equity and are subject to all the key terms under the Restricted Share Plan outlined above, including treatment on termination, death or disability, and change of control. As with all grants under the restricted share plan, the grant of RPSUs is accompanied by a restricted share agreement which outlines the specific terms associated with that grant. The agreement associated with RPSUs generally includes the following additional terms:

•
the restricted period for RPSUs is three years (no RPSUs vest until the third anniversary of the grant), and

•
RPSU vesting is subject to company performance relative to established performance measures during the three associated calendar years.

For information on RPSU performance measures, targets, and results, please see the "Measuring company performance in our long-term incentive plan" section beginning on page 87.

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Stock options

In 2019, the human resources and compensation committee decided to change the mix of equity granted to executives and remove stock options from this mix beginning with the grant in February 2020. No grants of options were made in 2020 or with the grant of February 2021. Prior grants were granted under the Share Option Plan.

The following are some key terms under the Share Option Plan which apply to all grants of options:

Eligibility	Eligible individuals include employees of the company and designated affiliates and individuals who provide consulting, technical, management or other services to Kinross or a designated affiliate and who spend or will devote a significant amount of time or attention to Kinross pursuant to a contract with such individuals or the individual's employer. Non-employee directors are not eligible to participate in this plan.

Vesting	Options become exercisable in thirds: one-third on the first anniversary of the grant, one-third on the second anniversary of the grant and one-third on the third anniversary of the grant. The human resources and compensation committee reserves the right to determine when the participant's options become exercisable within the term of the option.

Expiry	Options expire after seven years. However, for options which are scheduled to expire during a corporate trading blackout period applicable to the particular option holder, the term of the option will not expire until the 10th business day following the expiry of the blackout period applicable to the particular option holder.

Exercise price	The exercise price for each common share is determined by the human resources and compensation committee at the time of grant, but is not less than the closing price of the common shares of the company listed on the TSX on the trading day preceding the day on which the option is granted.

Assignment	Options are not assignable.

Retirement or termination	Options already exercisable: Generally these options must be exercised within 60 days, subject to human resources and compensation committee discretion, as noted below.

Options not yet exercisable: Generally any options will be automatically terminated, subject to human resources and compensation committee discretion, as noted below.

The human resources and compensation committee reserves the right to determine the extent to which any options may be exercised or cease to be exercisable. The maximum number of options whose exercisability may be accelerated at the discretion of the human resources and compensation committee in connection with the termination of employment of a participant is limited to no more than 10% of the common shares authorized for issuance under the Share Option Plan, Share Purchase Plan and Restricted Share Plan.

Death	Any option held by the deceased at the date of death will become immediately exercisable, in whole or in part, by the deceased's estate for a period ending on the earlier of the expiration of 12 months and the expiration of the option period.

Change of control	All outstanding options vest and become exercisable immediately. Change of control includes, among other things:

•

a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by the shareholders;

•

a sale of assets of the company that have an aggregate book value of more than 30% of the book value of the assets of the company; or

•

the acquisition by any person, entity or group of persons or entities acting jointly resulting in any such person(s) or entity(ies) becoming a control person of the company.

Number of options under the plan	The number of options which may be issued under the Share Option Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Share Option Plan and cannot be increased without shareholder and regulatory approval.

Plan amendments – Share Option Plan

Under the terms of the Share Option Plan, shareholder approval is required for any amendment, modification, or change that:

•
increases the number of common shares reserved for issuance under the Share Option Plan, except in connection with a change of control or pursuant to the provisions in the share option plan which permit the human resources and compensation committee to make equitable adjustments in the event of transactions affecting the company or its capital,

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•
reduces the exercise price of an option except in connection with a change of control or pursuant to the provisions in the plan which permit the human resources and compensation committee to make equitable adjustments in the event of transactions affecting the company or its capital,

•
extends the term of an option beyond the original expiry date, or permits the expiry of an option to be beyond ten years from date of grant,

•
extends eligibility to participate to non-employee directors,

•
permits stock option rights to be transferred other than for normal estate settlement purposes,

•
permits awards, other than the stock option rights, to be made under the Share Option Plan,

•
reduces restrictions on the exercisability of options granted under this plan except in the event of death, disability, retirement or termination of employment or upon a change of control, or

•
deletes or reduces the range of amendments which require shareholder approval.

In addition, under TSX listing requirements, shareholder approval is required for any amendment, modification, or change to remove or exceed the 10% limit on the number of common shares authorized for issuance, or issued, to insiders as a group.

Other amendments may be made without shareholder approval including amendments of a housekeeping nature, adjustments to outstanding options in the event of certain corporate transactions, specifying practices with respect to applicable tax withholdings, the addition of covenants for the protection of participants, changes to vesting provisions, and a change to the termination provisions of an option which does not involve an extension of the term of an option beyond its original expiry date.

Employee benefits and perquisites

Benefits and perquisites

Kinross provides a competitive benefits program to all its Canadian employees, including members of the senior leadership team, which includes: medical and dental insurance for employees and their dependents; life and accidental death & dismemberment insurance; critical illness insurance; business travel accident insurance; and income protection in case of disability.

Members of the senior leadership team receive higher levels of insurance benefits (including life, accidental death & dismemberment, critical illness and business travel accident), home security services (tax paid by the company), and participate in the benefit reimbursement plan, which provides for reimbursement of certain eligible expenses up to an annual maximum based on executive level, and is taxable to the executive. In addition, a parking allowance is provided to Mr. Gold, and a car allowance to Mr. Rollinson. Where an executive is relocated on hire or promotion, he or she may also receive benefits which are greater than those generally available to other employees. The company covers the taxes associated with relocation benefits provided to employees at all levels.

The benefits and perquisites offered to the senior leadership team are comparable to those offered by companies in the comparator group, are taxable to the executive where required under applicable tax laws (subject to tax gross-ups in certain circumstances), and cease being provided to the executive upon termination, retirement, or death (see "Incremental payments on termination, retirement and death" on page 116 for further details).

Expatriate benefits

In order to attract and retain global talent, including senior executives, in all of our locations worldwide, Kinross provides a benefits program which is competitive in the local market, or, in the case of expatriate employees, is comparable to that offered by other companies to their expatriates. The expatriate benefits program includes medical and dental insurance for employees and their dependents; life and accidental death & dismemberment insurance; business travel accident insurance; and income protection in case of disability. In addition, Kinross provides premiums, allowances and tax benefits to employees on global assignments in accordance with the company's Global Mobility Policy. Compensation for certain expatriate employees is determined on a 'net' basis to provide a net package which is competitive in a range of countries from which we source candidates, and where there are varying tax and social security costs. The company then pays the mandatory tax and/or social security obligations in the home and host countries. Mr. Schimper is on an international assignment in the Far East region of Russia and as a result, receives the following additional benefits: foreign service and assignment premiums in recognition of the significant hardship of his particular location and the challenges and inconveniences experienced during his assignment; travel benefits; bank fees; and tax benefits. These benefits are reported in the "All Other Compensation" column of the "Summary compensation table" on page 106.

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Employee share purchase plan

Under Kinross' Employee Share Purchase Plan (ESPP), employees, including NEOs who elect to participate, may contribute up to 10% of their annual base salary to the plan, with Kinross matching up to 50% of the employee contributions. At the end of each quarter, common shares are purchased or issued to the employee with a value equal to the total of the employee and company contributions.

The following are some key terms under the Employee Share Purchase Plan which apply to all shares purchased or issued under this plan:

Eligibility	Full-time and part-time employees, including officers, whether directors or not, of the company or any designated affiliate.

Purchase price	Newly-issued treasury shares: The purchase price is the weighted average closing price for the twenty (20) consecutive trading days prior to the end of the quarter.

Shares purchased on the open market: The average price paid for all shares purchased.

Trading prices are the prices of the company common shares on the TSX for participants employed by a Canadian entity, or on the NYSE for participants not employed by a Canadian entity.

Holding period	All shares acquired by participants under the plan are subject to a six-month holding period.

Contribution changes	Employees can reduce, increase or suspend their contributions, with changes effective as of the beginning of the first calendar quarter following 60-days' notice. Employees may not make a change more than once within any six (6) month period.

Assignment	ESPP shares are not assignable.

Termination	Contributions which have not been used to purchase shares: Employee contributions are returned to the employee, and company matching contributions returned to the company.

Shares subject to the holding period: These shares are released to the employee after the expiry of the holding period.

Death, disability or retirement	In the event of death, total disability or retirement, ESPP shares will be distributed to the employee or the estate immediately.

Change of control	All shares subject to the holding period will be immediately deliverable to the participant. Employee contributions already withheld will be matched, with shares issued for the aggregate contribution.

Change of control includes, among other things:

•

a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by the shareholders;

•

a sale of assets of the company that have an aggregate book value of more than 30% of the book value of the assets of the company; or

•

the acquisition by any person, entity or group of persons or entities acting jointly resulting in any such person(s) or entity(ies) becoming a control person of the company.

Number of shares under the plan	The number of shares which may be issued under the ESPP in the aggregate and in respect of any fiscal year is limited under the terms of the ESPP and cannot be increased without shareholder and regulatory approval.

Plan amendments – Employee Share Purchase Plan

Under the terms of the Employee Share Purchase Plan (ESPP), shareholder approval is required for any amendment, modification, or change that:

•
increases the number of common shares reserved for issuance under the ESPP, except in connection with a change of control or pursuant to the provisions in the share purchase plan which permit the human resources and compensation committee to make equitable adjustments in the event of transactions affecting the company or its capital,

•
extends eligibility to participate in the ESPP to non-employee directors,

•
permits rights under the share purchase plan to be transferred other than for normal estate settlement purposes,

•
permits awards, other than the common shares, to be made under the ESPP, or

•
deletes or reduces the range of amendments which require shareholder approval.

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In addition, under TSX listing requirements, shareholder approval is required for any amendment, modification, or change to remove or exceed the 10% limit on the number of common shares authorized for issuance to insiders, or issued to insiders, as a group.

Other amendments may be made without shareholder approval including amendments of a housekeeping nature, adjustments to outstanding shares under the ESPP in the event of certain corporate transactions, specifying practices with respect to applicable tax withholdings, the addition of covenants for the protection of participants, and changes to vesting provisions.

Retirement plans

Executive retirement allowance plan

As part of its competitive total compensation package to attract and retain executives, and to assist executives in planning for retirement, Kinross provides an Executive Retirement Allowance Plan (ERAP) for the senior leadership team. The benefits available to the SLT under this plan are comparable to those offered by companies in the comparator group. Each member of the SLT participated in this plan in 2020; participants who are in this plan are not eligible to participate concurrently under any other Kinross-sponsored retirement plan.

The following sets out the terms of the Executive Retirement Allowance Plan:

Company contributions	The company made notional contributions of 15% of base salary and short-term incentive target bonus, accrued quarterly, beginning on the executive's membership date, and continuing throughout the executive's employment, including during any severance period following a change of control. Following 60 months of continuous service as a member of the ERAP, the executive receives an additional 3% notional contribution of base salary and short-term incentive target bonus accrued quarterly.

As security for all members of the ERAP, the company pays for the cost of an annual letter of credit sufficient to cover the total accrued benefits under the plan.

Membership and Eligibility	Membership date refers to the date the executive commenced employment or such other date as may be designated by the company (for example, upon promotion to the senior leadership team).

Employee contributions	None – the company covers all contributions and costs.

Interest	Interest is calculated and compounded on a monthly basis on the allocations to the ERAP using a rate equal to the average annual yield for Government of Canada bonds on the last day of the prior quarter.

Vesting	For executives who were members prior to May 1, 2015, benefits accrued in a month vest at the end of that month except for the additional 3% contribution which vests at a rate of 50% per month. For new executives who become members after May 1, 2015, all benefits vest at a rate of 50% at the end of each month. When a member has 96 or more months of continuous service, benefits will vest at 100% at the end of the month in which they are accrued.

Benefit on termination	The accrued allocation and accumulated interest are paid out to the executive following the termination of his or her employment, including any eligible severance period. The executive may elect (prior to termination) to receive this amount as either a lump sum payable in one or two installments, or in consecutive monthly payments over a period of up to 18 months following his or her termination date. Interest continues to be added to the outstanding balance during any such payment period.

Benefit on death (before termination or retirement)	The accrued allocation and accumulated interest are paid out as a lump sum to the named beneficiary of the executive, or to the estate.

Other retirement plans

Kinross provides benefit packages which are competitive in the local markets in which we operate, and which often include retirement or other savings plans. As an expatriate employee, Mr. Schimper participates in the International Long-Term Savings Account (ILTSA). Employees participating in this plan receive additional compensation (contributions) equal to 6% of salary directed into the Savings Account. In addition, if a participating employee chooses to make optional contributions, matching amounts up to an additional 4% of salary are directed into the Savings Account.

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Governance

Kinross is committed to the highest standards of corporate governance and accountability. We actively monitor developments in best practices and applicable laws to ensure that the company meets that commitment.

100% independent board committees
All Kinross board committees comprised entirely of independent directors

Robust shareholder engagement program
Contacted shareholders representing more than 50% of our issued and outstanding shares

In This Section:

Highlights	128
Regulatory compliance	128
Code of business conduct and ethics	129
Role of the board of directors	130
Assessing the board	131
Nominating and method of voting for directors	132
Diversity	132
Board term and renewal	138

LETTER TO SHAREHOLDERS	EXECUTIVE SUMMARY	VOTING	BUSINESS OF THE MEETING	DIRECTORS	EXECUTIVE COMPENSATION	GOVERNANCE	APPENDICES

GOVERNANCE

Kinross and the board recognize the importance of corporate governance to the effective management of the company and to the protection of its employees, shareholders and other stakeholders. Kinross' approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the company are effectively managed so as to enhance shareholder value.

HIGHLIGHTS

Financial

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For 2020, non-audit fees were approximately 7% of total fees charged by the company's auditor,

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No adverse audit opinions since formation in 1993,

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Chair of the audit and risk committee is a "financial expert".

Directors

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3 of 9 directors are women (33%)

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In 2020, 9 of 10 (90%) directors were independent, including an Independent Chair, and 8 of 9 (89%) nominees for election at the meeting are independent,

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All board committees are composed solely of independent directors,

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8 of 9 directors had 100% attendance at the board and their respective committee meetings in 2020,

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The board met independently of management at all of its meetings (100%) in 2020, including at all regularly scheduled board meetings,

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All of the board committees met independently of management at all of their respective meetings in 2020,

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89% of directors standing for re-election at this meeting were re-elected in 2020 with greater than 97% of the votes cast,

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Directors are subject to share ownership requirements and, as applicable, all directors currently meet those requirements, and

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The company has a shareholder rights plan in effect until 2027, reconfirmation of which is being sought at this meeting.

REGULATORY COMPLIANCE

The board, through its corporate governance and nominating committee (CGNC), monitors the extensive and continuing changes to the regulatory environment with respect to corporate governance practices. The CGNC recommends to the board changes to the company's governance practices in light of changing governance expectations, regulations and best practices. The board will continue to review and revise the company's governance practices in response to changing governance expectations, regulations and best practices.

Kinross' corporate governance practices have been designed to align with applicable Canadian corporate governance guidelines and other requirements. In addition, Kinross is fully compliant with National Instrument 52-110 pertaining to audit committees adopted by Canadian Securities Administrators.

Although, as a regulatory matter, the majority of the corporate governance listing standards of the NYSE (the NYSE standards) are not applicable to the company, the company has corporate governance practices that are substantially compliant with the NYSE standards. Details of the company's corporate governance practices compared to the NYSE standards are available for review on the company's website at www.kinross.com.

Our board of directors

There are currently nine members of the board, of whom eight are independent within the meaning of the Corporate Governance Guidelines and the NYSE standards. The independent directors hold regularly scheduled meetings (at least once every quarter) at which non-independent directors and management are not present. Mr. Rollinson is not independent as he is an officer of Kinross.

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The Chair of the board (also referred to as the Independent Chair) is an independent director who has been designated by the board to provide leadership and to enhance and ensure, with assistance from the CGNC and the other committees of the board, the independence of the board. Ms. McLeod-Seltzer was appointed as Chair of the board effective January 1, 2019.

The responsibilities of the Independent Chair are set out in a position description for the Independent Chair adopted by the board. These responsibilities may be delegated or shared with the CGNC and/or any other independent committee of the board and include responsibilities such as:

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chairing all meetings of directors,

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providing leadership to the board to enhance the board's effectiveness,

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managing the board,

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acting as a liaison between the board and management, and

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representing the company to certain external groups.

A copy of the position description of the Independent Chair is available on the company's website at www.kinross.com or upon request to the Corporate Secretary.

The board fulfills its mandate directly and through its committees at regularly scheduled meetings or as required. The frequency of meetings may be increased and the nature of the agenda items may be amended depending upon the state of the company's affairs and in light of the opportunities or risks that the company faces. The directors are kept informed of the company's operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

The board has adopted performance schedules for each of its committees. These performance schedules have been developed by the CGNC as a tool to ensure:

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the adequate scheduling of meetings for the purpose of fulfilling all duties of the board and the committees as set out in their charters,

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the fulfillment of the board and committee duties, and

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the evaluation of the fulfillment of such duties in light of the board and committee charters.

The directors meet without management at each board meeting to review the business operations, corporate governance and financial results of the company. In 2020, the independent directors met without Mr. Rollinson or other members of management present at all (thirteen) of the board meetings held during the year.

The attendance record of each director standing for re-election at the meeting, at all board and committee meetings held during the previous year and the names of other reporting issuers for whom certain Kinross directors also serve as directors, are set out in the tables appearing under "About the nominated directors" on page 34.

A copy of the board mandate (charter of the board of directors) and the charters of each of the committees is available on the company's website at www.kinross.com or upon request to the Corporate Secretary. A copy of the charter of the board of directors of the company is also attached as Appendix A.

CODE OF BUSINESS CONDUCT AND ETHICS

As part of its commitment to maintaining the highest ethical standards, the board has adopted a code of business conduct and ethics (the Code) for its directors, officers, employees and contractors. The CGNC has responsibility for monitoring compliance with the Code by ensuring that all directors, officers, employees and contractors receive and familiarize themselves with the Code and acknowledge their support and understanding of the Code. Any non-compliance with the Code is to be reported in accordance with the Code and the company's Whistleblower Policy, to the Chair of the CGNC, the Chair of the audit and risk committee, the Chief Legal Officer, the General Counsel, the Vice-President, Compliance or, as applicable, to the Vice-President, Global Human Resources.

The Code was most recently amended in February 2021 to reflect changes in current best practices. A copy of the Code may be accessed on the company's website at www.kinross.com or under the company's profile on SEDAR at www.sedar.com.

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The board takes steps to ensure that directors, officers and employees exercise independent judgment in considering transactions and agreements in respect of which a director, officer or employee of the company has a material interest, which include ensuring that directors, officers and employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting conflicts of interest. Where a director declares an interest in any material contract or transaction being considered at a meeting of directors, the director absents himself or herself from the meeting during the consideration of the matter, and does not vote on the matter.

The board encourages adherence to an overall culture of ethical business conduct by:

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promoting compliance with the Code, including applicable laws, rules and regulations,

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providing guidance to directors, officers and employees to help them recognize and deal with ethical issues,

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promoting a culture of open communication, honesty and accountability,

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ensuring adequate training is provided for proper understanding of, and compliance with the Code, and

•
ensuring awareness of disciplinary action for violations of ethical business conduct.

The Code, along with the company's anti-corruption compliance protocol, addresses the compliance framework contemplated under various anti-corruption laws in Canada, the United States and other jurisdictions in which Kinross operates.

The company's Vice-President, Compliance, provides day-to-day leadership to and manages the company's global compliance with the Code and other core policies including management of the company's Whistleblower Policy and program, reporting quarterly on such matters to the board and/or its applicable committees.

ROLE OF THE BOARD OF DIRECTORS

The board mandate has been formalized in a written charter. The board discharges its responsibilities directly and through committees of the board, comprising the audit and risk committee (ARC), corporate governance and nominating committee (CGNC), corporate responsibility and technical committee (CRTC) and human resources and compensation committee (HRCC).

The charter of the board sets out specific responsibilities, some of which include:

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appointing the Independent Chair who is responsible for the leadership of the board and for specific functions to enhance the independence of the board,

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adopting a strategic planning process, approval of strategic plans and monitoring performance against such plans,

•
reviewing and approving corporate objectives and goals applicable to the senior leadership team of the company,

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defining major corporate decisions requiring board approval and approving such decisions as they arise from time to time, and

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obtaining periodic reports from management on the company's operations including reports on security issues surrounding the company's assets, property and employees and the relevant mechanisms that management has put in place.

Annually, the board reviews and approves a strategic plan that takes into account business opportunities and business risks consistent with Kinross' risk appetite.

Additional functions of the board are included in its charter or have been delegated to its committees. A complete copy of the charter of the board of directors of the company is attached as Appendix A to this circular and is available upon request to the Corporate Secretary or on the company's website at www.kinross.com.

In carrying out its mandate, the board met thirteen times in 2020, on all of these occasions also meeting without management present. At such meetings and pursuant to written resolutions, the board fulfilled its responsibilities by doing the following, among other things:

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adopted a strategic plan proposed by management and considered possible strategic initiatives for the company,

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reviewed and approved consolidated financial statements,

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obtained periodic reports from management regarding operational matters, gold sales, cash flows and borrowing activities,

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approved the 2021 budget,

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adopted a dividend policy and approved the payment of dividends,

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approved the filing of a preliminary base shelf prospectus in Canada and USA,

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approved the re-start of the La Coipa project in Chile,

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•
approved a revised delegation of authority policy for the Company,

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approved the revised Corporate Governance Guidelines for the board,

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approved the acquisition of 70% of the Manh Choh project (formerly known as 'Peak') in Alaska, USA,

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reviewed director candidate profiles,

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nominated a new director, who is a financial expert, to the board,

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received reports from the Chair of the ARC regarding financial, audit, internal control, information technology, cybersecurity and legal matters and the implementation and operationalization of the risk management framework,

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received reports from the Chair of the CGNC on current governance practices and the company's compliance practices, as well as reviewed recommendations to approve various board policies, and received reports on the progress made with respect to selection of new nominees to the board,

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received reports from the Chair of the CRTC regarding environmental, health and safety matters, the overall process relating to the reporting of the company's mineral reserves and mineral resources, material exploration, operating, development and technical activities, and the process for identification and management of technical and operating risks,

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received reports from the Chair of the HRCC and approved the compensation awarded to the CEO and senior executives, including the NEOs,

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reviewed issues relating to the company's material properties, and

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approved renewal of letter of credit guarantee facility.

POSITION DESCRIPTIONS

The position description of our Independent Chair of the board is outlined above under "Role of the Board of Directors" on page 130.

The Independent Chair of the board works with the Chairs of the committees of the board to assist them in carrying out their roles and responsibilities as detailed in the committee charters.

The committee charter for each of the committees includes the responsibilities of the committee Chair which also constitutes their position description. In general, committee Chairs fulfill their responsibilities by, among other things:

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reviewing and approving the agenda for each committee meeting,

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presiding over committee meetings,

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obtaining reports from management regarding matters relevant to their mandate, and

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reporting to the board and making recommendations to the board regarding matters in their committee's areas of responsibility.

The board and the CEO engage in an ongoing dialogue regarding the board's ongoing expectations for the CEO's responsibilities, which are set out in the CEO's position description and include:

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assuming the leadership of management and the day to day leadership of the company,

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developing and recommending Kinross' strategic plans,

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implementing Kinross' business and operational plans,

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reporting regularly to the board on the overall progress of Kinross against its financial and operational objectives,

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ensuring that Kinross' strategic business plan is carried out efficiently, with integrity and ethics, and

•
communicating and liaising with investors, other stakeholders, and public markets.

ASSESSING THE BOARD

The current practice of the board is for the Independent Chair, with the assistance of the CGNC, to make ongoing formal and informal assessments of the performance of the board and its committees, together with that of the board Chair, the committee Chairs and each individual director. The board has a formal evaluation process which is completed annually and consists of evaluation forms to solicit feedback on the board as a whole, its committees and individual directors, including via a peer review. The questions include a set of open-ended qualitative questions to solicit purposeful inputs on board performance and functioning and to provide peer feedback to directors.

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In 2020, the company engaged an external facilitator to manage the evaluation process, which consisted of on-line surveys that assessed the performance of the board, the board chair, the committee chairs, and individual directors. The survey results were supplemented with interviews with each of the directors, as well as selected members of management to gain further insight into the board's performance and the contributions of individual directors.

The evaluation of the board as a whole and the committees is aimed at determining the effectiveness of the board and how improvements could be made. The evaluation of individual directors is aimed at ensuring that each board member brings an adequate contribution to the board as a whole in light of its overall needs. Such evaluations are used by the Independent Chair and the CGNC to recommend changes to board composition or board structure, as may be required from time to time.

The results of the evaluation process were reviewed by the Independent Chair and the Chair of the CGNC. The results were then communicated to the CGNC by its Chair and to the entire board by the Independent Chair.

NOMINATING AND METHOD OF VOTING FOR DIRECTORS

The CGNC is responsible for identifying and recruiting new candidates for nomination to the board and considering candidates submitted by shareholders.

Among the duties under its mandate, the CGNC:

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reviews the composition of the board to ensure it has an appropriate number of independent directors,

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maintains an evergreen list of potential nominees,

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analyzes the needs of the board when vacancies arise,

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ensures that an appropriate selection process for new board nominees is in place,

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makes recommendations to the board for the election of nominees to the board,

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continually engages in succession planning for the board, by performing at least annually, a process similar to that which is used for senior management, and

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identifies needs of the board with the help of a skills and experience assessment, and diversity analysis, matching this to the continuously refreshed evergreen list of potential nominees.

In assessing the composition of the board, the CGNC takes into account the following considerations:

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the independence of each director,

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diversity of the board, including gender representation,

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the competencies and skills that the board as a whole should possess, and

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the current strengths, skills and experience represented by each director, as well as each director's personality, and other qualities as they affect board dynamics.

Nominees to the board proposed for election at the meeting are elected by individual voting on each nominee to the board.

DIVERSITY

Board diversity

Kinross believes in diversity and values the benefits diversity can bring to its board. Diversity includes gender, sexual preference, disability, age, ethnicity, business experience, functional expertise, stakeholder expectations, culture, and geography. Kinross seeks to maintain a board comprised of talented and dedicated directors whose skills and backgrounds reflect the diverse nature of the business environment in which Kinross operates. Accordingly, the composition of the board is intended to reflect a diverse mix of skills, experience, knowledge and backgrounds, including an appropriate number of women directors. In addition to the relevant skills and experience contained in the above matrix, the CGNC takes into account the diversity of candidates when filling board vacancies and changing its composition. Kinross also tracks the number of directors with significant, limited or no operations experience.

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In 2012, the board developed and approved a written board diversity policy. The board diversity policy was updated in December 2014 to include a target percentage for representation of women directors and in November 2015, it became part of the consolidated Corporate Governance Guidelines adopted by the board.

As set out in the board diversity policy, Kinross:

•
will periodically assess the skills, experience, knowledge and backgrounds of its directors in light of the needs of the board, including the extent to which the current composition of the board reflects a diverse mix of skills, experience, knowledge and backgrounds, including an appropriate number of women directors;

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is committed to a merit based system for board composition, which requires a diverse and inclusive culture where directors believe that their views are heard, their concerns are attended to and they serve in an environment where bias, discrimination and harassment on any matter are not tolerated;

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will, when identifying suitable candidates for appointment to the board, consider candidates on merit against objective criteria having due regard to the benefits of diversity and the needs of the board;

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will instruct any search firm engaged to assist the board in identifying candidates for director to include women candidates;

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will include women candidates in the board's evergreen list of potential board nominees; and

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has a target of 33% women directors as members of the board.

Kinross currently meets its target of having women directors comprise 33% of the board. Mses. Lethbridge, McGregor and McLeod-Seltzer are standing for re-election at this meeting and if all of the director nominees are elected at the meeting, 3 of the 9 board members (33%) will be women. The CGNC specifically considers the level of representation of women on the board when identifying and nominating individuals for election as director and is committed to actively recruiting for women as it advances board succession initiatives going forward.

Beginning in 2020, Kinross began requesting voluntary disclosure from its directors and executive officers on diversity characteristics beyond gender, including visible minorities, Indigenous peoples and persons with disabilities ("designated groups"). As part of its commitment to diversity at the board and executive officer levels, and through the company and its subsidiaries, Kinross has determined to provide voluntary disclosure of number and percentage of its board who are members of these other designated groups. Based on the responses received in 2021, the current board of Kinross comprises one director (11%) who is a member of the Indigenous Peoples.

The CGNC continues to review the board diversity policy annually and assess its effectiveness in promoting a diverse board.

Diversity in executive officer appointments

Kinross believes in diversity and values the benefits diversity can bring to the company. In February 2015, Kinross adopted a global written guideline on inclusion and diversity with respect to its employees. The guideline is titled "The Kinross Way for Inclusion and Diversity" and was most recently updated in January 2020. It provides guiding principles for promoting a diverse and inclusive culture within Kinross. The policy interprets diversity to mean all the ways in which the employees of Kinross and its subsidiaries are different, including visible differences such as ethnicity, race, gender, age, and physical appearance, as well as religion, nationality, disability, sexual orientation, education and ways of thinking.

The policy recognizes gender diversity as one aspect of diversity which it seeks to promote within the company. Kinross has chosen at this time not to target a specific number or percentage of women. Instead, Kinross has established a framework that will enable the evolution of diverse employee representation, including women as executive officers. Kinross believes this is a more meaningful and sustainable approach to improving diversity and inclusion in the workplace than the establishment of a target. This framework will be grounded in meaningful activities, with an overarching goal of increasing the representation of women based on merit. As of March 1, 2021, the representation of women in executive officer positions within Kinross and its subsidiaries was at 9 women which was 16% (March 1, 2020: 8 women, 15%) of executive officer positions. During 2019, to support the senior leadership team of the company, a leadership advisory team consisting of experienced Kinross leaders with diverse perspectives and functional expertise was created to provide direct input and insight on organizational issues, corporate strategy and key business decisions. The leadership advisory team comprises two women (15%) at the senior vice-president and vice-president levels.

Kinross will strive to include female candidates for all key position openings and it considers the representation of women in making appointments, including for executive officer roles. However, although Kinross is committed to diversity, it has not adopted a specific target for the number of women in executive officer roles and in all cases the decision on hiring and promotion will be based entirely on merit. While the initial focus of these activities is gender, it is believed that actions taken to improve the environment and opportunities for women will be beneficial for all employees and increase diversity more broadly at Kinross globally.

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During 2020, Kinross became a proud signatory to the BlackNorth Initiative, an initiative committed to the removal of anti-Black systemic barriers negatively affecting the lives of Black Canadians. Among other commitments, the company has agreed to monitor its progress against certain targets for BIPOC representation in management and director positions.

NEW DIRECTOR ORIENTATION AND CONTINUING EDUCATION

The CGNC, in conjunction with the Independent Chair of the board and the CEO of the company, is responsible for ensuring that new directors are provided with an orientation and education program which includes written information about the duties and obligations of directors (including board and committee charters, company policies and other materials), the business and operations of the company, documents from recent board meetings, and opportunities for meetings and discussion with senior management and other directors.

Continuing education helps directors keep up to date on changing governance issues and requirements, and understand issues the company faces within the context of its business. The board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process.

To facilitate ongoing education of the directors, the CGNC, the Independent Chair or the CEO will, as may be necessary from time to time:

•
request that directors determine their training and education needs and interests,

•
arrange ongoing visitation by directors to the company's facilities and operations,

•
arrange the funding for the attendance of directors at seminars or conferences of interest and relevance to their position as a director of the company, and

•
encourage and facilitate presentations by members of management and outside experts to the board or committees on matters of particular importance or emerging significance.

Each of the current directors is encouraged to complete a recognized director education program such as those offered by corporate governance institutes. Kinross provides access to and financial support for continuing education courses, with particular emphasis on best practices in corporate governance, and will cover 100% of the cost to attend and complete selected programs.

The following table provides details regarding various continuing education events during the fiscal year ended December 31, 2020, held for, or attended by, the company's directors who are standing for re-election at the meeting. In addition to these, the directors receive regular updates from management on matters of particular importance or emerging significance.

Date	Topic	Presented/Hosted by	Attended by

January 2020	Presentation on Mining Outlook	RBC	Catherine McLeod-Seltzer

February 2020	CBCA Amendments: Diversity Disclosures Beyond Gender	Institute of Corporate Directors	Kerry Dyte

	Succeeding in Uncertainty	PwC LLP	Ave Lethbridge

	Board Leadership	Institute of Corporate Directors	Ave Lethbridge

	Presentation on Current Corporate Governance Issues	Osler, Hoskin & Harcourt LLP	Ian Atkinson Ave Lethbridge Kelly Osborne David Scott

March 2020	COVID-19: what Corporate Directors need to know	Institute of Corporate Directors	Ave Lethbridge

	Driving value through M&A: The vital role of the Board	Deloitte LLP	Elizabeth McGregor

	COVID-19 considerations and implications in Mining	Deloitte LLP	Elizabeth McGregor

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Date	Topic	Presented/Hosted by	Attended by

April 2020	Navigating the Pandemic: A Board Lens	KPMG LLP	Kerry Dyte Elizabeth McGregor

	How Audit Committees can respond to COVID	KPMG LLP	Ave Lethbridge Elizabeth McGregor

	What to expect when the economy reopens	Rotman School of Management	Ave Lethbridge

	Emerging from COVID-19: from reaction to reality	KPMG LLP	Ave Lethbridge Elizabeth McGregor

	How global mining and metals companies can lead through the COVID-19 crisis	Ernst & Young LLP	Elizabeth McGregor

	Responding to COVID-19: Insights for audit committees	Deloitte LLP	Elizabeth McGregor

	Risk implications and considerations for your virtual workforce	KPMG LLP	Elizabeth McGregor

	Operational resilience: A new approach to meet heightened demands	Deloitte LLP	Elizabeth McGregor

May 2020	Evolving implications and considerations in mining	Deloitte LLP	Glenn Ives

	Insights from the frontline of COVID-19	St. Paul's Hospital	Glenn Ives

	ICD National Conference	Institute of Corporate Directors	Glenn Ives

	Next level governance for the new normal	Institute of Corporate Directors	Ave Lethbridge

	Global Energy Institute COVID-19 Analytics	KPMG LLP	Ave Lethbridge

	Finance disruption – the power of automation in an era of change	KPMG LLP	Elizabeth McGregor

	Revisiting ESG priorities – a pandemic lens	KPMG LLP	Elizabeth McGregor

June 2020	Economic Insight for Directors	Deloitte LLP	Glenn Ives

	Executive compensation in challenging times	Mercer	Ave Lethbridge

	COVID-19 – Implications for Audit Committees	Institute of Corporate Directors	Ave Lethbridge

	Innovating to Thrive	KPMG LLP	Ave Lethbridge

	2020 Proxy season hot topics – including COVID-19 implications	KPMG LLP	Elizabeth McGregor

	Lessons in Leadership – what history can teach us	KPMG LLP	Elizabeth McGregor

	Measuring Stakeholder Capitalism	Diligent	Catherine McLeod-Seltzer

July 2020	The Future of Cities: Urban Life and Work Beyond COVID-19	Rotman School of Management	Ave Lethbridge

	Mining audit committee roundtable	KPMG LLP	Ave Lethbridge

	Empowering Diverse Workplaces	KPMG LLP	Catherine McLeod-Seltzer

	The Conversation Continues on ESG & Stakeholder Capitalism	Diligent	Catherine McLeod-Seltzer

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Date	Topic	Presented/Hosted by	Attended by

August 2020	COVID-19 with Bill Gates	The Economist	Glenn Ives

	Mitigating Cyber Risk in Mining: Tactical Steps for Executives	AON	Catherine McLeod-Seltzer

	Cybersecurity training on email, mobile device security; phishing scams	Kinross	Ian Atkinson Kerry Dyte Glenn Ives Ave Lethbridge Elizabeth McGregor Catherine McLeod-Seltzer Kelly Osborne J. Paul Rollinson David Scott

September 2020	Managing Directors' and Officers' Risk in a COVID-19 World	Institute of Corporate Directors	Glenn Ives

	The Board's Role Beyond the COVID Crisis	McKinsey	Glenn Ives

	Financial Reporting Update	KPMG LLP	Glenn Ives Elizabeth McGregor

	Data & Privacy in Transparent World Conference	CPA Canada	Ave Lethbridge

	Mining CFO Roundtable Session – What you need to know now about ESG	Ernst & Young LLP	Elizabeth McGregor

	Kinross Technical Services onboarding	Kinross	Kerry Dyte Glenn Ives Ave Lethbridge Elizabeth McGregor Catherine McLeod-Seltzer Kelly Osborne David Scott

	Global Economic & Political Environment & Implications for Mining	Deloitte LLP	Catherine McLeod-Seltzer

	The Future of Work and Business	The Economic Club of Minnesota	Kelly Osborne

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Date	Topic	Presented/Hosted by	Attended by

October 2020	Canada 2030: Creating a better future for our country	Deloitte LLP	Glenn Ives

	Reassessing the implications and Considerations for Mining	Deloitte LLP	Glenn Ives

	Annual Conference	National Association of Corporate Directors	Glenn Ives

	Economic insights for directors	Deloitte LLP	Glenn Ives

	Climate Change, COVID-19 and Canadian Business: Our Path Ahead	Institute of Corporate Directors	Ave Lethbridge

	Human Capital Management Disclosures	Mercer	Ave Lethbridge

	Executive Compensation 2020, Recent Disruptions & The rise of "S" in ESG	Institute of Corporate Directors	Ave Lethbridge

	National Directors' Broadcast 2020: When the only certainty is uncertainty – how do boards weigh in?	Deloitte LLP	Elizabeth McGregor

	Beyond the Ballot	Helima Croft & Michael Morell	Catherine McLeod-Seltzer

	Virtual Mining Minds – Get the Most out of Your ESG Efforts	PwC LLP	Catherine McLeod-Seltzer

	Kinross training on code of conduct, anti-corruption and conflict of interest	Kinross	Ian Atkinson Kerry Dyte Glenn Ives Ave Lethbridge Elizabeth McGregor Catherine McLeod-Seltzer Kelly Osborne J. Paul Rollinson David Scott

	Taking Collective Action on Diversity and Inclusion in the Workplace	The Economic Club of Minnesota	Kelly Osborne

	Foreign Investment Advisory Council	Ministry of Economic Development of the Russian Federation	J. Paul Rollinson

November 2020	Impact of the US Election on Canada from a mining perspective	Deloitte LLP	Glenn Ives

	What a Biden Presidency means for America and the World	The Economist	Glenn Ives

	Economic Insights and Directors' roundtable	Deloitte LLP	Glenn Ives

	OSC Dialogue	Ontario Securities Commission	Ave Lethbridge

	TD Securities Global Energy and Metals Conference	TD	Elizabeth McGregor

	Road to New Reality – The CFO agenda	KPMG LLP	Elizabeth McGregor

	Making an impact: Philanthropic planning strategies	RBC	Elizabeth McGregor

	Keeping pace with change – The latest in financial reporting for public companies	Ernst & Young LLP	Elizabeth McGregor

	The BC disruption and innovation series	KPMG LLP	Elizabeth McGregor

	360 by Deloitte LLP (leadership topics)	Deloitte LLP	Catherine McLeod-Seltzer

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LETTER TO SHAREHOLDERS	EXECUTIVE SUMMARY	VOTING	BUSINESS OF THE MEETING	DIRECTORS	EXECUTIVE COMPENSATION	GOVERNANCE	APPENDICES

Date	Topic	Presented/Hosted by	Attended by

December 2020	Financial Reporting Update	KPMG LLP	Elizabeth McGregor

	In Studio with David Chilton	RBC	Elizabeth McGregor

	Stepping up oversight amidst a challenging landscape	PwC Boardroom Series	Catherine McLeod-Seltzer

	Women in Mining Leadership	Women in Mining	Catherine McLeod-Seltzer

	Professional Development Series	CIM Management & Economics Society	Catherine McLeod-Seltzer

	United States and Mexico Partnership	The Economic Club of Minnesota	Kelly Osborne

BOARD TERM AND RENEWAL

In February 2015, the board adopted the director service limits policy in order to assist with appropriate board renewal and succession planning for directors. These are now part of the consolidated Corporate Governance Guidelines adopted by the board in November 2015 and most recently amended in February 2021. The board is committed to a process of renewal and succession planning for directors which seeks to bring fresh thinking and new perspectives to the board while also maintaining an appropriate degree of continuity and adequate opportunity for transition of board and board committee roles and responsibilities.

In keeping with this commitment, the following term limits were adopted.

An independent director shall not stand for re-election at the first annual meeting of shareholders after ten years following the later of (a) February, 2015 and (b) the date on which the director first began serving on the board. However, on the recommendation of the CGNC a non-executive director may continue to stand for re-election for up to five additional years so long as the director continues to receive solid annual performance assessments and meets other board policies or legal requirements for board service. In no event shall an independent director stand for re-election at the first annual meeting of shareholders after reaching age 73, unless otherwise determined by the board. These limits on board service apply notwithstanding that a director has continued to receive solid annual performance assessments, has the needed skills and experience and meets other board policies or legal requirements for board service.

ADDITIONAL GOVERNANCE INFORMATION

About shareholder engagement

Kinross is committed to engaging in constructive and meaningful communication with its shareholders and other stakeholders. Kinross communicates with shareholders and other stakeholders through a variety of channels, including through its annual and quarterly reports and proxy circular, press releases, annual information form, website and industry conferences. Kinross holds a quarterly earnings call which is open to all. Kinross has also adopted a formal shareholder engagement policy which is available upon request to the Corporate Secretary or can be found on the company's website at www.kinross.com. During 2020, the board and management of Kinross met with a number of shareholders as part of a shareholder outreach program. At these meetings, various items of interest to the shareholders were discussed. For a detailed description of the shareholder outreach initiatives during the previous year, see "Say on pay and shareholder engagement" on page 64.

Feedback to the board of directors

Shareholders may communicate comments directly to the board by writing to the Independent Chair, care of the Corporate Secretary, at Kinross Gold Corporation, 25 York Street, 15th Floor, Toronto, Ontario, M5J 2V5. All correspondence, with the exception of solicitations for the purchase or sale of products and services and other similar types of correspondence, will be forwarded to the Independent Chair. Alternatively, the Independent Chair may be contacted directly by telephone at (416) 365-5123 (ext. 2002).

Interest of certain persons in matters to be acted upon

No (a) director or executive officer of the company who has held such position at any time since January 1, 2019, (b) proposed nominee for election as a director of the company, or (c) associate or affiliate of a person in (a) or (b), has any material interest, direct or

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indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting, other than the election of directors.

Interest of informed persons in material transactions

Since January 1, 2020, no informed person of the company, nominee for election as a director of the company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the company or its subsidiaries.

Indebtedness of directors and officers

To the knowledge of the company, as at March 16, 2021 there was no outstanding indebtedness to the company or its subsidiaries incurred by directors, officers or employees, or former directors, executive officers or employees of the company and its subsidiaries (or any associates of such persons) in connection with the purchase of securities of the company or its subsidiaries or otherwise, and there was no outstanding indebtedness incurred by any such individuals to another entity that was the subject of a guarantee, support agreement, letter of credit or other similar agreement or undertaking provided by the company or its subsidiaries. In addition, the company does not grant personal loans to its directors and executive officers (or any associates of such persons), as such terms are defined under the United States Sarbanes-Oxley Act of 2002, except in accordance with that Act.

Directors' and Officers' Insurance

The company arranges and maintains insurance for its directors and officers and those of its subsidiaries. The limit of liability applicable to all insured directors and officers under the current policies, which will expire on June 1, 2021, is $225 million in the aggregate, inclusive of defense costs. Under the policies, the company has reimbursement coverage to the extent that it has indemnified the directors and officers in excess of a deductible of $7.5 million for each loss (subject to certain exceptions that may apply). The total premium charged to the company in respect of coverage for 2020 was $2.9 million (2019 (12 months): $1.7 million and 2018: $1.5 million), no part of which is or was payable by the directors or officers of the company.

The by-laws and standard indemnity agreements of the company also provide for the indemnification of the directors and officers of the company (and its affiliates) from and against any liability and cost in respect of any action or suit against them in connection with the execution of their duties of office, subject to the limitations contained in the OBCA.

Additional information

Additional information relating to the company can be found under its profile on SEDAR at www.sedar.com and on the company's web site at www.kinross.com. Financial information is provided in the company's audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2020 and can also be found under the company's profile on SEDAR at www.sedar.com. Shareholders may also contact the Senior Vice-President, Investor Relations of the company by phone at 416-365-5123 or by e-mail at info@kinross.com to request copies of these documents.

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CAUTIONARY STATEMENT ON FORWARD LOOKING INFORMATION

All statements, other than statements of historical fact, contained or incorporated by reference in or made in giving this circular, including but not limited to any information as to the future performance of Kinross, constitute "forward looking statements" within the meaning of applicable securities laws, including the provisions of the Securities Act (Ontario) and the provisions for "safe harbor" under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates, and projections as of the date of this circular. Forward-looking statements contained in this circular include those statements made under the headings "Letter to shareholders from the Chair of the board", "Executive Summary", "Letter to shareholders from Chair of the human resource and compensation committee", "2020 Results", "2021 SLT Measures" and "2020 RPSU Performance Goals", and include without limitation statements with respect to as well as statements with respect to our guidance for production, production costs of sales, cash flow, free cash flow, all-in sustaining cost of sales, and capital expenditures; the declaration, payment and sustainability of the Company's dividends; optimization of mine plans; identification of additional resources and reserves; the schedules and budgets for the Company's development projects; mine life and any potential extensions; the Company's capital reinvestment program and continuous improvement initiatives and project performance or outperformance, as well as references to other possible events, the timing and amount of estimated future production, costs of production, operating costs; capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, capital requirements, project studies, government regulation permit applications and conversions, restarting suspended or disrupted operations; environmental risks and proceedings; and resolution of pending litigation. The words "anticipate", "estimate", "expected", "forecast", "guidance", "on budget", "on time", "on schedule", "opportunity", "outlook", "plan", "potential", "progress" or "trend" or variations of or similar such words and phrases, or statements that certain actions, events or results may, can, could, would, should, might, occur or will be taken or realized, and similar expressions identify forward looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Statements representing management's financial and other outlook have been prepared solely for purposes of expressing their current views regarding the company's financial and other outlook and may not be appropriate for any other purpose. Many of these uncertainties and contingencies can affect, and could cause, Kinross' actual results to differ materially from those expressed or implied in any forward looking statements made by, or on behalf of, Kinross. There can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward looking statements made in this circular are qualified by these cautionary statements, and those made in our filings with the securities regulators of Canada and the U.S., including but not limited to those cautionary statements made in the "Risk Factors" section of our most recently filed Annual Information Form, the "Risk Analysis" section of our year end 2020 Management's Discussion and Analysis, and the "Cautionary Statement on Forward-Looking Information" in our news release dated February 10, 2021, to which readers are referred and which are incorporated by reference in this circular, all of which qualify any and all forward-looking statements made in this circular. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Endnotes: These endnotes pertain to content from the inside front cover through to and including page 15 of this circular.

1.
Unless otherwise stated, production, production cost of sales per Au eq. oz., and all-in sustaining costs per Au eq. oz., in this Circular are based on Kinross' 90% share of Chirano production and costs, and 70% share of Manh Choh costs.

2.
Kinross guidance and outlook represents forward-looking information and users are cautioned that actual results may vary. Forecasts for production, production cost of sales, all-in sustaining costs and capital expenditures are + or -5%.

3.
These figures are non-GAAP financial measures and are defined and reconciled in Section 11, Supplemental Information of the Management's Discussion and Analysis.

4.
In 2019 we reported $3.2 billion for total spending in host countries and expect 2020 to be a similar amount. The final figure for 2020 will be published in our 2020 Sustainability Supplement.

5.
Attributable margin per equivalent ounce sold is a non-GAAP financial measure defined as "average realized gold price per ounce" less "attributable production cost of sales per gold equivalent ounce sold."

6.
Net earnings figures in this report represent "net earnings (loss) from continuing operations attributable to common shareholders."

7.
Average realized price of gold is a non-GAAP financial measure and is defined as metal sales divided by the total number of ounces sold. This measure is intended to enable management to better understand the price realized in each reporting period. The average realized price of gold does not have any standardized definition under IFRS and should not be considered a substitute for measures of performance prepared in accordance with IFRS.

8.
See Kinross Mineral Reserve and Mineral Resource Statement in the 2020 Annual Report.

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APPENDIX A

CHARTER OF THE BOARD OF DIRECTORS

I.     Purpose

  Kinross' Board of Directors is ultimately responsible for the stewardship of, and the supervision and coaching of the management of, the business and affairs of Kinross and must act in the best interests of Kinross. The Board of Directors will discharge its responsibilities directly and through its committees, currently consisting of an Audit and Risk Committee, Human Resources and Compensation Committee, Corporate Responsibility and Technical Committee and Corporate Governance and Nominating Committee. The Board of Directors shall meet regularly to review the business operations and corporate governance and financial results of Kinross. Meetings of the Board of Directors shall include regular meetings with management to discuss specific aspects of the operations of Kinross. The "Independent" board members shall also hold separate, regularly scheduled meetings at which management is not in attendance.

II.    Composition

  The Board of Directors shall be constituted at all times of a majority of individuals who are "independent directors" in accordance with applicable legal requirements, including the requirements published by the Canadian Securities Administrators and the Corporate Governance Rules of the New York Stock Exchange, as such rules are revised, updated or replaced from time to time. In addition at least (a) three of the independent directors shall be "independent directors" in accordance with applicable legal requirements for service on an audit committee and (b) three of the independent directors shall satisfy applicable legal requirements for service as an independent director on a compensation committee. A copy of the independence requirements is reproduced in Schedule "A" attached hereto.

III.   Responsibilities

  The Board of Directors' responsibilities include, without limitation to its general mandate, the following specific responsibilities:

  •
  Reviewing and approving all annual and interim financial statements and related footnotes, management's discussion and analysis, earnings releases and the annual information form.

  •
  Approving the declaration of dividends, the purchase and redemption of securities, acquisitions and dispositions of material capital assets and material capital expenditures.

  •
  Appointing a Chair of the Board of Directors who is an independent director who will be responsible for the leadership of the Board of Directors and for specific functions to enhance the independence of the Board of Directors.

  •
  The assignment to committees of directors of the general responsibility for developing Kinross' approach to: (i) corporate governance issues, (ii) nomination of board members; (iii) financial reporting and internal controls; (iv) environmental compliance; (v) health and safety compliance; (vi) risk management; and (vii) issues relating to compensation of officers and employees.

  •
  Succession planning, including the selection, appointment, monitoring, evaluation and, if necessary, the replacement of the Chief Executive Officer and other executives, and assisting in the process so that management succession is, to the extent possible, effected in a manner so as not to be disruptive to Kinross' operations. The Board will, as part of this function, satisfy itself as to the integrity of the Chief Executive Officer and other executives and that such Chief Executive Officer and executives create and maintain a culture of integrity throughout the Kinross organization.

  •
  With the assistance of the Human Resources and Compensation Committee:

  –
  Approving the compensation of the senior management team and establishing compensation and shareholding requirements for directors and disclosing such compensation and shareholdings.

  –
  Reviewing succession plans for the CEO and other executive officers.

  •
  With the assistance of the Corporate Governance and Nominating Committee:

  –
  Developing Kinross' approach to corporate governance.

  –
  Overseeing the provision of appropriate orientation and education to new recruits to the Board of Directors and ongoing continuing education to existing directors.

  –
  Reviewing the composition of the Board and considering if an appropriate number of independent directors sit on the Board of Directors.

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    –
    Overseeing an appropriate selection process for new nominees to the Board of Directors is in place.

    –
    Appointing directors or recommending nominees for election to the Board of Directors at the annual and general meeting of shareholders, on the recommendation of the Corporate Governance and Nominating Committee.

    –
    The assessment, at least annually, of the effectiveness of the Board of Directors as a whole, the committees of the Board of Directors and the contribution of individual directors, including consideration of the appropriate size of the Board of Directors.

  •
  With the assistance of the Audit and Risk Committee:

  –
  Reviewing the integrity of Kinross' internal control and management information systems. Overseeing compliance with laws and regulations, audit and accounting principles and Kinross' own governing documents.

  –
  Selecting, appointing, determining the remuneration of and, if necessary, replacing the independent auditors.

  –
  Assessing the independence of the auditors.

  –
  Identification of the principal financial and controls risks facing Kinross and review of management's systems and practices for managing these risks.

  –
  Review and approval of significant accounting and financial matters and the provision of direction to management on these matters.

  –
  Without limitation to the Board of Directors' overall responsibility to oversee the management of the principal business risks, the identification of the principal business risks (including political risks) facing Kinross (other than environmental, climate change, and health and safety risks reviewed by the Corporate Responsibility and Technical Committee) and review of management's systems and processes for managing such risks.

  •
  With the assistance of the Corporate Responsibility and Technical Committee:

  –
  Supervising the development and implementation of policies and practices of Kinross relating to safety, health, responsible environmental stewardship and positive community relationships.

  –
  Supervising management's performance on safety, health, environmental stewardship and corporate responsibility.

  •
  Provide oversight to the overall process relating to:

  a.
  the reporting on the quantity and quality of Kinross' mineral reserves and resources.

  b.
  The material exploration, operating, development and technical activities;

  c.
  The process for identifying and managing technical and operating risks, in conjunction with the Audit and Risk Committee

  d.
  The review of all material activities related to new projects, project development and the closures of mine/exploration sites, in conjunction with the Corporate Responsibility and Technical Committee.

  •
  With the assistance of the Officer responsible for investor relations, monitor and review feedback provided by Kinross' shareholders and other stakeholders.

  •
  Approving securities compliance policies, including communications policies, of Kinross and reviewing these policies at least annually.

  •
  Overseeing the accurate reporting of Kinross' financial performance to shareholders on a timely and regular basis and taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on Kinross.

  •
  The adoption of a strategic planning process, approval and review, on an annual basis of a strategic plan that takes into account business opportunities and business risks identified by the Audit and Risk Committee and monitoring performance against the plan.

  •
  The review and approval of corporate objectives and goals and expectations applicable to senior management personnel of Kinross.

  •
  Defining major corporate decisions which require Board approval and approving such decisions as they arise from time to time.

  •
  Obtaining periodic reports from management on Kinross' operations including, but without limitation, reports on security issues surrounding Kinross' assets (property and employees) and the protection mechanisms that management has in place.

  •
  Ensuring that this Charter is disclosed on a yearly basis to the shareholders in Kinross' management information circular prepared for the annual and general meeting of shareholders or other disclosure document or on Kinross' website.

  •
  Performing such other functions as prescribed by law or assigned to the Board of Directors in Kinross' constating documents and by-laws.

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SCHEDULE "A"

Independence Requirements of National Instrument 52-110 – Audit Committees ("NI 52-110")

A member of the Board shall be considered "independent" if he or she has no direct or indirect material relationship with the Company. A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director's independent judgment.

The following individuals are considered to have a material relationship with the Company:

(a)
an individual who is, or has been within the last three years, an employee or executive officer of the Company;

(b)
an individual whose immediate family member is, or has been within the last three years, an executive officer of the Company;

(c)
an individual who:

(i)
is a partner of a firm that is the Company's internal or external auditor;

(ii)
is an employee of that firm; or

(iii)
was within the last three years a partner or employee of that firm and personally worked on the Company's audit within that time;

(d)
an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i)
is a partner of a firm that is the Company's internal or external auditor;

(ii)
is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)
was within the last three years a partner or employee of that firm and personally worked on the Company's audit within that time;

(e)
an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Company's current executive officers serves or served at the same time on the entity's compensation committee; and

(f)
an individual who received, or whose immediate family member who is employed as an executive officer of the Company received, more than $75,000 in direct compensation from the Company during any 12 month period within the last three years, other than as remuneration for acting in his or her capacity as a member of the Board of Directors or any Board committee, or the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service for the Company if the compensation is not contingent in any way on continued service.

In addition to the independence criteria discussed above, for audit committee purposes, any individual who:

(a)
has a relationship with the Company pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or any subsidiary entity of the Company, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee; or as a part-time chair or vice-chair of the board or any board or committee, or

(b)
is an affiliated entity of the Company or any of its subsidiary entities,

is deemed to have a material relationship with the Company, and therefore, is deemed not to be independent.

The indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by:

(a)
an individual's spouse, minor child or stepchild, or a child or stepchild who shares the individual's home; or

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(b)
an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Company or any subsidiary entity of the Company.

Independence Requirement of NYSE Rules

A director shall be considered "independent" in accordance with NYSE Rules if that director has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) that may interfere with the exercise of his or her independence from management and the Company.

In addition:

(a)
A director who is an employee, or whose immediate family member is an executive officer, of the Company is not independent until three years after the end of such employment relationships.

(b)
A director who receives, or whose immediate family member receives, more than $120,000 per year in direct compensation from the Company, other than director or committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $120,000 per year in such compensation.

(c)
A director who is (i) a current partner or employee of the Company's internal or external auditor, (ii) was within the last three years a partner or employee of the auditor and personally worked on the Company's audit during that time or (iii) whose immediate family member is a current partner of the Company's auditor, a current employee of the auditor and personally works on the Company's audit or was within the last three years a partner or employee of the auditor and personally worked on the Company's audit during that time is not "independent".

(d)
A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Company's present executives serve on that company's compensation committee is not "independent" until three years after the end of such service or the employment relationship.

(e)
A director who is an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues, is not "independent" until three years after falling below such threshold.

Exceptions to Independence Requirements of NI 52-110 for Audit Committee Members

Every audit committee member must be independent, subject to certain exceptions provided in NI 52-110 relating to: (i) controlled companies; (ii) events outside the control of the member; (iii) the death, disability or resignation of a member; and (iv) the occurrence of certain exceptional circumstances.

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Questions? Need help voting?

Please contact our strategic shareholder advisor and proxy solicitation agent,

Kingsdale Advisors.

www.kingsdaleadvisors.com

North American Toll Free Phone:

1-866-851-3217

Email: contactus@kingsdaleadvisors.com

Facsimile: 416-867-2271

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  Exhibit 99.3